RTW


Who We Are
2004
ANNUAL REPORT
12 weeks have
customers'
Absentia

Transforming people from absent or idle to present and productive

CORPORATE PROFILE

RTW, Inc. provides disability management services to: (i) employers insured through our wholly-owned insurance subsidiary, American Compensation Insurance Company; (ii) self-insured employers; (iii) state assigned risk plans; (iv) other insurance companies; and (v) to agents and brokers on a consulting basis.

We developed two proprietary systems to manage disability: (i) ID15®, designed to quickly identify those injured employees who are likely to become inappropriately dependent on disability system benefits; and (ii) The RTW Solution®, rapid intervention in and intensive management of potentially high-cost injuries, designed to lower employers' disability costs and improve productivity by returning injured employees to work as soon as safely possible. We support these proprietary management systems with state-of-the-art technology and talented employees dedicated to our vision of transforming people from absent or idle to present and productive. During 2004, we operated primarily in Minnesota, Michigan and Colorado and began servicing non-insurance customers in California and Indiana.

I am pleased to be writing to you this year at the helm of a growing organization. In all respects, 2004 was an exciting year. Net income totaled $9.9 million or $1.81 per fully diluted share. We grew net worth by $9.9 million as well, increasing our book value per-share 23%. Our market value followed the growth in book value increasing 50% to $49.6 million ($9.32 per share) at December 31, 2004 from $33.0 million ($6.44 per share) at December 31, 2003.

To Our Shareholders



Our Approach

We lower employers' disability costs and improve productivity by returning injured employees to work as soon as safely possible. Our approach reduces medical expense and wage-replacement cost including time away from the job. We have been successful by concentrating our efforts in three key areas:

- Focusing on the 15% of injured employees that drive 80% of the system costs;
- Actively managing all participants in the system, including employers, employees, medical care providers, attorneys and the legal system; and
- Returning employees to work as soon as safely possible.

We use two proprietary tools successfully. First, ID15® enables us to identify immediately those individuals likely to become inappropriately dependent on disability system benefits. Secondly, The RTW Solution® process enables us to rapidly intervene in and intensively manage potentially high-cost claims. We support these proprietary tools with state-of-the-art technology and talented employees dedicated to our vision of transforming people from absent or idle to present and productive.

Service Business

A year ago, we told you that we would diversify our products and transform the Company from insurance to service. Today, I can unequivocally say that we have progressed nicely along that path. We are excited about our future and the opportunities ahead of us. Accomplishments for our service business include:

- We named our services division, **Absentia**℠, to begin differentiating our service offerings from our insurance products. Absentia, by our definition is simply, the absence of absence.
- Service revenue grew to $633,000 in 2004 from $109,000 in 2003. More importantly, our service revenue trajectory is strong, doubling in both the third and fourth quarters of 2004. At year-end, we had signed contracts representing over $5.0 million in annualized service revenue in place. (Servicing $5.0 million in annualized service revenue is equivalent to providing approximately $30.0 million in insurance premiums - nearly half of our insurance premiums in force).
- We expanded our service offerings. A year ago we offered only guaranteed cost workers' compensation insurance. Today, we provide eight different service offerings built upon our core competencies: ID15, The RTW Solution and our proprietary technology. Not only did we expand our service offerings, but we moved outside of workers' compensation into disability management as well.
- We broadened our definition of customer and provide services today not only to employers insured through our wholly-owned insurance subsidiary, American Compensation Insurance Company (ACIC), but further added: (i) self-insured employers; (ii) state assigned risk plans; (iii) governmental entities; (iv) other insurance companies; and (v) agents and brokers to our customer list.
- We expanded our reach beyond Minnesota, Michigan and Colorado offering services through **Absentia**℠ to customers in California and Indiana. We expect to continue to expand our services throughout the United States.

Insurance Operation

While I am energized by our service business, our insurance results are important too. We derive a substantial portion of our revenue from premiums earned on our workers' compensation insurance product.

We manage our insurance subsidiary conservatively. Protecting surplus and our A.M. Best rating is paramount. We buy insurance to cover claims that exceed $200,000 in cost (in certain of our markets, that insurance is capped at $20.0 million). We invest conservatively in taxable and tax-exempt fixed income securities, nearly all of which are rated AAA. We strive for consistent and conservative reserving.

Our American Compensation Insurance Company (ACIC) insurance subsidiary had a great year:

- Gross earned premiums grew 16% to $63.4 million. Rate increases on renewing policies were hard to come by, increasing by less than 1%. Our competitors are lowering rates seeking to increase volume and cash flow. We will continue to underwrite for profit, even if it means lower volume.
- We improved our ability to manage old claims and released another $7.0 million to income from previously recorded reserves. We experienced favorable development for three consecutive years and continue to reserve conservatively. These results are a tribute to the incredible passion, attention and creativity of our case and claim management teams.
- We grew policyholders' surplus in ACIC to $38.5 million.
- The A.M. Best rating for ACIC was upgraded to B+ in March 2004.

Unlike other industries, neither size nor brand name determines our profitability. What counts is underwriting discipline and exceptional claim management. We run our insurance company for success over time, not for the moment. Success requires that we: (i) underwrite scientifically with unwavering discipline (too many organizations lose this focus and get themselves into trouble); (ii) manage claims exceptionally (not enough companies do this well); (iii) reserve conservatively; and (iv) avoid inappropriate exposures.

We believe that the following areas drive success in insurance:

- *Write for profit.* We know that the insurance industry becomes irrational and that some competitors will write at below-cost rates to chase cash flow. We avoid the pricing game by sacrificing business that will not allow us an appropriate chance at profit. We played the wrong game in the past and we suffered financially. We intend to avoid that same mistake again. We do not use market-share as a benchmark for success. "No" is the most important word in our underwriter's vocabulary. We write to achieve an expected profit, no matter what the competition does. Underwriting to an expected profit does not ensure success. Only a combination of: (i) the right price; (ii) exceptional claim management; and (iii) fortune in the severity of reported losses, results in profit.
- *Accept only risks that are in our niche.* Our niche? Employers with sub-par workers' compensation experience driven primarily by soft-tissue injuries.
- *Understand the markets in which we operate,* then, when points of inflection are noted, change to reflect the new dynamics.
- *Reserve conservatively.* Understanding underlying loss cost is vital in getting rates right. In workers' compensation, improper reserving promotes and prolongs incorrect pricing, mostly in an unpleasant direction. We are committed to reserving appropriately and early to properly reflect cost in our business. The ability to do so with reasonable accuracy is vital so that we can compare actual loss costs to the premiums being charged.

Development

The term "development" is widely used in insurance. We receive many questions about our development and whether it is appropriate to include or exclude it in determining our normalized income for the year. Let me help describe where it comes from so you can make a more informed decision.

Insurance reserves are a liability on our balance sheet that state the estimated amounts that we expect to pay for workers' compensation claims that occurred prior to the reporting date but that are as yet unpaid. This liability includes estimates for both reported and unreported claims. In workers' compensation, claims extend over many years and it is difficult to

determine the ultimate cost of these reported and unreported events.
When it becomes evident that recorded reserves differ from the liability currently estimated, "development" occurs. Development may be either favorable or unfavorable.

We have recognized favorable development in each of the last three years and continue to manage claims to their best possible outcome, focusing on closing open claims. There is no guarantee of favorable development in the future.

2005, Positioning for the Future

In 2005, we are positioning ourselves to achieve sustainable, long-term success. To achieve that end, we will need to refine our sales and marketing strategy for our service offerings, enhance our technology to encompass our service operation and build hiring and training to accommodate future growth. In addition, we will:

- Maintain profitability in our insurance operation by writing policies at the right price and non-renewing unprofitable business. Competitors are offering lower rates (many that we believe are inadequate) in our markets. We will not follow those rates down to retain the premium. To offset some of that pressure, we will expand our insurance product offerings in 2005.
- Grow service revenue as we continue to diversify our product offerings and further leverage **ID15** and **The RTW Solution**.
- Brand and position our service offerings under the **Absentia**SM name.
- Continue to identify and engage strategic partners who can help us access customers and achieve success.
- Accomplish these initiatives that will position us well for the future and create value for our shareholders.

We, as an organization, will not attempt to talk the stock up or down. I think it is dangerous to predict the future publicly, and while I am frequently asked to do so by analysts and shareholders, I resist. Too often, predictions spread unwarranted optimism and lead to trouble. (Do you remember the late 1990's?) We will tell our story with passion and continue to publicly express our future vision. We will, however, accompany any comments with sensible caution. Frankly, I want to focus on growing this business, and do not want to lose that focus by trumpeting RTW's expected value. Over time, we expect to provide you a fair return for your continued loyalty.

We provide services that make a difference – not only to our employers, but also to their employees and society as a whole. We are very proud of our progress; however, we are not satisfied. Instead, we are energized by opportunity and our vision of the future. We continue to approach each new challenge head on with optimism, creating success through our tenacity and dedication to excellence in our business. We are excited about our future and look forward to reporting our achievements to each of you throughout 2005.

It wouldn't be right to close without thanking the groups that made 2004 successful. First, I am fortunate to be surrounded by an exceptional executive management team. I appreciate and thank each for the commitment and passion they continually exhibit in driving RTW to success. Secondly, I thank the members of our board for their ongoing support of our initiatives, guidance and maintaining focus on what is important. Most importantly, I thank each of the employees of RTW. RTW owes its success to their drive, desire and persistence in achieving our vision.

Thank you for your continued support and interest in all we do.

Sincerely,

JBMurphy

Jeffrey B. Murphy
President and Chief Executive Officer

CORPORATE INFORMATION

Headquarters and Minnesota Regional Office

8500 Normandale Lake Boulevard
Suite 1400
Bloomington, MN 55437
800-789-2242
952-893-0403

Website

www.rtwi.com

Other Regional Offices

Colorado
7400 East Orchard Road
Suite 170 South
Englewood, CO 80111
800-203-2610

Michigan
4000 Town Center
Suite 300
Southfield, MI 48075
800-809-4337

3033 Orchard Vista Drive S.E.
Suite 101
Grand Rapids, MI 49546
866-940-0021

Transfer Agent

Wells Fargo Bank, Minnesota, N.A.
South St. Paul, Minnesota

Auditors

Enrst & Young LLP
Minneapolis, Minnesota

Legal Counsel

Lindquist & Vennum P.L.L.P.
Minneapolis, Minnesota

Notice of Annual Meeting

The RTW, Inc. Annual Meeting of Shareholders will be held on June 15, 2005 at 2:00 pm at the
8000 Building
Normandale Office Park
8331 Norman Center Dirve
Bloomington, MN 55437

Form 10-K

The Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to stockholders at no charge on the Company's website at www.rtwi.com or by writing to
Alfred L. LaTendresse
Chief Financial Officer
P.O. Box 390327
Minneapolis, MN 55439-0327

FINANCIAL RESULTS

(Dollars in thousands, except per share data)

	Fiscal year ended December 31,				
	2004	2003	2002	2001	2000
Total revenues	$58,857	$51,558	$67,146	$95,723	$83,299
Income (loss) from operations	8,072	6,635	10,325	(15,761)	(14,780)
Net income (loss)	9,941	6,999	14,319	(25,215)	(9,708)
Basic income (loss) per share	1.90	1.37	2.78	(4.89)	(1.79)
Diluted income (loss) per share	1.81	1.32	2.78	(4.89)	(1.79)
Total assets	220,507	202,168	223,834	218,307	194,535
Notes payable	—	—	1,250	4,500	7,000
Total shareholders' equity	45,531	35,587	29,810	14,222	38,736
Premiums in force	62,700	58,100	54,200	83,700	99,400

REVENUE (in millions)



2004
$58.9
2003
$51.6
2002
$67.1
2001
$95.7
2000
$83.3

PREMIUMS IN FORCE (in millions)



2004
$62.7
2003
$58.1
2002
$54.2
2001
$83.7
2000
$99.4

ASSETS (in millions)



2004
$220.5
2003
$202.2
2002
$223.8
2001
$218.3
2000
$194.5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 0-25508

RTW, INC.

(Exact name of registrant as specified in its charter)

Minnesota	**41-1440870**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

8500 Normandale Lake Boulevard, Suite 1400
Bloomington, MN 55437
(Address of principal executive offices and zip code)

Registrant's telephone number, including area code:
(952) 893-0403

Securities registered pursuant to 12(b) of the Act:
None

Securities registered pursuant to 12(g) of the Act: Common Stock, no par value
Series A Junior Participating Preferred Stock

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2) Yes ☐ No ☑

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K: ☐

As of March 18, 2005, 5,295,000 shares of Common Stock, no par value, were outstanding. As of June 30, 2004, assuming as fair value the last sale price of $6.44 per share on The Nasdaq Stock Market, the aggregate fair value of shares held by non-affiliates was approximately $27.0 million.

Documents incorporated by reference:

The Company's Proxy Statement for its annual meeting of shareholders to be held on June 15, 2005, a definitive copy of which will be filed with the Securities and Exchange Commission within 120 days of December 31, 2004, is incorporated by reference in Part III of this Report on Form 10-K.

TABLE OF CONTENTS

PART I

Item 1. *Business*

Overview

RTW, Inc. (RTW) provides disability management services, directed today at workers' compensation to: (i) employers insured through our wholly-owned insurance subsidiary, American Compensation Insurance Company (ACIC); (ii) self-insured employers on a fee-for-service basis; (iii) state assigned risk plans on a percent of premium basis; (iv) other insurance companies; and (v) on a consulting basis to agents and employers, charging hourly fees through RTW and its division, Absentia. ACIC offers guaranteed cost workers' compensation insurance to employers located primarily in Minnesota, Michigan and Colorado and is licensed in twenty-three states. Collectively, "we," "our" and "us" refer to RTW and ACIC in this document.

We developed two proprietary systems to manage disability: (i) ID15®, designed to quickly identify those injured employees who are likely to become inappropriately dependent on disability system benefits, including workers' compensation; and (ii) The RTW Solution®, rapid intervention in and intensive management of potentially high-cost injuries, designed to lower employers' disability costs and improve productivity by returning injured employees to work as soon as safely possible. We support these proprietary management systems with state-of-the-art technology and talented employees dedicated to our vision of transforming people from absent or idle to present and productive. During 2004, we operated primarily in Minnesota, Michigan and Colorado and began servicing non-insurance customers in California and Indiana.

Our approach to managing disability reduces medical expenses and wage-replacement costs (including time away from the job). We: (i) focus our efforts on the 15% of the injured employees that drive 80% of the system costs; (ii) control costs by actively managing all participants in the system, including employers, employees, medical care providers, attorneys and the legal system; and (iii) return injured employees to work as soon as safely possible.

Industry

In 2004, our revenues were derived entirely from products and services related to managing workers' compensation. Workers' compensation benefits are mandated and regulated at the state level. Every state requires employers to provide wage-replacement and medical benefits to workplace accident victims regardless of fault. Virtually all employers in the United States are required to either: (a) purchase workers' compensation insurance from a private insurance carrier; (b) obtain coverage from a state managed fund; or (c) if permitted by their state, to be self-insured. Workers' compensation laws generally mandate two types of benefits for injured employees: (i) indemnity payments including temporary wage-replacement or permanent disability payments; and (ii) medical benefits that include payment for expenses related to injury diagnosis, treatment and rehabilitation, if necessary. On an industry-wide basis, indemnity payments represent approximately 45% of benefits paid, while medical benefits account for the remaining 55%.

Estimated workers' compensation insurance premiums in 2003 total approximately $42.1 billion nationwide. This amount includes: (i) the traditional or private residual market, estimated at $31.0 billion, including commercial insurers and state-operated assigned risk pools established for high-risk employers; and (ii) state funds, estimated at $11.1 billion, operated in states to increase competition and stabilize the market.

Indemnity benefits are established by state legislative action and rise with wage and state mandated benefit increases. Indemnity costs have increased consistent with wage inflation while medical expenses have been increasing at a double-digit pace across the United States. We believe the most significant factor affecting cost in the workers' compensation system results from incentives for injured employees to remain away from work continuing to collect indemnity payments and receiving medical treatment beyond the point that is necessary.

We believe that we are more effective than traditional insurance companies and third party administrators in controlling medical and indemnity costs and returning employees to the workplace in a timely manner. Traditional efforts focus on workplace safety and medical cost containment and as a result, have reduced some expenses. These efforts have not had a significant effect on the overall system cost because they have not focused effectively on controlling wage replacement and lost productivity. Traditional insurance companies have moved toward a more comprehensive management approach in recent years including return-to-work initiatives and, while somewhat successful, they have not realized the cost reductions and claim closure outcomes that we have achieved.

Our Management Approach

We developed our approach to managing disability after observing two important characteristics of the system: (i) 15% of all injuries result in 80% of the system costs, and (ii) employees off work for twelve weeks have a 50% likelihood of never returning to work. We developed ID15® to identify those claims likely to account for 80% of the system cost and The RTW Solution® to intervene quickly, reducing lost time and producing significant cost savings for our customers. We promptly identify (within 48 hours and with a 95% degree of accuracy after being notified) claims likely to result in significant expense and act quickly to control these costs before they are incurred or get out of hand. We intensely manage all aspects of the system; employers, injured employees, medical care providers and legal and judicial participants. We focus on controlling indemnity payments for lost wages by quickly and safely returning employees to work. As part of this strategy, we attempt to return employees to their original position or to place them in transitional, light-duty positions until they are able to resume their original jobs. By promptly returning employees to work, we substantially reduce not only indemnity payments, but also medical expense per injury. We also use other management techniques to control medical costs including contracting with provider networks, designating health care providers, performing medical fee schedule review, utilization review and doctor peer review.

We deliver our solutions to customers through operating teams. Each operating team is responsible for managing claims and is responsible for the loss experience of an employer or group of employers. Our operating teams include a mix of nurses, statutory claims administrators, assistant claims administrators and clerical support that are matched to the needs of the employer or group of employers. Operating teams meet regularly to discuss strategies for managing difficult claims and review strategies and procedures that have been successful in resolving disputes.

The following summarizes our approach to managing all participants in the disability system:

Customers. Prior to working with employers that we insure and customers to whom we provide non-risk services, we fully explain our methods, processes, guidelines and philosophy regarding appropriate return to work and train the employer's personnel. In addition, as part of our underwriting process, we may conduct on-site risk assessments for prospective insured employers. Employers insured by ACIC agree, as part of the insurance policy, to comply with our early intervention methods and to provide transitional, light-duty work for injured employees until such time as they are able to resume their normal positions. Compliance for insured employers is mandatory or we cancel their coverage. Our service customers have ultimate choice, but we encourage them to provide transitional work to reduce the cost of disability. To ensure that our early intervention model succeeds, we require the employer to promptly notify us of a claim's occurrence (typically within forty-eight hours of the injury).

Each operating team is responsible for managing its employers' workers' compensation and disability program(s). The operating team meets with each employer, manages all reported injuries and actively communicates with the employer on all open injuries. We may make workplace safety recommendations through our accident prevention team or retain a workplace safety-engineering firm to assist employers in remedying work conditions that create inappropriate risk. In addition, operating teams may recommend, for policies underwritten by ACIC, cancellation or non-renewal for employers that fail to comply with our procedures.

Employees. We identify injuries (and behaviors in injured employees) that are likely to result in higher costs and act quickly to control expenses resulting from these injuries. Within forty-eight hours of being notified of an injury, we evaluate several factors, including the type of injury, the presence of lost time, the employee's injury history and employee behavioral characteristics to determine whether the injury is likely to involve significant expense. In cases where there is high-cost potential, we intervene quickly with the injured employee, assisting the employee in obtaining appropriate medical care and developing a plan to get the employee back to work as soon as safely possible. Employers insured by ACIC are required to provide transitional light-duty jobs for employees who cannot immediately return to their original positions. If the employee refuses transitional work, we may terminate indemnity payments, but are required to continue to provide appropriate medical benefits. For employers that we service through Absentia, we educate the employer on the benefit of return-to-work programs and work closely to find transitional light-duty opportunities for the employee.

Medical Care Providers. We actively assess, monitor and manage medical treatment and review medical expenses for each injury. We contact the employee's treating physician in cases that involve time off from work or injuries that could involve significant expense. In these cases, the physicians are asked to provide their diagnosis, plan of treatment and assess the employee's physical capabilities for transitional, light-duty work. We contract with and employ consulting physicians to assess questionable treatment plans for injured employees. These physicians discuss injured employee treatment plans with the employee's medical care providers. The goal is to ensure both an accurate diagnosis and appropriate treatment of the injury and understand the nature and extent that the diagnosis places limits on the employee's ability to return to work in either the original job or a transitional, light-duty position. We also monitor the health care provided to the injured employee to ensure that the employee receives proper treatment for the injury and that the employee does not receive services or procedures that are excessive, unnecessary or unrelated to the injury. In addition, when we believe the diagnosis of an injury or the proposed rehabilitation treatment is inappropriate, we will arrange for a second opinion with an independent medical examiner.

A medical cost management team reviews all bills submitted by medical care providers to determine if the amounts charged for the treatments are appropriate according to statutory and other negotiated fee schedules, including fee schedules negotiated through provider organizations.

In many states, including Minnesota, we cannot require that an injured employee go to a specific physician or seek treatment from a specific provider. Nevertheless, we attempt to assist the injured employee in selecting appropriate medical care providers. In Colorado and Michigan (for the first ten days after the injury), we can require that injured employees go to a physician within a designated network of medical care providers.

Legal and Judicial Participants. We seek to limit the number of disputes with injured employees by intervening early, educating, assuring appropriate medical management and treating them with dignity and respect. As part of our process, we identify injuries that are not work related and deny those claims. We may also deny indemnity payments for a claim when we determine that no further payments are appropriate (for example, when an employee has been offered transitional, light-duty work and has refused it). In these and other circumstances, the employee may engage an attorney to represent his or her interests. Generally, if the parties are unable to resolve the matter, workers' compensation law mandates arbitration, subject to judicial review. For cases that involve adversarial proceedings, we engage one of several attorneys who are familiar with our philosophy and actively seek to resolve the dispute with the employee's attorney.

Customers

We target two specific groups of customers: (i) employers seeking workers' compensation insurance coverage for their operations in Minnesota, Michigan or Colorado with ACIC; and (ii) employers in need of non-risk solutions that increase productivity and reduce the cost of disability and absence. Our insured customers have a history of workers' compensation claim costs higher than average in their industry and typically operate in manufacturing, retail, wholesale, health care and hospitality.

ACIC's average annual premium per policy increased 10.8% to $94,600 in 2004 from $85,400 in 2003 and $80,400 in 2002. Our ten largest customers accounted for $5.7 million or 9.1% of our premiums in force in 2004 compared to $5.7 million or 9.8% in 2003 and $6.2 million or 11.4% in 2002. No single customer accounted for more than 5% of in force premiums in 2004, 2003 or 2002. We renewed 78.6% of the policies scheduled to expire in 2004, whereas 66.0% and 46.1% were renewed in 2003 and 2002, respectively. Substantially all of ACIC's employers are in Minnesota, Colorado and Michigan. In addition to these states, we are also licensed in Connecticut, Missouri, Massachusetts, Illinois, Rhode Island, Kansas, Pennsylvania, Tennessee, Maryland, Arkansas, Iowa, Florida, New Jersey, Georgia, North Carolina, Texas, Indiana, South Dakota, Wisconsin and Oklahoma. We are evaluating opportunities to expand our insurance products on a limited basis beyond the states in which we currently operate.

We offer disability and absence management services through RTW and its Absentia division, to a broad array of customers including self-insured employers, insurance companies, third-party administrators, agents and brokers, state agencies and municipalities. We currently offer these services to employers in Minnesota, Michigan, Colorado, California and Indiana and expect to further expand these non-risk service offerings throughout the United States. Our service revenue increased to $633,000 in 2004 from $109,000 in 2003 and we increased our customer count from 5 in 2003 to 23 in 2004.

Products

Insurance Products. Our revenue is derived primarily from workers' compensation insurance premiums written by ACIC. We began offering workers' compensation insurance products in April 1992 through our ACIC insurance subsidiary. Substantially all of ACIC's workers' compensation products are guaranteed-cost insurance policies. Under a guaranteed-cost policy, an employer purchases an insurance policy underwritten by ACIC and pays a premium based on projected aggregate annual payroll. We assume responsibility for the indemnity and medical costs associated with the employer's workers' compensation injuries and work closely with the employer in managing the employer's workers' compensation program.

In addition to standard guaranteed-cost policies, ACIC offers, on a limited basis, a deductible guaranteed-cost policy under which the employer is responsible for all medical and indemnity expenses up to a specific dollar amount, while we are responsible for medical and indemnity expenses over that level. We provide the same comprehensive management services for deductible guaranteed-cost policies and standard guaranteed-cost policies.

We determine the premium to be charged an employer based on several factors, including: (i) the expected dollar loss per $100 of payroll for the employer's industry; (ii) the employer's experience modifier, a measurement of the difference between the employer's past claims experience and its industry average; (iii) an upward or downward adjustment to the premium based on our assessment of the risks associated with providing coverage for the employer; and (iv) competitive market prices. An employer's expected dollar loss and experience modifier are each determined by an independent rating agency established or adopted by its state, based on a three-year average of the claims experience of the employer and its industry.

Service offerings. In 2002, we began a strategic initiative to offer disability management products and services directed at workers' compensation on a fee-for-service basis in order to diversify our offerings, providing us a non-risk source of revenue. This strategic initiative extends our workers' compensation and disability management services to self-insured employers and other alternative market non-risk customers. We charge a fee to these customers based on the expected number of claims managed or the time committed to the customer. We grew our services from offering solely third-party administration in 2003 to providing eight service offerings in 2004. At December 31, 2004, we had 23 customers totaling more than $5.0 million in annualized revenues related to this initiative. In 2005, we named this service Absentia.

Sales and Marketing

We sell our workers' compensation insurance products to insured employers through independent insurance agencies and brokers, including several large national agencies. Agency commissions averaged 7.1% of gross premiums earned in 2004, compared to 7.3% in 2003 and 6.9% in 2002. Our ten highest producing agencies accounted for $26.1 million or 41.6% of premiums in force in 2004, compared to $22.9 million or 39.3% in 2003 and $19.7 million or 36.3% in 2002. No agency accounted for more than 7.4% of premiums in force in 2004, compared to 6.0% in 2003 and 5.3% in 2002. We continually market our insurance products to agencies in our core regions to keep them aware of developments in our business. Each region's underwriting team is responsible for establishing and maintaining agency relationships.

We sell our non-insurance services through sales personnel employed by us, through our independent agents and brokers and further leverage our vendor and other key relationships to introduce us to employers that need the services we offer.

Reinsurance

We purchase reinsurance to protect our insurance results from potential losses in excess of the level we are willing to accept. We share the risks and benefits of the insurance we underwrite with reinsurers through reinsurance agreements. Our primary reinsurance is excess of loss coverage that limits our per-occurrence exposure.

Under an "excess of loss" reinsurance policy, we pay a reinsurer a negotiated percentage of gross premiums earned. In return, the reinsurer assumes all risks relating to injuries over a specific dollar amount on a per occurrence basis. In Minnesota, we are required to purchase excess of loss coverage for our Minnesota policies from the Minnesota Workers' Compensation Reinsurance Association (WCRA). In states other than Minnesota, we purchase excess of loss coverage through private reinsurers.

The following table summarizes our reinsurance coverage (all losses ceded on a per occurrence basis):

		Covers Losses Per Occurrence:	
		In Excess of:	Limited to:
Minnesota:			
2004	WCRA	$360,000	Statutory limit
	Various reinsurers	$200,000	$360,000
2003	WCRA	$360,000	Statutory limit
	Various reinsurers	$200,000	$360,000
2002	WCRA	$350,000	Statutory limit
Other States:			
2004	Various reinsurers	$200,000	$20.0 million excluding acts of terrorism
2003	Various reinsurers	$200,000	$20.0 million excluding acts of terrorism
2002	Various reinsurers	$300,000	$20.0 million

We decreased our retention levels in 2004 and 2003 to further reduce volatility in our operating results.

In 1998, we purchased excess of loss coverage through GE Reinsurance Corporation that provided reinsurance for claims occurring on or after July 1, 1998, for policies with effective dates prior to January 1, 2001, up to $275,000 in excess of $25,000 in all states except Minnesota. In Minnesota, the coverage was $255,000 in excess of $25,000 for 1998, $265,000 in excess of $25,000 for 1999 and $275,000 in excess of $25,000 for 2000 and 2001. This coverage was purchased to reduce risk and volatility in our operating performance. Although this contract was terminated effective December 31, 2000, it remained effective in 2001 for policies in force at December 31, 2000 through expiration, not to exceed fifteen months after December 31, 2000. Policies written or renewed with effective dates after January 1, 2001 were not covered under this lower level excess of loss reinsurance policy.

We annually review the financial stability of our reinsurers. This review includes a ratings analysis of each reinsurer participating in an existing reinsurance contract or from whom we have a recoverable. The following details our reinsurers and the current A.M. Best rating assigned to each as of March 15, 2005:

Reinsurer	A.M. Best Rating
GE Reinsurance Corporation	A
General Reinsurance Corporation	A++
Everest Reinsurance Company	A+
Platinum Underwriters Reinsurance, Inc.	A
Continental Casualty Company	A
SCOR Reinsurance Company	B++
Transatlantic Reinsurance Company	A+

Based on our review at December 31, 2004, we believe our reinsurance balances are collectible and expect our reinsurers to honor their obligations. Further, we are not aware of any developments with respect to these reinsurers that would result in uncollectible reinsurance balances. In the event that these reinsurers are unable to honor their obligations to us due to insolvency or otherwise, we will be required to pay these obligations ourselves and the result could have a material adverse effect on our future results of operations and financial condition.

Competition

The workers' compensation industry is highly competitive. We compete with insurance companies, managed health care organizations and state sponsored insurance pools for insured products and with Third Party Administrators and specialized consulting organizations for fee-for-service business. These competitors may offer additional products and services to employers, including other forms of insurance, while we offer only workers' compensation insurance products and disability management services. As a consequence, these competitors may have certain advantages in pricing their workers' compensation products and disability management services. In addition, certain of these competitors claim to offer a management approach and competencies similar to that offered by us. Many of our competitors have greater financial and operating resources than we have.

Competitive factors in the industry include premium rates, level of service and ability to reduce claims expense. We believe that our workers' compensation insurance products and services are competitively priced. We also believe that our level of service and our ability to reduce claims are strong competitive factors that have enabled us to retain existing customers and attract new customers.

Insurance companies enter and exit states' workers' compensation markets depending on their assessment of current market conditions. Many insurance companies stopped underwriting workers' compensation insurance during the early 1990's due to rising costs that were not matched by reductions in statutory benefits or higher premium rates. In the mid to late 1990's, we experienced increased market pressure as new insurance companies and single-line workers' compensation insurance companies entered the market. In 2003, 2002 and 2001, many insurers withdrew from the markets in which we operate. In 2004, we experienced two things: (i) large national carriers began retaining workers' compensation risks that they did not retain in the three previous years; and (ii) insurers that had not been active for years and new carriers entered the markets in which we operate and began writing workers' compensation insurance. Premiums rates flattened in 2004 as a result.

Insurance companies compete with us for insured customers that have lower past claims experience or lower experience "modifiers." As a result, we experience increased competition on our renewing workers' compensation policies because we were able to reduce our customers' experience modifiers. We expect to continue to experience this competition for our ACIC customers.

Another competitive factor results from the fact that some insured employers will not purchase workers' compensation products from insurance companies with an A.M. Best (Best) rating less than "A". In addition, certain insurance companies that write umbrella policies will not provide coverage to an employer if a portion of the employer's underlying insurance policy, such as the workers' compensation portion, is written by an insurance company with a less than "A" rating. We believe that ACIC's "B+" Best rating may make it difficult for us to provide insurance products to certain employers.

ACIC was assigned a rating of "B+" (Very Good, Secure) on a scale of "A++" (Superior) to "F" (In Liquidation) on March 9, 2004. This represented an upgrade from a "B" rating assigned on April 1, 2003 and a "B—" rating assigned by Best in February 2002. Best assigns a rating after quantitatively and qualitatively evaluating financial condition and operating performance.

Data Management

We use several proprietary systems developed by us in our operations. These systems include:

Install	System Description	Business Use
1995	Policy management system	Process insurance applications; issue and endorse policies
1996	Case and claims management and medical fee adjudicating systems	Manage claims, audit medical fees, pay claims, provide reports to policyholders and analyze claims data
1999	Client account management system	Billing, cash receipts, collections and agency commission systems

We continue to maintain and upgrade these systems. We also utilize third-party software to maintain financial information, prepare accounting reports and financial statements and pay vendors. We contract with a third-party provider of payroll services for payroll, benefits and human resource software services. We utilize other licensed software from national vendors to maintain our financial records, file statutory statements with insurance regulators and perform other general business.

Employees

We had 134 full-time employees at December 31, 2004. Approximately 61 worked in our administrative and financial functions and 73 served on, provided service to or managed approximately ten operating teams. None of our employees are subject to collective bargaining agreements. We believe our relationship with our employees is good.

Regulation

ACIC is regulated by governmental agencies in the states in which it operates, and is subject to regulation in any state in which it provides workers' compensation products. State regulatory agencies have broad administrative power over all aspects of ACIC's workers' compensation business, including premium rates, benefit levels, policy forms, dividend payments, capital adequacy and the amount and type of its investments. These regulations are primarily intended to protect covered employees and policyholders rather than the insurance company. Both the legislation covering insurance companies and the regulations adopted by state agencies are subject to change.

Workers' compensation coverage is a creation of state law, subject to change by state legislature, and is influenced by the political processes in each state. Several states have mandated that employers receive coverage only from state operated funds. New laws affecting the workers' compensation system in Minnesota, Colorado and Michigan and any other state where we may operate, including laws that require all employers to participate in state sponsored funds or that mandate premium reductions, could have a material adverse effect on us.

Trade Names, Trademarks and Service Marks

We use trade names, trademarks and service marks in our business. We have registered our trade names, trademarks and service marks with the United States Patent and Trademark Office in the past and intend to continue to do so in the future. We believe that the goodwill associated with many of our trade names, trademarks and service marks, particularly "ID15," "The RTW Solution" and "Absentia" are significant competitive assets in our business. We also operate our business in several states outside of Minnesota, using the RTW name in connection with the name of the State.

Company Information

Our website is *http://www.rtwi.com.* We make available, free of charge on or through our website, our annual, quarterly and current reports and proxy statements, and any amendments to those filings, as soon as is reasonably possible after they are filed with the SEC. Information about each beneficial owner and the RTW Code of Business Ethics and Conduct are also available, free of charge, through our website. Information contained on our website is not part of this report.

Executive Officers of the Registrant

The following are our Chairman and executive officers at March 15, 2005:

Name	Age	Position
John O. Goodwyne	66	Chairman of the Board
Jeffrey B. Murphy	43	President, Chief Executive Officer and Director
Alfred L. LaTendresse	56	Executive Vice President, Chief Financial Officer, Treasurer and Secretary
Keith D. Krueger	46	Vice President — Insured Products and Assistant Secretary
David M. Dietz	38	Vice President — Absentia
Patricia M. Sheveland	46	Vice President — Case and Claims Management

John O. Goodwyne became Chairman of the Board in December 2003. Mr. Goodwyne joined our Board of Directors in December 2001. Since 1974, Mr. Goodwyne has been the owner and President of J N Johnson Sales & Service Inc., a local contractor for fire protection systems and distributor of fire extinguishers. In addition, since 1982, he has been owner and President of Low Voltage Contractors Inc., a leading local contractor for installation and service of fire alarm, security and nurse call systems.

Jeffrey B. Murphy has served as President and Chief Executive Officer since December 2003. Mr. Murphy was elected to the Board in March 2004. Mr. Murphy joined us in October 1994 as Controller, was promoted to Chief Financial Officer in February 2000 and became President and Chief Executive Officer in December 2003. Mr. Murphy was the Corporate Controller and held other management positions for Midcontinent Media, Inc. from 1989 to 1994 and served in various financial audit positions with Grant Thornton LLP from 1983 to 1989.

Alfred L. LaTendresse rejoined us in December 2001 as Executive Vice President and further assumed the roles of Chief Financial Officer, Treasurer and Secretary in December 2003. Mr. LaTendresse served as Chief Operations Officer and Chief Financial Officer for Headwater Systems, Inc., a radio frequency identification technology company, from June 1999 to December 2001. Mr. LaTendresse initially joined us as Chief Financial Officer in 1990 and later added the roles of Secretary and Treasurer. Mr. LaTendresse departed from us in December 1998. Mr. LaTendresse served as a Director for us from July 1993 until January 1995 and from December 2001 to March 2004. Mr. LaTendresse is a member of the American Institute of Certified Public Accountants and the Minnesota Society of Certified Public Accountants.

Keith D. Krueger joined us in September 1998 as the Director of Underwriting and Pricing for our Minnesota regional office. He was promoted to Director of Underwriting Services in our Home Office in October 1999 and served in this capacity until being promoted to Vice President — Underwriting and Sales in

March 2002 (later renamed Vice President — Insured Products in December 2003). Mr. Krueger is also the President of ACIC. Prior to joining RTW, Mr. Krueger was a Commercial Lines Underwriting Manager for Citizens Security Mutual Insurance from June 1997 to August 1998. From March 1995 to May 1997, Mr. Krueger was Vice President — Underwriting and Marketing for American West Insurance. He is a member of the American Institute for Property and Liability Underwriters and holds the CPCU designation.

David M. Dietz joined us in July 2002 as the Director of Self-Insured Services in our Home Office and was promoted to Vice President — Alternative Products (later renamed Absentia) in December 2003. Mr. Dietz came to us with fourteen years of experience in the insurance industry. Prior to joining RTW, Mr. Dietz served as Senior Vice President, Marketing and Technical Sales for Benfield Blanch, Inc. from September 2000 to July 2002. Mr. Dietz also served in various management roles for EBI Companies, Citizens Management, Inc., TIG Insurance and Sentry Insurance from 1989 to 2000.

Patricia M. Sheveland was promoted to Vice President — Case and Claims Management in January 2002. Ms. Sheveland joined us in April 1990 and has held various management positions of increasing importance including General Manager of Operations in the Colorado regional office and Director of Operations for the Colorado, Michigan and Massachusetts regions. Prior to joining RTW, Ms. Sheveland worked as an Occupational Nurse for Kmart Corporation.

Item 2. *Properties*

The following is a summary of properties leased by us at December 31, 2004:

Location and description	Area leased (in square feet)	Termination
Bloomington, Minnesota; Headquarters and Minnesota office space	26,301	September 2007
Denver, Colorado; Colorado office space	7,825	April 2005
Detroit, Michigan; Michigan office space	7,118	May 2007
Grand Rapids, Michigan; Michigan office space	4,571	April 2006

Subsequent to December 31, 2004 we renewed our Denver office lease for an additional five years and one month.

Item 3. *Legal Proceedings*

In the ordinary course of administering workers' compensation management programs, we are routinely involved in adjudicating claims resulting from workplace injuries. We are not involved in any legal or administrative claims that we believe are likely to have a material adverse effect on our operations or financial condition.

Item 4. *Submission of Matters to a Vote of Security Holders*

None.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

Quarterly Stock Price Comparison and Dividends

Our shares are traded publicly on The Nasdaq Stock Market under the symbol RTWI. The table below sets forth the range of high and low sales prices for our stock for each quarter during the past two years. We had approximately 2,000 shareholders of our common stock at the close of trading on March 1, 2005.

Fiscal Year:		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004	High	$7.12	$7.01	$7.29	$9.48
	Low	5.83	5.76	5.71	6.40
2003	High	$3.01	$4.37	$4.00	$7.60
	Low	1.79	2.38	3.45	3.78

We have never paid cash dividends on our common stock. We intend to retain any and all income for use in our business and do not anticipate paying cash dividends in the foreseeable future. Any future determination as to payment of dividends will depend on our financial condition and results of operations and such other factors deemed relevant by the Board of Directors.

Recent Sales of Unregistered Equity Securities

We had no unregistered sales of equity securities during the quarter ended December 31, 2004.

Issuer Repurchases of Equity Securities

We did not repurchase any of our equity securities during the quarter ended December 31, 2004.

Item 6. *Selected Financial Data*

The Consolidated Statements of Income data set forth below for each of the three years in the period ended December 31, 2004, and the Consolidated Balance Sheet data at December 31, 2004 and 2003 are derived from, and are qualified by reference to, the audited Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K. The Consolidated Statements of Income data set forth below for the two years in the period ended December 31, 2001, and the Consolidated Balance Sheet data at December 31, 2002, 2001 and 2000, are derived from audited Consolidated Financial Statements not included herein. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

	2004	2003	2002	2001	2000
		(In thousands, except per share data)			
Total revenues	$ 58,857	$ 51,558	$ 67,146	$ 95,723	$ 83,299
Income (loss) from operations	8,072	6,635	10,325	(15,761)	(14,780)
Income (loss) before income taxes	8,072	6,587	10,162	(16,272)	(15,447)
Net income (loss)	9,941	6,999	14,319	(25,215)	(9,708)
Basic income (loss) per share	1.90	1.37	2.78	(4.89)	(1.79)
Diluted income (loss) per share	1.81	1.32	2.78	(4.89)	(1.79)
Total assets	220,507	202,168	223,834	218,307	194,535
Notes payable	—	—	1,250	4,500	7,000
Total shareholders' equity	45,531	35,587	29,810	14,222	38,736
Other information (unaudited):					
Premiums in force at year end	62,700	58,100	54,200	83,700	99,400

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

RTW, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company — RTW, Inc. (RTW) and its wholly-owned insurance subsidiary, American Compensation Insurance Company (ACIC), provide disability management services to employers. Collectively, "we," "our" and "us" refer to these entities in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We developed two proprietary management systems: (i) ID15®, designed to identify early on those injured employees who are likely to become inappropriately dependent on disability system benefits, including workers' compensation; and (ii) The RTW Solution®, designed to lower employers' disability system costs and return injured employees to work as soon as reasonably possible. We provide disability management services, primarily workers' compensation management services to: (i) employers insured through our insurance subsidiary; (ii) self-insured employers on a fee-for-service basis; (iii) the Minnesota Workers' Compensation Assigned Risk Plan on a percent of premium basis; (iv) other insurance companies; and (v) on a consulting basis to agents and employers, charging hourly fees. During 2004, we operated primarily in Minnesota, Michigan and Colorado and began servicing non-insurance customers in California and Indiana.

On March 9, 2004, our A.M. Best financial rating was upgraded from "B" (Fair, Vulnerable) to "B+" (Very Good, Secure) as a result of: (i) our continued profitable operating performance in 2003; and (ii) improved capitalization in ACIC as statutory surplus increased to $33.0 million at December 31, 2003 from $26.8 million at December 31, 2002 due to our 2003 earnings. Although we believe that our "B+" rating from A.M. Best may increase the number of employers willing to do business with ACIC, there are some employers that will only consider insurers rated "A−" or better.

Additional information about RTW is available on our website at www.rtwi.com.

Challenges, risks, uncertainties and trends — We derive our revenue almost entirely from workers' compensation insurance premiums and investment income, including gains and losses from sales of securities. A small, but increasing portion of our revenue is derived from non-insurance disability management services. We are subject to the challenges, risks, uncertainties and trends that affect the workers' compensation property and casualty insurance and the disability management services sectors of our economy including the following:

- *Workers' compensation is a state regulated industry.* Workers' compensation is governed and regulated by state governmental agencies. We are subject to state regulation in any state in which we provide workers' compensation products and services, now and in the future. State regulatory agencies have broad administrative power with respect to all aspects of our business, including premium rates, benefit levels, policy forms, dividend payments, capital adequacy and the amount and type of investments. Legislation covering insurance companies and the regulations adopted by state agencies are subject to change and any change may adversely affect our operations;

- *Workers' compensation claims and related expenses can be volatile.* Workers' compensation is a long-tailed property and casualty insurance line. Claims for a given year are open on average for twelve to thirteen years and it is not unusual for workers' compensation insurers to have some claims open for thirty or more years. We have operated ACIC since 1992 and therefore have relatively limited experience (thirteen years), and accordingly, are subject to volatility. See further discussion under "Claim and Claim Settlement Expenses";

- *Workers' compensation is subject to inflationary pressures.* Worker's compensation is subject to both medical and wage inflation. The cost of medical care has increased in excess of 10% per annum in recent years. This has resulted in reduced profitability in the workers' compensation insurance line.

New medical procedures could evolve and new legal theories develop that could cause older claims to re-open and increase expense. See further discussion under "Claim and Claim Settlement Expenses";

- *Workers' compensation pricing is cyclical.* In 2004, we were able to increase premium rates on renewing policies only by an average of 0.9%, decreasing significantly from recent years. Rates increased 1.4%, 9.0%, 18.5% and 11.7% in 2003, 2002, 2001 and 2000, respectively. These increases came after many years of rate decreases that unfavorably affected the industry in the late 1990's. If we are unable to maintain rate increases or decrease our costs, our profit margin will be adversely affected. See further discussion under "Premiums in Force and Gross Premiums Earned";

- *Reinsurance costs for workers' compensation have increased.* Reinsurance costs increased over the prior year continuing a pattern of cost increases beginning in 2001. These higher costs, if not recovered through increased rates from our customers, will adversely affect our profit margin. See further discussion under "Premiums Ceded";

- *Low interest rates reduce our investment income.* Interest rates for investment-grade instruments are lower than historic averages. Our investment income is directly affected by the interest rate at which we invest our free cash flow. The historical low interest rate environment during the pase several years contributed to a significant mortgage refinancing boom, resulting in prepayment of our mortgage-backed investments and increased our cash on hand in ACIC. We continue to invest these funds in short-term instruments. An ongoing low interest rate environment will adversely affect our investment income. See further discussion under "Investment Income and Net Realized Investment Gains"; and

- *Profitable service revenue growth could be difficult.* The national market for disability management services is highly competitive and includes national, regional and local providers of services. We do not have a national presence, limiting our ability to service national accounts. Any infrastructure changes to support growth in our non-insurance revenues could be expensive and diminish our earnings in the short-term.

Significant Accounting Policies — Our significant accounting policies are summarized in Note 1 — "Summary of Significant Accounting Policies" included in the accompanying Notes to Consolidated Financial Statements. Our significant accounting policies include those policies related to our accounting for: (i) premiums earned; (ii) unpaid claim and claim settlement expenses, including reserves for incurred but not reported claims and the related reinsurance recoverables; (iii) deferred policy acquisition costs; (iv) income taxes and deferred income taxes; and (v) investments. These accounting policies are discussed within each section of this "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Service revenue includes revenues for services that are: (i) billed as a percent of premium of insurance policies issued by non-affiliated third-party insurers; (ii) billed based on the number and type of claims serviced; (iii) billed on an hourly basis based on direct activity; or (iv) billed based on contract duration. Service revenue earned as a percent of premium is recognized over the life of the underlying insurance policy and the related claims in a manner consistent with RTW's Premiums Earned revenue recognition policy. Service revenue related to claims management is recognized over the expected duration of the claims management activity. Service revenue is recognized as services are performed over the life of the contract. The excess of billed service revenue over earned amounts is recognized as a liability and included in "Accrued expenses and other liabilities" on our Consolidated Balance Sheet.

Off-Balance Sheet Arrangements — We do not have any off-balance sheet arrangements.

Financial Summary — This financial summary presents our discussion and analysis of the consolidated financial condition and results of operations of RTW, Inc. This review should be read in conjunction with the Consolidated Financial Statements at December 31, 2004.

The following table provides an overview of our key operating results (000's, except per share amounts):

	Year Ended December 31,		
	2004	2003	2002
Gross premiums earned	$63,370	$54,431	$62,506
Premiums earned	53,682	46,290	60,264
Service revenue	633	109	22
Total revenues	58,857	51,558	67,146
Claim and claim settlement expenses	35,536	27,256	40,533
Net income	9,941	6,999	14,319
Diluted income per share	$ 1.81	$ 1.32	$ 2.78

We reported net income of $9.9 million in 2004 compared to net income of $7.0 million in 2003 and $14.3 million in 2002. We reported diluted income per share of $1.81 in 2004 compared to diluted income per share of $1.32 in 2003 and $2.78 in 2002. The primary factors affecting our 2004 operating results included the following:

- Gross premiums earned increased 16.4% to $63.4 million in 2004 from $54.4 million in 2003 due primarily to an increase in average premiums in force to $61.5 million for 2004 from $53.6 million in 2003. See further discussion under "Premiums In Force and Gross Premiums Earned";

- Premiums earned increased 16.0% to $53.7 million in 2004 from $46.3 million in 2003. Premiums earned in 2004 reflect the increase in gross premiums earned from 2003, and an increase in final audit premiums earned in 2004 compared to 2003, offset by an increase in premiums ceded as our cost of excess of loss reinsurance increased in 2004;

- In addition to the factors affecting premiums earned, total revenues increased as we recorded $705,000 of net realized investment gains in 2004 compared to $685,000 recorded in 2003;

- Claim and claim settlement expenses increased to 66.2% of premiums earned for 2004 from 58.8% for 2003. Favorable development for prior accident years reduced claim and claim settlement expenses by $7.0 million in 2004 compared to $6.7 million in 2003. Claim and claim settlement expenses also increased in 2004 due to the increase in gross premiums earned in 2004 compared to 2003. See further discussion under "Claim and Claim Settlement Expenses"; and

- At December 31, 2004, we eliminated the valuation allowance recorded against our deferred tax asset. This allowance was originally established at December 31, 2001 at $14.5 million, and was decreased by $7.9 million in 2002, $3.0 million in 2003 and $4.0 million in 2004. The $4.0 million and $3.0 million decreases in the valuation allowance favorably affected our income tax expense in 2004 and 2003, respectively. See further discussion under "Income Taxes."

We expect 2005 premiums in force to remain consistent with 2004. We also anticipate that premium rates will decrease slightly in 2005 as the markets in which we operate continue to become more competitive. We expect to increase non-insurance revenue significantly in 2005. We will focus on profitability by: (i) increasing our non-insurance revenue significantly; (ii) aggressively managing and closing claims; (iii) reviewing policy profitability at renewal and removing unprofitable accounts; and (iv) aggressively managing policy acquisition costs and general and administrative expenses.

In the following pages, we take a look at the 2004, 2003 and 2002 operating results for items in our Consolidated Statements of Income and also explain key balance sheet accounts in greater detail.

Results of Operations

Total revenues: Our total revenues include premiums earned, investment income, net realized investment gains and service revenue. The following table summarizes the components of our revenues and premiums in force (000's):

	Year Ended December 31,		
	2004	2003	2002
Gross premiums earned	$63,370	$54,431	$62,506
Premiums ceded	(9,688)	(8,141)	(2,242)
Premiums earned	53,682	46,290	60,264
Investment income	3,837	4,474	5,139
Net realized investment gains:			
Realized investment gains	708	685	1,930
Realized investment losses	(3)	—	(209)
Net realized investment gains	705	685	1,721
Service revenue	633	109	22
Total revenues	$58,857	$51,558	$67,146

	2004	2003	2002
Premiums in force by region at year-end			
Minnesota	$37,800	$32,000	$23,000
Colorado	10,600	13,000	11,800
Michigan	14,300	13,100	18,000
Closed regional offices — Missouri and New England	—	—	1,400
Total premiums in force	$62,700	$58,100	$54,200

Premiums In Force and Gross Premiums Earned: Premiums on workers' compensation insurance policies are our largest source of revenue. Premiums earned are the gross premiums earned by us on in force workers' compensation policies, net of the effects of ceded premiums under reinsurance agreements.

The premium we charge a policyholder is a function of the policyholders' payroll, industry and prior workers' compensation claims experience. In underwriting a policy, we receive policyholder payroll estimates for the ensuing year. We record premiums written on an installment basis matching our billing to the policyholder and earn premiums on a daily basis over the life of each insurance policy based on the payroll estimate. We record the excess of premiums billed over premiums earned for each policy as unearned premiums on our balance sheet. When a policy expires, we audit policyholder payrolls for the policy period and adjust the estimated payroll to its actual value. The result is a "final audit" adjustment recorded to premiums earned when the adjustment becomes known. Final audit premiums recognized during the period include billed final audit premiums plus (or minus) the change in estimate for premiums on unexpired and expired unaudited policies.

Our premiums in force increased to $62.7 million at December 31, 2004 from $58.1 million at December 31, 2003 and $54.2 million at December 31, 2002. Premiums in force in our Minnesota and Michigan regions grew $5.8 million and $1.2 million, respectively, in 2004. The increases in the Minnesota and Michigan regions were offset by a $2.4 million decrease in Colorado. Average premiums in force increased to $61.5 million in 2004 from $53.6 million in 2003 but decreased from $65.1 million in 2002. In order to improve profitability, we aggressively targeted policies that did not meet our underwriting profit margin standards for non-renewal or re-underwriting at increased rates at policy expiration in 2004, 2003 and 2002. Our average annual premium per policy increased to $94,600 in 2004 from $85,400 in 2003 and $80,400 in 2002 as a result of the re-underwriting in those years.

Our gross premiums earned increased 16.5% to $63.4 million in 2004 from $54.4 million in 2003. This increase resulted primarily from: (i) the increase in average premiums in force; and (ii) final audit premiums which increased gross premiums earned by $1.2 million in 2004 compared to a $323,000 increase in 2003.

Gross premiums earned decreased 12.9% to $54.4 million in 2003 from $62.5 million in 2002. This decrease resulted primarily from: (i) the decrease in average premiums in force; offset by (ii) final audit premiums which increased gross premiums earned by $323,000 in 2003, compared to a $1.7 million decrease in 2002.

In 2004, 2003 and 2002, we were able to increase premium rates on renewing policies an average of 0.9%, 1.4% and 9.0%, respectively. We have been able to increase premium rates in our markets due to the following:

- Many workers' compensation insurers have withdrawn from the markets in which we write premiums as profitability diminished in the workers' compensation insurance line;
- Reinsurance rates for workers' compensation insurers have increased due to: (i) reductions in reinsurer's surplus as a result of the September 11, 2001 terrorist acts against the United States; (ii) unprofitability resulting from highly competitive reinsurance pricing in the late 1990's; (iii) settlements related to certain reinsurance treaties written in the late 1990's; (iv) five major reinsurers leaving the market in 2003; and (v) low investment yields. These rate increases have resulted in increased costs for workers' compensation insurers. Insurers, including RTW, have raised premium rates to offset these increases in reinsurance premiums; and
- A number of workers' compensation insurers' financial ratings decreased due to reserve adjustments recorded in 2004, 2003 and 2002 resulting in a reduced capacity and creditworthiness of those insurers.

Premiums Ceded: Reinsurance agreements enable us to share certain risks with other insurance companies. We purchase reinsurance to protect us from potential losses in excess of the level we are willing to accept. We expect the companies to which we have ceded reinsurance to honor their obligations. In the event that these companies are unable to honor their obligations to us, we will be required to pay the underlying obligations ourselves. We are not aware of any developments with respect to any of our reinsurers that would result in our current reinsurance balances becoming uncollectible.

Under our excess of loss reinsurance policies, we pay reinsurers to limit our per-incident exposure and record this cost to premiums ceded as a reduction of gross premiums earned. In Minnesota, we are required to purchase excess of loss coverage for our Minnesota policies from the Minnesota Workers' Compensation Reinsurance Association (WCRA). We purchased reinsurance for 2004 in our states other Minnesota from four reinsurers. The following table summarizes our reinsurance coverage (all losses ceded on a per occurrence basis):

		Covers losses per occurrence:	
		In excess of:	**Limited to:**
Minnesota:			
2004	WCRA	$360,000	Statutory limit
	Various reinsurers	$200,000	$360,000
2003	WCRA	$360,000	Statutory limit
	Various reinsurers	$200,000	$360,000
2002	WCRA	$350,000	Statutory limit
Other states:			
2004	Various reinsurers	$200,000	$20.0 million excluding acts of terrorism
2003	Various reinsurers	$200,000	$20.0 million excluding acts of terrorism
2002	Various reinsurers	$300,000	$20.0 million

We decreased our retention levels in 2004 and 2003 to further reduce volatility in our operating results.

Premiums ceded to reinsurers increased to $9.7 million in 2004 from $8.1 million in 2003. The increase in premiums ceded resulted primarily from: (i) our cost for excess of loss reinsurance coverage increased in all regions in 2004; (ii) gross premiums earned in 2004 increased from 2003; and (iii) the 2004 results include a $129,000 decrease in excess of loss premiums ceded resulting from a change in estimated reinsurance cost for the WCRA compared to a $92,000 increase in excess of loss premiums ceded in 2003.

Premiums ceded to reinsurers increased to $8.1 million in 2003 from $2.2 million in 2002. The increase in premiums ceded resulted primarily from: (i) our cost for excess of loss reinsurance coverage increased substantially in our non-Minnesota regions in 2003 while our Minnesota cost decreased only slightly; (ii) we decreased our retention to $200,000 in all our regions in 2003 by purchasing increased excess of loss coverage in order to further reduce volatility in our operating results; and (iii) the 2003 results include a $92,000 increase in excess of loss premiums ceded resulting from a change in estimated reinsurance cost for the WCRA compared to a $1.4 million decrease in excess of loss premiums ceded in 2002.

2005 Outlook: The 2005 outlook for premiums in force, gross premiums earned and premiums ceded include the following factors:

- We expect premium rates to decrease on new and renewal policies as national and regional carriers focus on writing and retaining workers' compensation insurance. We expect to add new agency relationships in 2005 and terminate some that are not performing well. We expect premiums in force to decrease slightly in 2005 with any growth occurring primarily in our Minnesota and Michigan regions;
- Our 2005 gross premiums earned will move in the same direction as our premiums in force, lagging slightly as premiums are earned over the term of the insurance policy; and
- Premiums ceded under excess of loss policies will increase as a percent of gross premiums earned in 2005 when compared to the results attained for 2004. We maintained a $200,000 retention in all our regions in 2005. The cost of excess of loss reinsurance has increased at all retention levels and for all regions in 2005.

Investment Income and Net Realized Investment Gains: Investment income includes earnings from our investment portfolio and, in 2002 interest on our deposit receivable. Our net realized investment gains, displayed separately on our accompanying Consolidated Statements of Income, include gains and losses from sales of securities.

We currently invest entirely in U.S. domiciled investment-grade taxable and tax-exempt fixed maturity investments and classify our investments as available-for-sale. Our primary investment objective is to maintain a diversified, high-quality, fixed-investment portfolio structured to maximize our after-tax investment income without taking inappropriate credit risk. For further discussion of investments, see the "Investments" section of this Management's Discussion and Analysis.

At December 31, 2003, we were invested entirely in U.S. domiciled investment-grade taxable fixed maturity investments. We added U.S. domiciled investment-grade tax-exempt fixed maturity investments in 2004 to take advantage of the tax benefits of those securities and interest rate spreads. We also held significant cash and cash equivalents totaling $39.4 million and $39.7 million at December 31, 2004 and 2003, respectively. In order to reduce the near term interest rate risk on the portfolio, we built our cash position throughout 2003 by holding cash received on mortgage-backed security prepayments and through sales of securities in September 2003 with the expectation that interest rates would rise in the near term. We intend to hold our available-for-sale investments to maturity, but may sell them before maturity in response to tax planning considerations, changes in interest rates, changes in prepayment risk and changes in funding sources or terms, or to address liquidity needs.

Investment income decreased to $3.8 million in 2004 from $4.5 million in 2003. This decrease in investment income resulted from the decrease in our average book interest rates during 2004 and was partially offset by the increase in assets invested, to $86.9 million in 2004 from $77.1 in 2003. Interest rates at December 31, 2004 were at approximately the same levels as December 2003. Approximately $7.5 million of mortgage-backed securities in our investment portfolio were repaid earlier than expected due to consumer mortgage refinancing and normal repayment patterns that occurred in 2004. An additional $11.3 million of other securities matured during 2004. The funds that became available could not be reinvested at comparable rates, causing the book investment yield to decline from 2003. Our book investment yield, excluding cash and cash equivalents, declined to 4.0% at December 31, 2004 from 4.6% at December 31, 2003. The investment yields realized in future periods will be affected by yields attained on new investments.

Investment income decreased to $4.5 million in 2003 from $5.1 million in 2002. After excluding $736,000 of interest earned on our deposit receivable in 2002, for which there was no equivalent amount earned in 2003, investment income increased slightly to $4.5 million in 2003 from $4.4 million in 2002. Investment income increased slightly as average invested assets increased to $96.0 million in 2003 from $77.9 in 2002. This increase in investment income resulting from the increase in assets invested was offset by a decrease in interest rates during 2003. Interest rates declined early in the year, reaching a low point in June 2003 before returning to beginning of the year levels by December 2003. Approximately $20.3 million of mortgage-backed securities in our investment portfolio were repaid earlier than expected due to the significant consumer mortgage refinancing that occurred in 2003. An additional $5.6 million of other securities matured during 2003. The funds that became available could not be reinvested at comparable rates, causing the book investment yield to decline from 2002. Our book investment yield, excluding cash and cash equivalents, declined to 4.6% at December 31, 2003 from 4.9% at December 31, 2002.

In 2004 and 2003, we sold certain securities within the portfolio to take advantage of favorable interest rates and realized net investment gains totaling $705,000 and $685,000, respectively. In 2002, we sold certain securities within the portfolio and realized net investment gains totaling $1.7 million as we repositioned the portfolio.

2005 Outlook: We expect that income from our investment portfolio for 2005 will be affected by the following:

- Our investment in tax-exempt municipal bonds will reduce investment income and favorably affect net income as investment yields will be lower on a pre-tax basis but will be higher on a tax-adjusted basis;
- We expect interest rates to increase in 2005. The timing of any such rate increases is unknown at this time. We intend to invest our excess cash into higher yielding investments in 2005 as rates increase;
- We expect that short-term interest rates on cash and cash equivalents will increase in 2005 as the Federal Reserve Board increases its rates;
- Cash flows for 2005 are expected to be adversely affected by decreases in cash flows resulting from claim payments on claims from 2004 and prior years offset by cash flows from our premiums as we increase our premiums earned in 2005;
- Recognition of realized investment gains and losses will depend on sales of our investments, if any, to meet our short-term cash requirements or as we reposition our portfolio to further manage our portfolio returns; and
- New and renegotiated reinsurance treaties may affect our future cash flow and future investment income.

Service Revenue: Service revenue includes revenues for services that are: (i) billed as a percent of premium of insurance policies issued by non-affiliated third-party insurers; (ii) billed based on the number and type of claims serviced; (iii) billed on an hourly basis based on direct activity; or (iv) billed based on contract duration. Our customers include the Minnesota Workers' Compensation Assigned Risk Plan (ARP), self-insured employers, other insurance companies, insurance agents and local governmental units. Service revenue grew to $633,000 in 2004 from $109,000 in 2003 and $22,000 in 2002.

Service Revenue Outlook: Service revenue will increase significantly in 2005 due to the following:

- In March 2004, we were awarded a three-year contract to service 25% of the ARP. We are paid a fee based on a percent of the premium we service and began servicing new ARP business on July 1, 2004 and renewal ARP business on September 1, 2004. We believe the annual premium for the ARP to be in excess of $100 million. We currently expect this contract to produce service revenue in excess of $4.0 million during 2005, some of which will be deferred to future periods; and

- We currently have 23 additional non-insurance customers in Minnesota, Michigan, California and Indiana that will generate approximately $1.0 million of annualized service revenue over the term of their contracts. We continue to market our alternative products aggressively inside and outside the regions in which we currently operate. We expect service revenue will increase as new customers become aware of and purchase these services. The ultimate effect on service revenue is unknown at this time.

Total Expenses: Our expenses include claim and claim settlement expenses, policy acquisition costs, general and administrative expenses, interest expense and income taxes.

Claim and Claim Settlement Expenses: Claim expenses refer to medical and indemnity benefits that we paid or expect to pay to claimants for events that have occurred. The costs of investigating, resolving and processing these claims are referred to as claim settlement expenses. We record these expenses, net of amounts recoverable under reinsurance contracts, to claim and claim settlement expenses in the accompanying Consolidated Statements of Income.

Claim and claim settlement expenses are our largest expense and result in our largest liability. We establish reserves that reflect our estimates of the total claim and claim settlement expenses we will ultimately have to pay under our workers' compensation insurance policies. These include claims that have been reported but not yet settled and claims that have been incurred but not yet reported to us. For further discussion of reserve determination, see the "Unpaid Claim and Claim Settlement Expenses" and "Reinsurance Recoverables" section of this Management's Discussion and Analysis.

We experienced an increase in the estimated number of ultimate claims for 2004 compared to 2003 and 2002. The number of estimated ultimate claims by accident year increased to approximately 11,800 in 2004 from 9,600 in 2003 and 11,500 in 2002. The increase in 2004 correlates directly to: (i) the increase in gross earned premiums; and (ii) the re-underwriting that we completed with respect to our in force policies in 2003, 2002 and 2001. The gross and net average estimated cost per claim (which includes both claim and claim settlement expenses) totaled approximately $5,100 and $4,200 in 2004 compared to $5,000 and $4,200 in 2003 and $5,500 and $4,900 in 2002, respectively. The 2004 and 2003 decreases in gross and net average estimated cost per claim, when compared to the 2002 data, is primarily the result of our improved ability to manage cases and claims offset by increases in severity (i.e., the average cost of a claim). The trend of increasing severity is attributable to a combination of factors that include increasing medical and indemnity costs (reimbursements to injured workers for lost wages) per claim and a decline in the number of claims being reported over the last several years. The declining frequency of claims contributes to the increasing severity trend because the frequency decline has been concentrated in less expensive claims (claims involving less time-off from work and less severe injuries).

At December 31, 2004, the number of claims reported but unpaid (open claims) and the approximate average gross and net reserves on the claims occurring in the following accident years were: 2004 — 1,243 claims, $32,900 average gross reserve, $24,100 average net reserve; 2003 — 195 claims, $84,300 average gross reserve, $56,200 average net reserve; and 2002 — 139 claims, $119,400 average gross reserve, $81,600 average net reserve. The average gross and net reserves per claim are less in 2004 than in 2003 and 2002 as the open claims include newly reported claims from the later half of 2004, including many with much lower severity that have not had time to close, as well as new claims that are incurred but not yet reported. The remaining open claims from 2003 and 2002 are primarily claims with significant injury characteristics resulting in the increase in outstanding average gross and net reserves per claim.

2004 Compared to 2003: Claim and claim settlement expenses increased to $35.5 million in 2004 from $27.3 million in 2003. As a percent of premiums earned, claim and claim settlement expenses increased to 66.2% in 2004 from 58.9% in 2003. These changes are due to the following:

- The increase in gross premiums earned as discussed above under "Premiums In Force and Gross Premiums Earned;"

- The 2004 results include a $7.0 million decrease in prior years' reserves for unpaid claim and claim settlement expenses compared to the 2003 results which include a $6.7 million decrease in prior years' reserves. Our estimate for unpaid claim and claim settlement expenses decreased in 2004 due to the following: (i) our ability to manage and close claims has improved over our historical experience; (ii) the re-underwriting of our book of business has resulted in claims with profiles different than experienced historically; and (iii) our estimate of the liability for unpaid claim and claim settlement expenses is volatile due to our relatively limited thirteen-year historical claim data and our small claim population;
- Claim and claim settlement expenses increased in total due to the overall increase in average premiums in force and increased as a percent of premiums earned as reinsurance ceded costs increased as a percent of gross premiums earned in 2004; and
- Claim costs continued to reflect increasing medical and indemnity costs in accident year 2004 as compared to accident year 2003 resulting from inflationary pressures.

2003 Compared to 2002: Claim and claim settlement expenses decreased significantly to $27.3 million in 2003 from $40.5 million in 2002. As a percent of premiums earned, claim and claim settlement expenses decreased to 58.9% in 2003 from 67.3% in 2002. These changes are due to the following:

- The decrease in gross premiums earned as discussed above under "Premiums In Force and Gross Premiums Earned;"
- The 2003 results include a $6.7 million decrease in prior years' reserves for unpaid claim and claim settlement expenses compared to the 2002 results which include an $8.4 million decrease in prior years' reserves. Our estimate for unpaid claim and claim settlement expenses decreased in 2003 due to the following: (i) our ability to manage and close claims has improved over our historical experience; (ii) the re-underwriting of our book of business has resulted in claims with profiles different than experienced historically; (iii) the frequency of claims reported in 2003 for 2002 and prior years was less than anticipated when we determined our liability in 2002; and (iv) our estimate of the liability for unpaid claim and claim settlement expenses is volatile due to our relatively limited twelve-year historical claim data and our small claim population;
- Claim and claims settlement expenses decreased in total due to the overall decrease in average premiums in force and decreased as a percent of gross premiums earned as premium rate increases realized in 2002 and 2003 flow through 2003 premiums earned; and
- Claim costs continued to reflect increasing medical and indemnity costs in accident year 2003 as compared to accident year 2002 resulting from inflationary pressures.

2005 Outlook: We expect that claim and claim settlement expenses will be affected by the following factors:

- Claim costs will continue to be affected by: (i) increases in medical and indemnity costs resulting from inflationary changes; (ii) severity experienced in current and future periods in our policyholder base; (iii) changes resulting from increases in operating efficiency and effectiveness realized through enhancements to our internal processes and procedures, including changes to our proprietary computer systems; and (iv) legislative changes that affect benefits payable under workers' compensation laws;
- Increases (decreases) in premium rates will have a direct affect on gross premiums earned without a corresponding affect on claim and claim settlement expenses, ultimately affecting claim and claim settlement expense as a percent of premiums earned. Legislative changes in estimated loss costs, increased competition and changes in customer loss experience may offset or eliminate the effect of any rate improvement; and
- Continued application of our claims management technology and methods to all open claims.

The ultimate effect of the above factors on claim and claim settlement expenses as a percent of premiums earned for the remainder of 2005 is unknown at this time.

Policy Acquisition Costs: Policy acquisition costs are costs directly related to writing an insurance policy and include commissions, state premium taxes, underwriting personnel costs and expenses, sales and marketing costs and other underwriting expenses, less ceding commissions received from our reinsurers. Ceding commissions are amounts that reinsurers pay to us for placing reinsurance with them.

The following table summarizes policy acquisition costs (000's):

	Year Ended December 31,		
	2004	2003	2002
Commission expense	$ 4,489	$ 4,000	$4,321
Premium tax expense	1,147	997	1,048
Other policy acquisition costs	2,769	3,381	935
Direct policy acquisition costs	8,405	8,378	6,304
Ceding commission on excess of loss reinsurance	(2,360)	(1,500)	—
Total policy acquisition costs	$ 6,045	$ 6,878	$6,304

Under certain of our excess of loss reinsurance policies, the reinsurer returns a portion of the premiums we cede as ceding commissions to reimburse us for our cost of placing and managing policies. Ceding commissions received under excess of loss reinsurance policies totaled $2.4 million in 2004 compared to $1.5 million in 2003. These ceding commissions reduced our policy acquisition costs. No similar ceding commissions existed in 2002. Excluding the effect of ceding commissions, policy acquisition costs were $8.4 million in 2004, $8.4 million in 2003 and $6.3 million in 2002. As a percent of gross premiums earned, direct policy acquisition costs were 13.3% in 2004 compared to 15.4% in 2003 and 10.1% in 2002. The decrease in 2004 and increase in 2003 compared to 2002 reflect the following:

- Gross premiums earned increased in 2004 compared to 2003 and 2002 resulting in corresponding increases in policy acquisition costs;
- Commission expense decreased to 7.1% of gross premiums earned in 2004 from 7.3% in 2003 and increased from 6.9% in 2002. This decrease in commission rates is the result of new business growth that we experienced in the second half of 2003 on which we paid higher commission rates and the focus in 2004 on reducing the commissions we pay. In 2002, our renewal business, on which we pay lower commission rates, significantly outpaced our new business. In all of our markets, we believe the commission rates we pay are marketplace competitive;
- Premium tax expense paid to states was 1.8% of gross premiums earned in 2004, 1.8% of gross premiums earned in 2003 and 1.7% in 2002; and
- Other policy acquisition costs consist of various state and regulatory assessments related to second injury funds and mandatory state pools, payroll audit vendor costs, and the net effect of assigned risk plan activity in the states in which we operate. Other policy acquisition costs were affected by the following: (i) in 2004, we recorded a $478,000 increase in other policy acquisition costs reflecting a re-allocation of 2003 mandatory reinsurance pool expenses compared to a $1.5 million increase recorded in 2003; we were not assessed any re-allocation in 2002; (ii) in 2002, Michigan changed the basis of its second injury fund assessment from a claims based assessment to a premium based assessment, resulting in an $851,000 benefit in 2002 compared to no benefit received in 2004 or 2003; (iii) in 2002, we received a $541,000 favorable adjustment from a state data collection agency resulting from our significant decrease in premiums; and (iv) a general change related to the increase or decrease in gross premiums earned. Excluding the mandatory pool re-allocation, second injury fund assessment changes and refunds from data collection organizations discussed above, other policy acquisitions costs were 3.6% in 2004, 3.6% in 2003 and 3.7% in 2002.

2005 Outlook: We expect that policy acquisition costs in 2005 will be affected by the following:

- Our commission expense will continue to be affected by how much new business we write relative to renewal business as we pay higher commissions on new policies. We had significant new business growth in the latter half of 2003 and the first half of 2004, which will continue to affect commission expense in 2005. We expect new business growth in 2005 to decrease from 2004;

- Premium tax accrual rates will return to their normal level of 2.0% in 2005;

- Other underwriting expenses will continue to be affected by pool reimbursements offset by pool disbursements, the effect of which is not known at this time.

General and Administrative Expenses: Our general and administrative expenses include personnel costs, office rent, certain state administrative charges based on premiums and other costs and expenses not specific to claim and claim settlement expenses or policy acquisition costs.

Our general and administrative expenses decreased to $9.2 million in 2004 from $10.8 million in 2003 and $10.0 million in 2002. As a percent of gross premiums earned, general and administrative expenses decreased to 14.5% in 2004 from 19.8% in 2003 and 16.0% in 2002. General and administrative expenses decreased in 2004 from 2003 and 2002 as follows:

- General and administrative expenses decreased in 2004 from 2003 levels. Significant changes include: (i) the reversal of a previously recorded contingent reinsurance commission resulting in $375,000 in expense in 2003; (ii) bonus expense of $1.3 million in 2004 compared to $941,000 in 2003; (iii) bad debt expense was $400,000 lower in 2004; and (iv) we operated with fewer average headcount in 2004 compared to 2003;

- General and administrative expenses increased in 2003 from 2002 levels. Significant changes include: (i) the reversal of a previously recorded contingent reinsurance commission resulting in $375,000 in expense in 2003; (ii) $217,000 in expenses related to severance and relocation in 2003; (iii) increased professional fees; and (iv) costs associated with investing in the necessary staff and infrastructure to position us for growth;

2005 Outlook: We expect that general and administrative expenses will be affected by the following:

- General and administrative expenses, as a percentage of gross premiums earned, are expected to decrease since we will earn more premium and service revenue in 2005 and will have more premium and revenue to cover our relatively fixed costs;

- We will make appropriate investments in infrastructure to position us for future growth of our service revenue and to continue to support and enhance our core insurance operations;

- Although we have no current plans to open additional offices in 2005, if service opportunities warrant opening a new office, we will evaluate the opportunities that present themselves; and

- All expenses will continue to be aggressively managed and reduced where appropriate.

Interest Expense: We incurred interest charges on our Term Loan in 2003 and 2002. The note payable was paid in full in September 2003. We incurred no interest charges in 2004 and expect the same in 2005.

Income Taxes: We incur federal income taxes on our combined service organization (RTW) operations and insurance (ACIC) operations. We incur state income taxes on the results of our service organization's operations and incur premium taxes in lieu of state income taxes for our insurance operations. In certain instances, we may incur state income taxes on our insurance operations. Additionally, certain provisions of the Internal Revenue Code adversely affect our taxable income by accelerating recognition and payment of income taxes. Adjustments to book income generating current tax liabilities include limitations on the deductibility of unpaid claim and claim settlement expenses net of reinsurance recoverables, limitations on the deductibility of unearned premium reserves and limitations on deductions for bad debt reserves.

In assessing our ability to realize deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. We consider recent operating results, the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At December 31, 2001, we established a $14.5 million valuation allowance (allowance) against deferred tax assets resulting in a corresponding increase in income tax expense. This allowance decreased by $7.9 million to $6.6 million at December 31, 2002 as a result of the income we earned in 2002 and federal tax refunds totaling $3.8 million resulting from a change in Federal tax law. This allowance was further decreased by $3.0 million in 2003 to $4.0 million as a result of the income we earned in 2003 and our analysis of projected taxable income. At December 31, 2004, we expect that the recorded deferred tax assets will be realized as a result of the future income and the reversal of existing taxable temporary differences. As a result, we eliminated the deferred tax valuation allowance and recorded a $4.0 million benefit to income taxes in 2004.

Under the first provision of the Job Creation and Worker Assistance Act of 2002, signed into law in March 2002, we were allowed to carry-back our 2001 net operating loss for five years, to 1996, instead of two years under previous law. We filed our tax return in September 2002, and received a refund totaling approximately $3.3 million as a result of this Federal legislative change from carrying-back our 2001 loss.

The income tax benefit for the year ended December 31, 2004 includes a $4.0 million benefit resulting from reducing the allowance. Income tax benefit for the year ended December 31, 2003 included a $3.0 million benefit resulting from reducing the allowance as we offset current year earnings by losses carried forward from 2001 and $384,000 in alternative minimum tax expense. Income tax benefit for the year ended December 31, 2002 included the following: (i) a $3.8 million benefit from carrying-back our 2001 loss five years under the tax law change; (ii) a $4.0 million benefit resulting from reducing the allowance as we realized favorable claim reserve development in 2002; and (iii) a further benefit as we offset current year earnings by losses carried forward from 2000. After adjusting for the allowance benefit recorded, income tax expense was $1.7 million for 2004 compared to $2.6 million for 2003 and $3.8 million for 2002. As a percent of income before income taxes, the income tax expense before any benefit from reducing the allowance was 21.1% of the income before income taxes in 2004 compared to 40.2% in 2003 and 36.5% in 2002. The decreased tax rate in 2004 is the result of the benefit of tax-exempt investment income realized in 2004 and other permanent book/tax differences. Further, the income tax expense percentages for 2004, 2003 and 2002 have been affected by: (i) our income from operations; and (ii) changes in taxable net income from our insurance subsidiary (ACIC) which is subject to only federal income taxes.

2005 Outlook: Income tax expense will vary based on: (i) the income from operations we earn in 2005; (ii) in which company we earn the income as RTW's earnings are subject to state taxes; (iii) the amount of tax-exempt income we earn in 2005; and (iv) the amount of permanent book/tax differences realized. The ultimate change is unknown at this time.

Investments

Our portfolio of fixed maturity securities included U.S. government securities (48.3%), mortgage-backed securities (27.8%), municipal securities (21.6%) and asset-backed securities (2.3%) at December 31, 2004. Our portfolio is managed by an independent investment manager to maximize our after-tax investment income without taking inappropriate credit risk. In 2004 and 2003, we sold certain securities within the portfolio to take advantage of favorable interest rates and realized net investment gains totaling $705,000 and $685,000, respectively. In 2002, we sold certain securities within the portfolio to reduce risk and realized investment gains totaling $1.7 million. We conservatively manage our fixed maturity portfolio, investing only in investment grade (BBB or better rating from Standard and Poor's) securities of U.S. domiciled issuers. All securities in our portfolio were rated AAA or AA at December 31, 2004. We do not invest in derivative securities.

Operating cash flows consist of the deficit or excess of premiums collected over claim and claim settlement expenses paid, reduced by payments for reinsurance premiums as well as other operating expenses paid. Investment cash flows consist of income on existing investments and proceeds from sales and maturities of investments. Additionally, as we lowered our reinsurance retention levels to $25,000 in mid-1998, we decreased our current period cash flows as a result of "pre-funding" quarterly reinsurance premiums under that agreement. Our investment portfolio increased $7.8 million to $87.0 million at December 31, 2004 from $79.2 million at December 31, 2003. During 2004, interest rates declined early in the year, leading to significant mortgage refinancing by consumers, resulting in significant prepayment or early redemption of our mortgage-backed securities. Cash and cash equivalents were $39.5 million at December 31, 2004 compared to $39.4 million at December 31, 2003. We expect that cash will decrease and investments will increase in 2005 and as we invest available cash into additional fixed-income securities.

We record investments on our balance sheet at fair value, with the corresponding appreciation or depreciation from amortized cost recorded in shareholders' equity as accumulated other comprehensive income, net of taxes. Because value is based on the relationship between the portfolio's stated yields and prevailing market yields at any given time, interest rate fluctuations can have a swift and significant impact on the carrying value of these securities. As a result of classifying our securities as available-for-sale, and thus carrying them at fair value, we expect to encounter adjustments in shareholders' equity as market interest rates and other factors change. Prevailing market interest rates increased slightly since December 31, 2003, and when combined with the sale of select securities to realize gains, resulted in a $572,000 net unrealized gain on investments at December 31, 2004 compared to a $1.5 million net unrealized gain at December 31, 2003.

Unpaid Claim and Claim Settlement Expenses and Reinsurance Recoverables

At December 31, 2004, net reserves totaled $78.4 million and included the liability for unpaid claim and claim settlement expenses of $156.1 million and reinsurance recoverables on unpaid claim and claim settlement expenses of $77.7 million. The net reserve at December 31, 2003 totaled $78.6 million and included the liability for unpaid claim and claim settlement expenses totaling $150.0 million net of reinsurance recoverables on unpaid claim and claim settlement expenses of $71.5 million.

Accounting for workers' compensation insurance operations requires us to estimate the liability for unpaid claim and claim settlement expenses (reserves) and the related reinsurance recoverables, (together, the "net reserves") at each balance sheet date. Our reserves at December 31, 2004 represent the estimated total unpaid cost of claim and claim settlement expenses that cover events that occurred in 2004 and prior years. These reserves reflect our estimates of the total costs of claims that were reported, but not yet paid, and the cost of claims incurred but not yet reported (IBNR). For reported claims, we establish reserves on a "case" basis. For IBNR claims, we calculate the difference between: (i) projected ultimate claim and claim settlement expenses as determined using generally accepted actuarial standards; and (ii) case reserves and carry the difference as an IBNR reserve. By using both estimates of reported claims and IBNR claims, we estimate the ultimate net reserves for unpaid claim and claim settlement expenses.

The amount by which estimated net reserves, measured subsequently by reference to payments and additional estimates, differ from those originally reported for a period is known as "development." Development is unfavorable (deficient) when losses ultimately settle for more than the levels at which they were reserved or subsequent estimates indicate a basis for reserve increases on open claims. Development is favorable (redundant) when losses ultimately settle for less than the amount reserved or subsequent estimates indicate a basis for reducing loss reserves on open claims. Favorable or unfavorable development of loss reserves is reflected in earnings in the year recognized.

Both internal and independent external actuaries review our net reserves for adequacy on a periodic basis. These reviews assume that past experience, adjusted for the effects of current events and anticipated trends, is an appropriate basis for predicting future events. When reviewing net reserves, actuaries analyze historical data and estimate the effect of various factors on estimated ultimate reserves including: (i) trends in general economic conditions, including the effects of medical and wage inflation; (ii) estimates of trends in claims frequency and severity; (iii) our and industry historical loss experience; and (iv) legislative enactments, legal developments and changes in social and political attitudes. Variables in the reserve estimation process can be affected by both internal and external events, including changes in claims handling procedures, economic inflation, legal trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis. There is no precise method for subsequently evaluating the effect of any specific factor on the adequacy of reserves because the eventual redundancy or deficiency is affected by many factors. Additionally, there may be significant reporting lags between the occurrence of the loss and the time it is actually reported to the insurer. Due to our commencing operations in 1992, we have limited historical data to estimate our reserves for unpaid claim and claim settlement expenses and reinsurance recoverables on unpaid claim and claim settlement expenses and, accordingly, we supplement our experience with external industry data, as adjusted, to reflect anticipated differences between our results and the industry.

Estimating the effect that inflation will have on the ultimate cost of claims is a major risk factor in our workers' compensation reserve estimates. Future earnings will be affected by reserve development associated with any changes in our inflation assumptions. Estimates for the 2004 and 2003 accident years represent the majority (52.1% of the net reserves) of the uncertainty because these claims have the lowest proportionate amount of paid loss as of December 31, 2004. Our reserve estimates are most sensitive to changes in the assumption about inflation for the 2004 and 2003 accident years. Each one percent (1%) increase or decrease in the inflation rate for each of these accident years would increase or decrease our net loss reserve estimates at December 31, 2004 by approximately $380,000.

Our independent actuary provides us with an annual actuarial opinion regarding the acceptable range for adequate statutory reserves based on generally accepted actuarial guidelines. We record our net reserves by considering a range of estimates bounded by the high and low point of the range. Within that range, we record our best estimate. At December 31, 2004, we established recorded reserves in the upper end of the actuary's range based on our historical loss reserve development. The ultimate actual liability may be higher or lower than reserves recorded.

Our reserves are primarily undiscounted; however, we discounted reserves for selected claims that have fixed and determinable future payments at rates ranging from 3.5% to 8.0% in 2004 and 2003. The discount rates are subject to change as market interest rates change. We use the same rates for U.S. generally accepted accounting principles as we do for statutory accounting practices in determining our liability. We also reduce the unpaid claim and claim settlement expenses for estimated amounts of subrogation.

We continually monitor loss development trends and data to establish adequate premium rates and to determine reasonable reserve estimates. Reserves that are based on estimates are inherently uncertain and represent a significant risk to the business. We attempt to mitigate this risk by continually improving and refining our workers' compensation claims processing practices and by continual monitoring through actuarial estimation methods.

After taking into account all relevant factors, we believe our reserves for unpaid claim and claim settlement expenses and reinsurance recoverables on unpaid claim and claim settlement expenses at December 31, 2004 are adequate to cover the ultimate net costs of claim and claim settlement expenses at that date. The ultimate cost of claim and claim settlement expenses may differ materially from the established reserves, particularly when claims may not be settled for many years. Establishing appropriate reserves is an inherently uncertain process and there can be no certainty that currently established reserves will prove adequate in light of subsequent actual experience. See Notes 1 and 5 in the accompanying Consolidated Financial Statements. The following two tables reconcile the beginning and ending insurance reserves, displayed individually for each of the last three years.

The following table sets forth reserves on a gross (before reinsurance) basis (000's):

	Year Ended December 31,		
	2004	2003	2002
Gross Reserves for Claim and Claim Settlement Expenses:			
Gross reserves for claim and claim settlement expenses, beginning of year	$150,044	$181,262	$181,310
Provision increases (decreases) for claim and claim settlement expenses:			
Current year	53,563	42,777	56,117
Prior years	(4,654)	(21,846)	3,593
Total provision	48,909	20,931	59,710
Payments for claim and claim settlement expenses:			
Current year	12,666	11,075	13,715
Prior years	30,164	41,074	46,043
Total payments	42,830	52,149	59,758
Gross reserves for claim and claim settlement expenses, end of year	$156,123	$150,044	$181,262

The following table sets forth reserves on a net (after reinsurance) basis (000's):

	Year Ended December 31,		
	2004	2003	2002
Net Reserves for Claim and Claim Settlement Expenses:			
Net reserves for claim and claim settlement expenses, beginning of year	$78,578	$89,440	$91,195
Plus: Deferred retrospective reinsurance gain, beginning of year	49	49	449
Provision increases (decreases) for claim and claim settlement expenses:			
Current year	42,583	33,954	49,621
Prior years	(7,047)	(6,698)	(8,356)
Write-off of reinsurance recoverable	—	—	(332)
Amortization of deferred retrospective reinsurance gain	—	—	(400)
Total provision	35,536	27,256	40,533
Payments for claim and claim settlement expenses:			
Current year	12,666	10,761	13,715
Prior years	23,047	27,357	28,973
Total payments	35,713	38,118	42,688
Less: Deferred retrospective reinsurance gain, end of year	(49)	(49)	(49)
Net reserves for claim and claim settlement expenses, end of year	$78,401	$78,578	$89,440

The following gross loss reserve development table sets forth the change, over time, of gross reserves established for claim and claim settlement expenses at the end of the last ten years. The table is cumulative and, therefore, ending balances should not be added since the amount at the end of each calendar year includes activity for both current and prior years (000's):

	December 31,										
	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
						(000's)					
Loss Reserve Development:											
Gross reserves for unpaid claim and claim settlement expenses	$156,123	$150,044	$181,262	$181,310	$128,841	$ 99,831	$ 97,269	$ 61,069	$49,256	$37,138	$28,165
Paid (cumulative) as of:											
One year later		$ 30,164	$ 41,072	$ 46,043	$ 49,241	$ 45,933	$ 37,062	$ 28,315	$20,529	$10,032	$ 7,625
Two years later			61,363	17,086	74,681	67,442	56,031	42,889	29,841	15,306	10,899
Three years later				86,710	90,484	78,244	65,664	50,558	35,370	18,415	13,261
Four years later					98,689	85,754	70,631	54,835	38,880	19,964	14,449
Five years later						89,956	73,979	57,261	41,029	21,289	15,126
Six years later							76,311	59,012	41,980	22,117	15,650
Seven years later								60,352	42,728	22,702	15,952
Eight years later									43,511	23,020	16,226
Nine years later										23,448	16,332
Ten years later											16,621
Reserves re-estimated as of:											
End of year	$156,123	$150,044	$181,262	$181,310	$128,841	$ 99,831	$ 97,269	$ 61,069	$49,256	$37,138	$28,165
One year later		145,389	159,415	183,923	160,065	118,205	85,384	72,443	44,862	26,086	23,486
Two years later			160,147	166,738	168,222	130,120	95,696	64,499	48,233	22,295	16,774
Three years later				168,892	157,251	137,002	101,893	73,031	44,587	24,111	15,776
Four years later					161,905	129,819	107,522	75,554	50,552	23,054	16,545
Five years later						132,813	103,064	79,398	52,063	26,485	16,274
Six years later							105,705	76,610	54,327	27,237	18,243
Seven years later								77,921	53,047	28,411	18,949
Eight years later									54,250	28,533	19,485
Nine years later										29,107	19,969
Ten years later											20,140
Initial reserves in excess of (less than) re-estimated reserves											
Amount		$ 4,655	$ 21,115	$ 12,418	$(33,064)	$(32,982)	$ (8,436)	$(16,852)	$(4,994)	$ 8,031	$ 8,025
Percent		3.1%	11.6%	6.8%	(25.7)%	(33.0)%	(8.7)%	(27.6)%	(10.1)%	21.6%	28.5%

The table above represents the development of balance sheet gross reserves for 1994 through 2004. The upper portion of the table shows the cumulative amount paid with respect to the previously recorded reserves as of the end of each succeeding year. The lower portion of the table shows the re-estimated amount of the previously recorded gross reserves, based on experience as of the end of each succeeding year. The estimate is either increased or decreased as more information becomes known about the frequency and severity of claims for individual years.

The "initial reserves in excess of (less than) re-estimated reserves" rows represent the aggregate change in the estimates over all prior years. For example, the 1998 reserve developed an $8.4 million net deficiency over the course of the succeeding years.

In evaluating this information, it should be noted that each amount includes the total of all changes in amounts for prior periods. For example, the amount of redundancy (deficiency) to losses settled in 2002, but incurred in 1999, is included in the cumulative redundancy (deficiency) amounts in 1999, 2000 and 2001. This table does not present accident or policy year development data, which certain readers may be more accustomed to analyzing. Conditions and trends that have affected development of the reserves in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate redundancies or deficiencies based on this table.

The following net loss reserve development table sets forth the change, over time, of net reserves established for claim and claim settlement expenses at the end of the last ten years. The table is cumulative and, therefore, ending balances should not be added since the amount at the end of each calendar year includes activity for both current and prior years (000's):

	December 31,										
	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
Loss Reserve Development:											
Gross reserves for unpaid claim and claim settlement expenses	$156,123	$150,044	$181,262	$181,310	$128,841	$ 99,831	$97,269	$ 61,069	$49,256	$37,138	$28,165
Reinsurance recoverables	77,722	71,466	91,822	90,115	61,845	41,179	21,403	5,374	6,183	8,312	13,902
Net reserves for unpaid claim and claim settlement expenses	$ 78,401	$ 78,578	$ 89,440	$ 91,195	$ 66,996	$ 58,652	$75,866	$ 55,695	$43,073	$28,826	$14,263
Paid (cumulative) as of:											
One year later		$ 23,047	$ 27,357	$ 30,285	$ 32,028	$ 35,932	$34,380	$ 27,737	$19,439	$ 8,595	$ 4,639
Two years later			40,956	43,825	43,823	48,069	49,958	42,046	28,173	12,894	6,476
Three years later				50,871	49,531	54,360	56,376	49,671	33,438	15,521	7,863
Four years later					53,130	58,113	60,453	53,814	36,904	16,869	8,569
Five years later						60,690	63,278	56,140	38,919	18,020	9,046
Six years later							65,347	57,903	39,770	18,714	9,396
Seven years later								59,219	40,530	19,200	9,564
Eight years later									41,289	19,530	9,738
Nine years later										19,934	9,857
Ten years later											10,122
Reserves re-estimated as of:											
End of year	$ 78,401	$ 78,578	$ 89,440	$ 91,195	$ 66,996	$ 58,652	$75,866	$ 55,695	$43,073	$28,826	$14,263
One year later		71,531	82,742	82,839	74,727	74,181	67,753	66,674	39,988	20,751	12,789
Two years later			78,482	76,545	71,202	76,502	77,205	61,075	43,484	18,469	9,318
Three years later				77,055	71,911	75,321	78,391	68,065	41,451	19,796	8,984
Four years later					71,177	77,443	78,772	69,474	45,959	19,389	9,669
Five years later						75,588	80,522	69,595	47,147	21,254	9,692
Six years later							78,878	69,926	47,126	22,568	10,330
Seven years later								69,095	46,969	22,388	11,675
Eight years later									47,039	22,342	11,234
Nine years later										22,727	11,327
Ten years later											11,574
Initial reserves in excess of (less than) re-estimated reserves											
Amount		$ 7,047	$ 10,958	$ 14,140	$ (4,181)	$(16,936)	$(3,012)	$(13,400)	$(3,966)	$ 6,099	$ 2,689
Percent		9.0%	12.3%	15.5%	(6.2)%	(28.9)%	(4.0)%	(24.1)%	(9.2)%	21.2%	18.9%

The table above represents the development of balance sheet net reserves for 1994 through 2004. The top three rows of the table reconcile gross reserves to net reserves for unpaid claim and claim settlement expenses recorded at the balance sheet date for each of the indicated years.

The upper portion of the table shows the cumulative amount paid with respect to the previously recorded reserves as of the end of each succeeding year.

The lower portion of the table shows the re-estimated amount of the previously recorded net reserves, based on experience as of the end of each succeeding year. The estimate is either increased or decreased as more information becomes known about the frequency and severity of claims for individual years. For example, for the 1998 calendar year valued as of December 31, 2004, we paid $65.3 million of the currently estimated $78.9 million of claim and claim settlement expenses that were incurred through the end of 1998. Thus, the difference, an estimated $13.6 million of claim and claim settlement expenses incurred through 1998, remained unpaid as of December 31, 2004.

The "initial reserves in excess of (less than) re-estimated reserves" rows represent the aggregate change in the estimates over all prior years. For example, the 1998 reserve developed a $3.0 million net deficiency over the course of the succeeding years. The net amount has been included in income and the changes have been recorded in the period identified. The cumulative net deficiencies in 2000 and 1999 are the result of reserve development inherent in the uncertainty in establishing reserves and anticipated loss trends. As discussed above, due to our relatively limited historical claim data and small claim population, our estimate of the liability for net reserves is difficult and volatile. As discussed further below, the reserve redundancy in 2001 is the result of accrual reversals resulting from changes in methods of assessing second injury funds, lower frequency in claims reported from the estimate at December 31, 2001, and reductions in amounts expected to be incurred for our participation in mandatory state and national assigned risk pools.

In evaluating this information, it should be noted that each amount includes the total of all changes in amounts for prior periods. For example, the amount of redundancy to losses settled in 2002, but incurred in 1999, will be included in the cumulative redundancy (deficiency) amounts in 1999, 2000, and 2001. This table does not present accident or policy year development data, which certain readers may be more accustomed to analyzing. Conditions and trends that have affected development of the reserves in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate redundancies or deficiencies based on this table.

The following table is derived from the net loss reserve development table and summarizes the effect of reserve re-estimates, net of reinsurance, on calendar year operations for the same ten-year period ended December 31, 2004. The total of each column details the amount of reserve re-estimates made in the indicated calendar year and shows the accident years to which the re-estimates are applicable. The amounts in the total accident year column represent the cumulative reserve re-estimate (increase) decrease for the indicated accident year (000's):

	Effect of Reserve Re-estimates on Calendar Year Operations:										Cumulative Re-estimates for Each
	2004	2003	2002	2001	2000	1999	1998	1997	1996	Pre-1996	Accident Year
Accident Year:											
1992	$ 25	$ (30)	$ 2	$ (6)	$ (19)	$ 38	$ (15)	$ (37)	$ 38	$ (148)	$ (152)
1993	(98)	14	261	(706)	(160)	7	(96)	(42)	596	145	(79)
1994	(174)	(77)	178	(633)	(459)	(68)	(574)	413	2,837	1,106	2,549
1995	(138)	139	(261)	31	(1,227)	430	(642)	1,948	4,604		4,884
1996	315	111	(159)	126	(2,643)	1,626	(2,169)	803			(1,990)
1997	901	(488)	(142)	(221)	(2,482)	3,566	(7,483)				(6,349)
1998	813	(1,419)	(320)	283	(2,462)	2,514					(591)
1999	211	(372)	1,622	(1,195)	(6,077)						(5,811)
2000	(1,121)	1,413	2,344	(5,410)							(2,774)
2001	1,756	4,003	4,831								10,590
2002	1,770	3,404									5,174
2003	2,787										2,787
Total	$ 7,047	$ 6,698	$8,356	$(7,731)	$(15,529)	$8,113	$(10,979)	$3,085	$8,075	$1,103	$ 8,238

The 2004 results include a $7.0 million decrease in prior years' reserves for unpaid claim and claim settlement expenses. Our estimate for unpaid claim and claim settlement expenses decreased in 2004 due to the following: (i) our ability to manage and close claims has improved over our historical experience; (ii) the re-underwriting of our book of business has resulted in claims with profiles different than experienced historically; and (iii) our estimate of the liability for unpaid claim and claim settlement expenses is volatile due to our relatively limited thirteen-year historical claim data and our small claim population.

The 2003 results include a $6.7 million decrease in prior years' reserves for unpaid claim and claim settlement expenses. Our estimate for unpaid claim and claim settlement expenses decreased in 2003 due to the following: (i) the frequency of claims reported in 2003 for 2002 and prior years was less than anticipated when we determined our liability at December 31, 2002; and (ii) our estimate of the liability for unpaid claim and claim settlement expenses is difficult and volatile due to our relatively limited historical claim data and small claim population.

The 2002 results include an $8.4 million decrease in prior years' reserves for unpaid claim and claim settlement expenses. Our estimate for unpaid claim and claim settlement expenses decreased in 2002 due to the following: (i) in March 2002, the Minnesota State legislature changed the way the commissioner assessed self-insured employers and insurers for estimated liabilities and administrative expenses of the Minnesota Special Compensation Fund. The assessment changed from being paid by the insurer on indemnity payment basis to an assessment charged on premium to the policyholder. We decreased our recorded accrual to reflect this legislative change; (ii) the frequency of claims reported in 2002 for 2001 and prior years was less than anticipated when we determined our liability in 2001; (iii) we overestimated the liability for our mandatory participation in state and national assigned risk pool operating results for states in which we operate in 2001 and reversed that excess in 2002; and (iv) our estimate of the liability for unpaid claim and claim settlement expenses is difficult and volatile due to our relatively limited historical claim data and small claim population.

Liquidity and Capital Resources

Liquidity refers to our ability to generate sufficient cash flows to meet the short- and long-term cash requirements of our operations. Capital resources represent those funds deployed or available to be deployed to support our business operations.

Our primary sources of cash from operations are premiums collected, reimbursements under reinsurance contracts and investment income. Our primary cash requirements consist of payments for: (i) claim and claim settlement expenses; (ii) reinsurance; (iii) policy acquisition costs; (iv) general and administrative expenses; (v) capital expenditures; and (vi) income taxes. We generate cash from or use cash in operations based on timing differences between the receipt of premiums and the payment of claim and claim settlement expenses. Selected reinsurance retention levels also use cash as a result of "pre-funding" premiums under the policies or provide cash upon reimbursement of claim payments. In 2004 and 2003, reinsurance reimbursements from our $25,000 to $300,000 excess of loss reinsurance agreement, which began in mid 1998 and ran-off in 2001, offset similar payments to claimants for those years. This trend will continue in 2005. We further expect that cash and cash equivalents will decrease from levels reported at December 31, 2004 as we take advantage of the anticipated increase in interest rates to purchase investments. Available cash is invested in either short-term cash and cash equivalents or longer-term available-for-sale securities pending future payments for such expenses as medical and indemnity benefits and other operating expenses. Cash and cash equivalents consist of cash, a money market fund that invests primarily in short-term U.S. Government securities and overnight repurchase agreements secured by U.S. Treasury or U.S. Government Agency securities.

Cash provided by operating activities was $8.1 million for 2004. This is primarily a result of net income of $9.9 million, an increase of $6.1 million in unpaid claim and claim settlement expenses, a $1.0 million increase in unearned premiums, net of premiums receivable and depreciation expense of $952,000 offset by an increase in amounts due from reinsurers of $6.8 million, net realized investment gains totaling $705,000 and a net reduction in our deferred tax asset of $2.5 million. Net cash used in investing activities was $8.9 million due to $21.6 million in proceeds from sales of securities and $11.3 million in maturities of investments offset by

$41.4 million in purchases of securities and $444,000 in purchases of fixed assets. Net cash provided by financing activities was $598,000 due primarily to the exercise of stock options in 2004.

Our need for additional capital is primarily the result of regulations that require certain ratios of regulatory or statutory capital to premiums written in our insurance subsidiary as defined by state regulatory bodies and insurance rating agencies. Raising additional permanent capital, while difficult in the current environment in which we operate, would further reduce our ratio of premium to capital and provide a more solid base for the future growth of our insurance subsidiary. As an alternative to raising additional permanent capital, certain reinsurance contracts could be used on an interim basis that would have the effect of reducing the ratio of premiums to capital and surplus in ACIC to satisfy state regulatory requirements.

Minnesota state insurance regulations limit distributions, including dividends, from our insurance subsidiary to us. Under Minnesota insurance law regulating the payment of dividends, in any twelve month period, ACIC can pay a dividend to us from its earned surplus (unassigned surplus) not to exceed the greater of 10% of ACIC's total surplus or ACIC's prior years' net income reduced for realized capital gains net of income taxes. At December 31, 2004, ACIC could pay a dividend to us totaling $3.2 million without the approval of the Minnesota Department of Commerce (See Note 9 of Notes to Consolidated Financial Statements). ACIC has never paid a dividend to us, and we intend to retain capital in the insurance subsidiary.

On September 15, 1998, our Board of Directors approved a share repurchase program authorizing us to repurchase, from time to time, up to $4,000,000 of RTW, Inc. common stock. No shares were repurchased under this program in 2004. We repurchased 18,619 shares in 2003 for approximately $37,000 and 41,324 shares in 2002 for approximately $78,000. We repurchased these shares on the open market or through private transactions based upon market conditions and availability. The repurchased shares will be used for employee stock option and purchase plans and other corporate purposes.

At December 31, 2004, investments totaling $16.2 million were held as statutory deposits and pledged as collateral. Investments held as statutory deposits and pledged as collateral do not have an adverse effect on our liquidity. We believe that cash flow generated by our operations and our cash and investment balances will be sufficient to fund continuing operations and capital expenditures for the next twelve months.

Contractual Obligations

Our contractual obligations consist solely of operating leases for our facilities. Future minimum (base) rental payments required under the leases, as of December 31, 2004, are as follows (000's):

2005	$1,039
2006	911
2007	581

Letter of Credit

On July 30, 2004, we entered into a Letter of Credit Reimbursement Agreement ("Agreement") for $2.0 million with our primary bank to collateralize a performance bond required as part of a service contract with the Minnesota Workers' Compensation Assigned Risk Plan. The Agreement is collateralized by the stock of American Compensation Insurance Company (ACIC), our wholly-owned insurance company subsidiary, and contains a restrictive covenant that requires ACIC to maintain at least a B+ rating from A. M. Best Company.

Interest Rate Risk

Our fixed maturity investments are subject to interest rate risk. Increases and decreases in prevailing interest rates generally translate into decreases and increases in the fair value of these instruments. Also, fair values of interest rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative instruments, the liquidity of the instrument and other general market conditions. We regularly evaluate interest rate risk in order to evaluate the appropriateness of our investments.

An increase of 100 basis points in prevailing interest rates would reduce the fair value of our interest rate sensitive instruments by approximately $3.7 million.

The effect of interest rate risk on potential near-term fair value was determined based on commonly used models. The models project the impact of interest rate changes on factors such as duration, prepayments, put options and call options. Fair value was determined based on the net present value of cash flows or duration estimates, using a representative set of likely future interest rate scenarios.

NAIC Risk-Based Capital Standards

The National Association of Insurance Commissioners (NAIC) has risk-based capital standards to determine the capital requirements of a property and casualty insurance carrier based upon the risks inherent in its operations. These standards require computing a risk-based capital amount that is compared to a carrier's actual total adjusted capital. The computation involves applying factors to various financial data to address four primary risks: asset risk; insurance underwriting risk; credit risk; and off-balance sheet risk. These standards provide for regulatory intervention when the percent of total adjusted capital to authorized control level risk-based capital is below certain levels. Based upon the risk-based capital standards, our percent of total adjusted capital is in excess of authorized control level risk-based capital.

Regulation

Our insurance subsidiary is subject to substantial regulation by governmental agencies in the states in which we operate, and will be subject to such regulation in any state in which we provide workers' compensation products and services in the future. State regulatory agencies have broad administrative power with respect to all aspects of our business, including premium rates, benefit levels, policy forms, dividend payments, capital adequacy and the amount and type of investments. These regulations are primarily intended to protect covered employees and policyholders rather than the insurance company. Both the legislation covering insurance companies and the regulations adopted by state agencies are subject to change. At December 31, 2004, our insurance subsidiary was licensed to do business in twenty-three states.

Effect of Recent Accounting Pronouncements

In November 2003, FASB issued Emerging Issues Task Force ("EITF") 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". EITF Issue 03-1 requires that when the fair value of an investment security is less than its carrying value, an impairment exists for which the determination must be made as to whether the impairment is other-than-temporary. EITF Issue 03-1 applies to all investment securities accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and to investment securities accounted for under the cost method to the extent an impairment indicator exists. Under the guidance, the determination of whether an impairment is other-than-temporary and therefore would result in a recognized loss depends on market conditions and management's intent and ability to hold the securities with unrealized losses for a period sufficient for recovery of such losses. In September 2004, FASB approved FASB Staff Position ("FSP") EITF Issue 03-1-1, which delays the effective date for measurement and recognition guidance contained in paragraphs 10-20 of EITF 03-1 until certain issues are resolved. The delay of the recognition and measurement provisions is expected to be superceded concurrently with the issuance of a FSP, which will provide additional implementation guidance. We will evaluate the effect this guidance will have on our financial statements and will adopt the guidance at the time it is issued. We have previously implemented the disclosure requirements of EITF 03-1.

In December 2004, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 123R, "Share-Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123R is effective as of the beginning of the first interim or annual period that begins after June 15, 2005, and requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award i.e., the requisite service period, which is usually equal to the vesting period. In accordance with the transitional guidance given in the statement, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service period has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosure requirements.

Under the transitional guidance given in SFAS No. 123R, we may choose one of three transition methods. We intend to use the modified prospective transitional method upon adoption. Under the modified prospective method, there would be no compensation charge for vested awards that are outstanding on the effective date of SFAS No. 123R. Unvested awards that are outstanding on the effective date would be charged to expense over the remaining vesting period. Accordingly, we anticipate that we will recognize approximately $101,000 of incremental compensation costs in 2005 related to unvested outstanding awards.

Forward-Looking Statements

Information included in this Report on Form 10-K which can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," or "continue" or the negative thereof or other variations thereon or comparable terminology constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The following important factors, among others, in some cases have affected and in the future could affect our actual results and could cause our actual financial performance to differ materially from that expressed in any forward-looking statement: (i) our ability to retain renewing policies and write new business with a B+ (Very Good, Secure) rating from A.M. Best; (ii) our ability to extend our workers' compensation services to self-insured employers and other alternative markets and to operate profitably in providing these services; (iii) our ability to continue to maintain or increase rates on insured products in the markets in which we remain or alternatively non-renew or turn away improperly priced business; (iv) the ability of our reinsurers to honor their obligations to us; (v) our ability to accurately predict claim development; (vi) our ability to provide our proprietary products and services to customers successfully; (vii) our ability to manage both our existing claims and new claims in an effective manner; (viii) our experience with claims frequency and severity; (ix) medical inflation; (x) competition and the regulatory environment in which we operate; (xi) general economic and business conditions; (xii) our ability to obtain and retain reinsurance at a reasonable cost; (xiii) changes in workers' compensation regulation by states, including changes in mandated benefits or insurance company regulation; (xiv) interest rate changes; and (xv) other factors as noted in our other filings with the Securities and Exchange Commission. This discussion of uncertainties is by no means exhaustive but is designed to highlight important factors that may affect our future performance.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

Information with respect to Disclosures about Market Risk is contained in the Section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations — Interest Rate Risk" under Item 7 of this Annual Report on Form 10-K and is incorporated herein by reference.

Item 8. ***Financial Statements and Supplementary Data***

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
RTW, Inc.
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of RTW, Inc. (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RTW, Inc. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG, LLP

February 9, 2005
Minneapolis, Minnesota

RTW, INC.

CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003

	2004	2003
	(In thousands, except share data)	
ASSETS		
Investments at fair value, amortized cost of $86,382 and $77,674	$ 86,954	$ 79,171
Cash and cash equivalents	39,379	39,650
Accrued investment income	783	769
Premiums receivable, less allowance of $90 and $225	3,792	3,482
Reinsurance recoverables:		
On unpaid claim and claim settlement expenses	77,722	71,466
On paid claim and claim settlement expenses	1,401	854
Deferred policy acquisition costs	1,112	926
Furniture and equipment, net	1,228	1,242
Other assets	8,136	4,608
Total assets	$220,507	$202,168
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unpaid claim and claim settlement expenses	$156,123	$150,044
Unearned premiums	10,497	9,180
Accrued expenses and other liabilities	8,356	7,357
Total liabilities	174,976	166,581
Commitments and contingencies	—	—
Shareholders' equity:		
Undesignated stock, no par value; authorized 4,750,000 shares; none issued or outstanding	—	—
Series A Junior Participating Preferred Stock, no par value; authorized 250,000 shares; none issued or outstanding	—	—
Common stock, no par value; authorized 12,500,000 shares; issued and outstanding 5,125,000 and 5,125,000 shares	21,071	20,644
Retained earnings	24,082	13,970
Accumulated other comprehensive income	378	973
Total shareholders' equity	45,531	35,587
Total liabilities and shareholders' equity	$220,507	$202,168

See notes to consolidated financial statements.

RTW, INC.

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
	(In thousands, except share and per share data)		
Revenues:			
Gross premiums earned	$ 63,370	$ 54,431	$ 62,506
Premiums ceded	(9,688)	(8,141)	(2,242)
Premiums earned	53,682	46,290	60,264
Investment income	3,837	4,474	5,139
Net realized investment gains:			
Realized investment gains	708	685	1,930
Realized investment losses	(3)	—	(209)
Net realized investment gains	705	685	1,721
Service revenue	633	109	22
Total revenues	58,857	51,558	67,146
Expenses:			
Claim and claim settlement expenses	35,536	27,256	40,533
Policy acquisition costs	6,045	6,878	6,304
General and administrative expenses	9,204	10,789	9,984
Total expenses	50,785	44,923	56,821
Income from operations	8,072	6,635	10,325
Interest expense	—	48	163
Income before income taxes	8,072	6,587	10,162
Income tax benefit	(1,869)	(412)	(4,157)
Net income	$ 9,941	$ 6,999	$ 14,319
Income per share:			
Basic income per share	$ 1.90	$ 1.37	$ 2.78
Diluted income per share	$ 1.81	$ 1.32	$ 2.78
Weighted average shares outstanding:			
Basic shares outstanding	5,233,000	5,114,000	5,146,000
Diluted shares outstanding	5,487,000	5,296,000	5,154,000

See notes to consolidated financial statements.

RTW, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended December 31, 2004, 2003 and 2002

	Common Stock	Comprehensive Income (Loss)	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Shareholders' Equity
			(In thousands)		
Balance at January 1, 2002	$20,688		$(7,348)	$ 882	$14,222
Comprehensive income:					
Net income	—	$14,319	14,319	—	14,319
Other comprehensive income, net of tax:					
Change in unrealized investment gains	—	1,338	—	1,338	1,338
Comprehensive income		$15,657			
Retirement of common stock	(79)		—	—	(79)
Issuance of shares under ESPP	10		—	—	10
Balance at December 31, 2002	20,619		6,971	2,220	29,810
Comprehensive income (loss):					
Net income	—	$ 6,999	6,999	—	6,999
Other comprehensive income (loss), net of tax:					
Change in unrealized investment gains	—	(1,247)	—	(1,247)	(1,247)
Comprehensive income		$ 5,752			
Retirement of common stock	(37)		—	—	(37)
Stock options exercised	19		—	—	19
Issuance of shares under ESPP	43		—	—	43
Balance at December 31, 2003	20,644		13,970	973	35,587
Comprehensive income (loss):					
Net income	—	$ 9,941	9,941	—	9,941
Other comprehensive income (loss), net of tax:					
Change in unrealized investment gains	—	(595)	—	(595)	(595)
Comprehensive income		$ 9,346			
Stock options exercised	362		171	—	533
Issuance of shares under ESPP	65		—	—	65
Balance at December 31, 2004	$21,071		$24,082	$ 378	$45,531

See notes to consolidated financial statements.

RTW, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 9,941	$ 6,999	$ 14,319
Adjustments to reconcile net income to net cash provided by operating activities:			
Net realized investment gains	(705)	(685)	(1,721)
Depreciation and amortization	952	1,191	963
Deferred income taxes	(2,531)	(828)	(721)
Changes in assets and liabilities:			
Deposit receivable	—	—	17,635
Reinsurance recoverables	(6,803)	21,611	(777)
Unpaid claim and claim settlement expenses	6,079	(31,218)	(48)
Unearned premiums, net of premiums receivable	1,007	2,105	520
Other, net	132	5,200	(4,790)
Net cash provided by operating activities	8,072	4,375	25,380
Cash flows from investing activities:			
Maturities of investments	11,324	5,650	—
Purchases of available-for-sale investments	(41,446)	(32,903)	(64,320)
Proceeds from sales of available-for-sale investments	21,625	27,618	75,482
Purchases of furniture and equipment	(444)	(175)	(630)
Disposals of furniture and equipment	—	22	270
Net cash (used in) provided by investing activities	(8,941)	212	10,802
Cash flows from financing activities:			
Payments on notes payable	—	(1,250)	(3,250)
Stock options exercised	533	19	—
Issuance of common stock under ESPP	65	43	10
Retirement of common stock	—	(37)	(79)
Net cash provided by (used in) financing activities	598	(1,225)	(3,319)
Net (decrease) increase in cash and cash equivalents	(271)	3,362	32,863
Cash and cash equivalents at beginning of year	39,650	36,288	3,425
Cash and cash equivalents at end of year	$ 39,379	$ 39,650	$ 36,288
Supplemental disclosure of cash flow information:			
Cash paid (received) during the year for:			
Interest	$ —	$ 27	$ 138
Income tax payments (refunds)	$ 1,033	$ 115	$ (2,976)

See notes to consolidated financial statements.

RTW, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004, 2003, and 2002

Note 1 — Summary of Significant Accounting Policies

Organization — RTW, Inc. (RTW) provides disability management services, directed today at workers' compensation to: (i) employers insured through our wholly-owned insurance subsidiary, American Compensation Insurance Company (ACIC); (ii) self-insured employers on a fee-for-service basis; (iii) state assigned risk plans on a percent of premium basis; (iv) other insurance companies; and (v) on a consulting basis to agents and employers, charging hourly fees through RTW and its division, Absentia. ACIC offers guaranteed cost workers' compensation insurance to employers located primarily in Minnesota, Michigan and Colorado and is licensed in twenty-three states. Collectively, "we," "our" and "us" refer to RTW and ACIC in these Notes to Consolidated Financial Statements.

We benefit from our ability to reduce workers' compensation and disability system costs and provide employers the ability to control their workers' compensation and disability programs. Our insurance subsidiary is domiciled in Minnesota and is licensed in twenty-three states. We operated primarily in Minnesota, Michigan and Colorado in 2004 and 2003 and began servicing non-insurance customers in California and Indiana in 2004. In 2002, we non-renewed all insurance policies in our Missouri and Massachusetts regions and completed our run-off of policies in these regions by February 2003. During 2004 and prior years, we operated in a single business segment, disability management products and services.

The following explains the accounting policies we use to arrive at some of the more significant amounts in our financial statements.

Accounting Principles — We prepare our financial statements in accordance with U.S. generally accepted accounting principles (GAAP).

Consolidation — Our consolidated financial statements include the accounts of RTW and ACIC. We eliminate all inter-company accounts and transactions in consolidation.

Use of Estimates — We make estimates and assumptions that affect our reported assets and liabilities, our disclosure of contingent assets and liabilities at the financial statement date and our recorded revenues and expenses during the reporting period. Our most significant estimates are those relating to our reinsurance recoverables on unpaid claim and claim settlement expenses, unpaid claim and claim settlement expenses, income taxes, deferred income taxes and an accrual for premium adjustments. We continually review our estimates and assumptions and make adjustments as necessary. Our actual results could vary significantly from the estimates we make.

Investments — We invest entirely in fixed maturity investments and classify our investments as available-for-sale.

Available-for-Sale Investments: Our available-for-sale investments are carried at fair value with changes in unrealized gains or losses, net of deferred taxes, reported as other comprehensive income. The fair values of our investments are determined based upon quoted market prices as obtained through commercial pricing services or brokers who provide estimated fair values.

Realized Investment Gains and Losses: Net realized investment gains and losses are identified separately in our Consolidated Statements of Income. Cost of investments sold is determined by the specific identification method.

We continually monitor the difference between investment cost and fair value for each of our securities. If any security experiences a decline in value that is determined to be other than temporary, we reduce the security's carrying value for the decline and record a realized loss in the Consolidated Statements of Income. No securities were reduced for declines in fair value in 2004, 2003 or 2002.

Cash and Cash Equivalents — We consider all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Fair Value of Financial Instruments — A number of our significant assets and liabilities (including reinsurance recoverables, deferred policy acquisition costs, furniture and equipment and unpaid claim and claim settlement expenses) are not considered financial instruments for disclosure purposes. Our premiums receivable and other assets and liabilities that are considered financial instruments are generally of a short-term nature. The carrying values of these instruments approximate their fair values. The carrying values and fair values of investments are disclosed in Note 3.

Deferred Policy Acquisition Costs — The costs directly related to writing an insurance policy are referred to as policy acquisition costs and consist of commissions, state premium taxes and other direct underwriting expenses. Although these costs arise when we issue a policy, we defer certain costs, principally commissions and state premium taxes. These costs are amortized to expense as premium revenue is recognized and are reported net of ceding commissions in the Consolidated Statements of Income.

If deferred policy acquisition costs were to exceed the sum of unearned premiums net of reinsurance and related anticipated investment income less expected claim and claim settlement expenses, we would immediately expense the excess costs.

Depreciation — We depreciate furniture and equipment on a straight-line basis over the estimated useful life of the asset (five to ten years). Furniture and equipment are recorded at cost less accumulated depreciation of $4.7 million and $4.4 million at December 31, 2004 and 2003 respectively.

Income Taxes — We compute all income tax amounts using the liability method. Under this method, deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts using presently enacted tax rates. Deferred tax assets are recognized for tax credit and net operating loss carry-forwards, reduced by a valuation allowance which is established when it is "more likely than not" that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates or regulations is recognized as income in the period that includes the enactment date.

Unpaid Claim and Claim Settlement Expenses — Claim expenses refer to amounts that we paid or expect to pay to claimants for insured events that have occurred. The costs of investigating, resolving and processing claims are referred to as claim settlement expenses. We record these expenses, net of amounts recoverable under reinsurance contracts, as "Claim and claim settlement expenses" in the Consolidated Statements of Income.

Our "Unpaid claim and claim settlement expenses" represent reserves established for the estimated total unpaid cost of claim and claim settlement expenses for insured events that occurred on or prior to each balance sheet date. The reserves are primarily undiscounted; however, we discounted selected claims that have fixed or determinable future payments by $344,000 in 2004 and $505,000 in 2003 using discount factors ranging from 3.5% to 8.0%. These reserves reflect our estimates of the total cost of claims that were reported, but not yet paid, and the cost of claims incurred but not yet reported. Our estimates consider such variables as past loss experience, current claim trends and prevailing social, economic and legal environments. We have a limited amount of historical data to use in estimating our reserves for unpaid claim and claim settlement expenses because we commenced operations in 1992. As a result, we supplement our experience with external industry data, as adjusted to reflect anticipated differences between our results and the industry. We reduce the unpaid claim and claim settlement expenses for estimated amounts of subrogation.

We believe our reserves for unpaid claim and claim settlement expenses are adequate to cover the ultimate costs of claim and claim settlement expenses. The ultimate cost of claim and claim settlement expenses may differ from the established reserves, particularly when claims may not be settled for many years.

Reserves for unpaid claim and claim settlement expenses and assumptions used in their development are continually reviewed. We record adjustments to prior estimates of unpaid claim and claim settlement expenses, which may be material, in operations in the year in which the adjustments are made.

Premiums Earned — Premiums on workers' compensation insurance policies are our largest source of revenue. The premium we charge a policyholder is a function of its payroll, industry and prior workers' compensation claims experience. In underwriting a policy, we receive policyholder payroll estimates for the ensuing year. We record premiums written on an installment basis, matching billing to the policyholder, and earn premiums on a daily basis over the life of each insurance policy based on the payroll estimate. We record the excess of premiums billed over premiums earned for each policy as unearned premiums on our balance sheet. When a policy expires, we audit employer payrolls for the policy period and adjust the estimated payroll and the policyholder's premium to its actual value. The result is a "final audit" adjustment recorded to premiums earned when the adjustment becomes known. We also estimate the final audit amount to be billed on unexpired and expired unaudited policies and record a final audit receivable included in premiums receivable on the balance sheet. Final audit premiums recognized during the period include billed final audit premiums plus (or minus) the change in estimate for final audit premiums on unexpired and expired unaudited policies.

Stock-Based Compensation — Had we calculated compensation expense for our option grants under the 1994 Stock Plan and stock issuances under the Employee Stock Purchase Plan (ESPP) based on the fair value method described in Statement of Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation," our net income and basic and dilutive net income per share would approximate the following pro forma amounts (in 000's, except per share data):

	2004	2003	2002
Net income:			
As reported	$9,941	$6,999	$14,319
Pro forma	9,507	6,814	14,110
Basic income per share:			
As reported	1.90	1.37	2.78
Pro forma	1.82	1.33	2.74
Dilutive income per share:			
As reported	1.81	1.32	2.78
Pro forma	1.73	1.29	2.74

The weighted average fair value of options granted under the ESPP and 1994 Stock Plan during 2004, 2003 and 2002 is estimated at $2.13, $1.48 and $1.48, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions: no dividend yield; volatility of 41.0% to 73.8% in 2004, 115.3% to 131.5% in 2003 and 125.6% in 2002; risk-free interest rates ranging from 1.05% to 7.70%; and an expected life of 1 to 5 years.

Effect of Recent Accounting Pronouncements — In November 2003, FASB issued Emerging Issues Task Force ("EITF") 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". EITF Issue 03-1 requires that when the fair value of an investment security is less than its carrying value, an impairment exists for which the determination must be made as to whether the impairment is other-than-temporary. EITF Issue 03-1 applies to all investment securities accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and to investment securities accounted for under the cost method to the extent an impairment indicator exists. Under the guidance, the determination of whether an impairment is other-than-temporary and therefore would result in a recognized loss depends on market conditions and management's intent and ability to hold the securities with unrealized losses for a period sufficient for recovery of such losses. In September 2004, FASB approved FASB Staff Position ("FSP") EITF Issue 03-1-1, which delays the effective date for measurement and recognition guidance contained in paragraphs 10-20 of EITF 03-1 until certain issues are resolved. The delay of the recognition and measurement provisions is expected to be superceded concurrently with the issuance of a FSP, which will provide additional implementation guidance. We will evaluate the effect this guidance will have on our financial statements and will adopt the guidance at the time it is issued. We have previously implemented the disclosure requirements of EITF 03-1.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123R is effective as of the beginning of the first interim or annual period that begins after June 15, 2005, and requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award i.e., the requisite service period, which is usually equal to the vesting period. In accordance with the transitional guidance given in the statement, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service period has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosure requirements.

Under the transitional guidance given in SFAS No. 123R, we may choose one of three transition methods. We intend to use the modified prospective transitional method upon adoption. Under the modified prospective method, there would be no compensation charge for vested awards that are outstanding on the effective date of SFAS No. 123R. Unvested awards that are outstanding on the effective date would be charged to expense over the remaining vesting period. Accordingly, we anticipate that we will recognize approximately $101,000 of incremental compensation costs in 2005 related to unvested outstanding awards.

Note 2 — Income Per Share

Basic income per share (IPS) is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted IPS is computed by dividing net income by the weighted average number of common shares and dilutive securities outstanding for the period. Dilutive securities consist of stock options. Dilutive securities are considered outstanding from the date of grant, after applying the treasury stock method for determining the dilutive effect.

The following is a reconciliation of the numerators and denominators of basic and diluted income per share:

	2004	2003	2002
Net income (000's)	$ 9,941	$ 6,999	$ 14,319
Basic weighted average shares outstanding	5,233,000	5,114,000	5,146,000
Effect of dilutive stock options	254,000	182,000	8,000
Diluted weighted average shares outstanding	5,487,000	5,296,000	5,154,000
Basic income per share	$ 1.90	$ 1.37	$ 2.78
Diluted income per share	$ 1.81	$ 1.32	$ 2.78

Note 3 — Investments

Valuation of Investments — The following tables present amortized cost, gross unrealized gains and losses and estimated fair values of our available-for-sale securities (000's):

2004	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. government securities	$41,439	$654	$(133)	$41,960
Asset-backed securities	2,011	11	(19)	2,003
Mortgage-backed securities	24,006	234	(37)	24,203
Municipal securities	18,926	42	(180)	18,788
Total investments	$86,382	$941	$(369)	$86,954

2003	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. government securities	$48,152	$1,158	$(155)	$49,155
Asset-backed securities	1,008	3	—	1,011
Mortgage-backed securities	28,514	509	(18)	29,005
Total investments	$77,674	$1,670	$(173)	$79,171

The gross unrealized losses and fair value of our investments aggregated by the length of time that individual securities have been in a continuous unrealized loss position are as follows (000's):

	Less Than Twelve Months		Greater Than Twelve Months			
2004	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Total Fair Value	Total Gross Unrealized Losses
U.S. government securities	$40,912	$(118)	$1,048	$(15)	$41,960	$(133)
Mortgage-backed and asset-backed securities	26,206	(56)	—	—	26,206	(56)
Municipal securities	18,788	(180)	—	—	18,788	(180)
Total investments	$85,906	$(354)	$1,048	$(15)	$86,954	$(369)

	Less Than Twelve Months		Greater Than Twelve Months			
2003	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Total Fair Value	Total Gross Unrealized Losses
U.S. government securities	$15,172	$(155)	$ —	$ —	$15,172	$(155)
Mortgage-backed and asset-backed securities	2,450	(18)	—	—	2,420	(18)
Total investments	$17,622	$(173)	$ —	$ —	$17,622	$(173)

The gross unrealized loss in all cases is the result of a decline in interest rates and is not the result of deterioration in the credit quality of the issuers. All issues carry a credit quality of AAA or AA (Standard & Poors). We have the ability and intent to hold all of these securities to maturity or recovery. We consider all relevant facts and circumstances in evaluating whether the impairment of a security is other than temporary. Relevant facts and circumstances we consider include: (i) the length of time the fair value has been below cost; (ii) the financial position and access to capital of the issuer, including the current and future effect of any specific events; and (iii) our ability and intent to hold the security to maturity or until it recovers in value. To the extent we determine that a security is deemed to be other than temporarily impaired, the difference between amortized cost and fair value would be charged to earnings.

Deposits — Included in investments are U.S. government securities and cash on deposit with various regulatory authorities, as required by law, with a fair value of $16.2 million and $21.9 million at December 31, 2004 and 2003, respectively.

Additionally, included in investments are U.S. government securities pledged as collateral against a letter of credit provided to an insurer, with a fair value of $1.9 million and $4.1 million at December 31, 2004 and 2003, respectively.

Fixed Maturities by Maturity Date — The following table presents the amortized cost and fair value of investments by contractual maturity at December 31, 2004. Actual maturities may differ from those stated as a result of calls and prepayments (000's):

	Amortized Cost	Estimated Fair Value
Maturing In:		
One year or less	$ 3,453	$ 3,488
Over one year through five years	24,957	24,836
Over five years through ten years	23,146	23,320
Over ten years	10,820	11,107
Mortgage-backed securities with various maturities	24,006	24,203
Total investments	$86,382	$86,954

Investment Income — Investment income includes income from the following sources (000's):

	2004	2003	2002
Fixed maturity investments	$3,383	$4,346	$4,221
Interest on deposit receivable	—	—	736
Cash and cash equivalents	344	128	144
Other	110	—	38
Investment income	$3,837	$4,474	$5,139

Note 4 — Reinsurance

Our financial statements reflect the effects of ceded reinsurance transactions. We purchase reinsurance to protect us from potential losses in excess of the level we are willing to accept. Our primary reinsurance is excess of loss coverage that limits our per-incident exposure.

We report reinsurance related balances on a "gross" basis on the balance sheet, resulting in reinsurance recoverable amounts on unpaid and on paid claim and claim settlement expenses recorded as assets. We estimate amounts recoverable from reinsurers in a manner consistent with the claim liability associated with the reinsured policy.

The following table summarizes our reinsurance coverage (all losses ceded on a per occurrence basis):

		Covers losses per occurrence:	
		In Excess of:	Limited to:
Minnesota:			
2004	WCRA	$360,000	Statutory limit
	Various reinsurers	$200,000	$360,000
2003	WCRA	$360,000	Statutory limit
	Various reinsurers	$200,000	$360,000
2002	WCRA	$350,000	Statutory limit
Other states:			
2004	Various reinsurers	$200,000	$20.0 million excluding acts of terrorism
2003	Various reinsurers	$200,000	$20.0 million excluding acts of terrorism
2002	Various reinsurers	$300,000	$20.0 million

We decreased our retention levels in 2004 and 2003 to further reduce volatility in our operating results.

For claims occurring after June 30, 1998, we further limited our per incident exposure by purchasing excess of loss coverage for losses from $25,000 to the lesser of $300,000 or the WCRA selected retention level in Minnesota and from $25,000 to $300,000 in other states from a single reinsurer. This agreement was finalized after its effective date and activity occurring from July 1, 1998 through September 30, 1998 was recorded on a retrospective basis resulting in the deferral of a gain totaling $2.0 million at December 31, 1998. We amortized $400,000 of the deferred gain as a reduction of claim and claim settlement expenses in each of 2002, 2001 and 2000 and $740,000 in 1999 resulting in an un-amortized deferred gain of $49,000 at December 31, 2004. The deferred gain is being amortized into income using the effective interest rate inherent in the amounts paid to the reinsurer and the estimated timing and amounts of recoveries from the reinsurer. Activity occurring on or after October 1, 1998 is recorded prospectively. This contract was terminated effective December 31, 2000; however, the policy was effective in 2001 for policies in force at December 31, 2000 through expiration, not to exceed fifteen months after the effective termination date. Policies written or renewing after December 31, 2000 are not covered under this lower level excess of loss reinsurance policy.

Reinsurance contracts do not relieve us from our obligations to policyholders. We expect reinsurers to which we have ceded reinsurance to honor their obligations. Failure of these reinsurers to honor their obligations could result in losses to us. We do not anticipate any such losses and accordingly, no provision for amounts deemed uncollectible are included in our financial statements. We attempt to minimize our exposure to significant losses from reinsurer insolvency by monitoring the financial condition of our reinsurers. The reinsurance recoverable on unpaid claim and claim settlement expenses associated with reinsurers are as follows (000's):

	2004	2003
Excess of loss reinsurance through various reinsurers	$77,722	$71,466

The effect of ceded reinsurance on premiums written and claim and claim settlement expenses are as follows (000's):

	2004	2003	2002
Premiums written:			
Direct	$ 64,687	$56,481	$ 59,898
Ceded	(9,688)	(8,141)	(2,242)
Net premiums written	$ 54,999	$45,340	$ 57,656
Claim and claim settlement expenses:			
Direct	$ 48,909	$20,931	$ 59,710
Ceded	(13,373)	6,325	(19,177)
Net claim and claim settlement expenses	$ 35,536	$27,256	$ 40,533

During 2003, we re-evaluated and lowered our estimate for excess of loss unpaid claim and claim settlement expenses by $15.1 million, which inures to the benefit of our reinsurers. Excluding the effect of this benefit, our ceded losses to reinsurers would have been $8.8 million.

The reinsurance recoverable on paid claim and claim settlement expenses consists primarily of receivables from paid claim and claim settlement expenses that were submitted but not yet reimbursed by reinsurers at December 31, 2004 and 2003.

Note 5 — Unpaid Claim and Claim Settlement Expenses

As described in Note 1, we establish unpaid claim and claim settlement expense reserves on reported and unreported claims for insured losses. Establishing appropriate reserves is an inherently uncertain process. Furthermore, estimating ultimate reserves is difficult due to our relatively limited historical claim data and small claim population. Estimates are further complicated by the extended periods of time that elapse between the date losses occur and the date losses are reported and ultimately settled. Reserve estimates are regularly reviewed and updated, using the most current information available. Any resulting adjustments, which may be material, are reflected in current operations.

The following table represents a reconciliation of beginning and ending unpaid claim and claim settlement expense reserves for each of the last three years (000's):

	2004	2003	2002
Balance at January 1	$150,044	$181,262	$181,310
Less reinsurance recoverables	(71,466)	(91,822)	(90,115)
Plus deferred gain on retrospective reinsurance	49	49	449
Net balance at January 1	78,627	89,489	91,644
Incurred related to:			
Current year	42,583	33,954	49,621
Prior years	(7,047)	(6,698)	(8,356)
Write-off of reinsurance recoverable	—	—	(332)
Amortization of deferred retrospective reinsurance gain	—	—	(400)
Total incurred	35,536	27,256	40,533
Paid related to:			
Current year	12,666	10,761	13,715
Prior years	23,047	27,357	28,973
Total paid	35,713	38,118	42,688
Net balance at December 31	78,450	78,627	89,489
Plus reinsurance recoverables	77,722	71,466	91,822
Plus deferred gain on retrospective reinsurance	(49)	(49)	(49)
Balance at December 31	$156,123	$150,044	$181,262

Changes in estimates of unpaid claim and claim settlement expenses for prior years decreased the provision for claim and claim settlement expenses by $7.0 million, $6.7 million and $8.4 million in 2004, 2003 and 2002, respectively.

Our estimate for unpaid claim and claim settlement expenses decreased in 2004 due to the following: (i) we improved our effectiveness in managing open claims, closing them earlier than originally anticipated; and (ii) our estimate of the liability for unpaid claim and claim settlement expenses is difficult and volatile due to our relatively limited historical claim data and small claim population.

Our estimate for reinsurance recoverables increased in 2004 due to: (i) the growth in our gross premiums earned in 2004; and (ii) payments and the related recoveries on prior year ceded claim and claim settlement expenses.

Our estimate for unpaid claim and claim settlement expenses decreased in 2003 due to the following: (i) the frequency of claims reported in 2003 for 2002 and prior years was less than anticipated when we determined our liability in 2002; and (ii) our estimate of the liability for unpaid claim and claim settlement expenses is difficult and volatile due to our relatively limited historical claim data and small claim population.

Our estimate for reinsurance recoverables decreased in 2003 due to: (i) re-evaluating and lowering our estimate for gross unpaid claim and claim settlement expenses by $15.1 million; and (ii) payments and the related recoveries on prior year ceded claim and claim settlement expenses.

We recovered $6.6 million, $14.7 million and $18.6 million from reinsurers during 2004, 2003 and 2002 respectively.

Note 6 — Notes Payable

In March 2000, we borrowed $8.0 million under a term loan agreement to fund the repurchase of common stock from certain of our shareholders. We paid $1.0 million in principal on the term loan in 2000, an additional $2.5 million in 2001, $3.3 million in 2002 and the remaining $1.2 million in 2003. We paid interest at an adjusted LIBOR rate on the term loan (adjusted LIBOR was 4.66% at December 31, 2002). The term loan was paid in full in September 2003.

Note 7 — Income Taxes

Income tax benefit consists of the following (000's):

	2004	2003	2002
Current:			
Federal	$ 651	$ 288	$(3,521)
State	56	128	85
Total current tax (benefit) expense	707	416	(3,436)
Deferred:			
Federal	(2,576)	(828)	(721)
State	—	—	—
Total deferred tax (benefit) expense	(2,576)	(828)	(721)
Income tax benefit	$(1,869)	$(412)	$(4,157)

Our income tax benefit differs from the federal statutory rate as follows (000's):

	2004	2003	2002
Federal income tax expense (benefit) at 35%	$ 2,825	$ 2,305	$ 3,557
Increase (reduction) in income tax expense (benefit) resulting from:			
State income taxes, net of federal income tax benefit	36	79	242
Non-deductible investment amortization and tax-exempt investment income	(116)	11	18
Deferred income tax valuation allowance	(4,040)	(3,060)	(7,927)
Other	(574)	253	(47)
Income tax benefit	$(1,869)	$ (412)	$(4,157)

Differences between the tax basis of assets and liabilities and their reported amounts in the Consolidated Financial Statements that will result in taxable or deductible amounts in future years are called temporary differences. The tax effects of temporary differences that give rise to net deferred tax assets, included within other assets, are as follows (000's):

	2004	2003
Unpaid claim and claim settlement expenses	$ 5,293	$ 6,455
Accrued second injury funds	74	90
Unearned premiums	2,067	1,877
Office closure costs	—	88
Retrospective reinsurance	17	17
Other	326	642
Deferred tax assets	7,777	9,169
Net unrealized gain on securities	(194)	(524)
Deferred policy acquisition costs	(937)	(894)
Depreciation	(240)	(211)
Deferred tax liabilities	(1,371)	(1,629)
Net deferred tax assets before valuation allowance	6,406	7,540
Valuation allowance	—	(4,040)
Net deferred tax asset	$ 6,406	$ 3,500

In assessing our ability to realize the future benefit of deferred tax assets, we consider recent operating results, the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. The valuation allowance decreased to $4.0 million in 2003 based on our projected taxable income and available tax planning strategies. In 2004, we eliminated the remaining allowance as we expect the entire deferred tax asset will be realized as a result of income and the reversal of existing taxable temporary differences in the future. Deferred tax assets are included in other assets on the Consolidated Balance Sheets.

Income taxes receivable were approximately $545,000 and $492,000 at December 31, 2004 and 2003, respectively, and are included in other assets.

Note 8 — Employee Benefits and Plans

Stock Based Compensation — We account for our stock-based compensation plans, the RTW, Inc. 1995 Employee Stock Purchase Plan and Trust (ESPP) and the 1994 Stock Plan, using Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and related Interpretations. Under APB 25, compensation cost for stock options is measured as the excess, if any, of the quoted market price of our stock at the date of the grant over the amount an employee must pay to acquire the stock.

1995 Employee Stock Purchase Plan — The ESPP provides employees the opportunity to purchase shares of our stock at 85% of the fair value based on the lesser of the beginning or ending share price for each plan year as set forth in the plan. In 2003, the shares reserved for distribution under the plan were increased from 100,000 to 150,000 shares. In 2004, the ESPP was amended to allow the issuance of stock within 10 years of any increase in the number of shares authorized to be issued under the plan. The ESPP terminates in 2013 and will be carried out in phases, each consisting of one year or a different period of time approved by the Board of Directors. Any employee completing two weeks of service prior to commencing a phase of the plan may participate. Employees may elect to contribute from $10 to 10% of monthly salary to the plan through payroll withholdings. The following summarizes shares purchased and purchase prices for each phase in the most recent three years completed through 2004:

Phase:	Shares Purchased	Purchase Price
Beginning April 2001, expiring April 2002	5,047	$1.90
Beginning April 2002, expiring April 2003	20,649	2.07
Beginning April 2003, expiring April 2004	20,151	3.23

The tenth one-year phase began in April 2004 and expires in April 2005.

Our liability for employee contributions withheld at December 31, 2004 and 2003 for the purchase of shares in April 2005 and April 2004 under the ESPP was $71,000 and $47,000, respectively.

1994 Stock Plan — The 1994 Stock Plan provides for awards of incentive stock options (as defined in section 422 of the Internal Revenue code) and non-qualified stock options. In July 1998, the Board of Directors increased the shares reserved for distribution under the plan to 1,000,000. Option price, option term, vesting provisions and other limits and restrictions are determined at the time of grant by the Board of Directors or, if established, by a separate committee. The exercise price for all options granted was the market price of the common stock at the date of grant. The ability to award incentive stock options under this Plan terminated in June 2004.

Options granted, exercised, canceled and outstanding under the 1994 Stock Plan are as follows:

	Qualified		Non-Qualified	
	Option Shares	Weighted Average Exercise Price	Option Shares	Weighted Average Exercise Price
Balance, January 1, 2002	292,390	$11.83	480,726	$ 8.19
Granted	25,500	2.48	112,500	2.40
Canceled	(180,819)	12.24	(266,351)	12.60
Balance, December 31, 2002	137,071	9.54	326,875	2.60
Granted	155,500	2.19	12,500	3.13
Exercised	(8,000)	2.22	—	—
Canceled	(9,052)	9.62	(80,000)	2.20
Balance, December 31, 2003	275,519	5.60	259,375	2.75
Granted	209,948	6.14	79,302	6.14
Exercised	(43,468)	2.22	(133,500)	2.18
Canceled	(38,572)	6.21	(1,875)	5.33
Balance, December 31, 2004	403,427	$ 6.19	203,302	$ 4.42

Incentive stock options expire ten years from the date of grant and substantially all are subject to continued employment with us. Each of the non-qualified options expires ten years from the date of grant with the exception of certain options granted to the founder of the Company that expire five years from the date of grant. Options are generally subject to vesting provisions that restrict exercise of the option.

The following table summarizes the options outstanding and exercisable at December 31, 2004:

	Options Outstanding			Options Exercisable	
		Weighted Average			
Exercise Price Range	Number of Options	Contractual Life	Exercise Price	Number of Options	Weighted Average Exercise Price
Incentive stock options:					
$14.00 - $38.67	37,429	3.2 years	$16.68	37,429	$16.68
8.75 - 10.75	35,000	5.1 years	10.54	35,000	10.54
6.00 - 6.18	182,698	9.1 years	6.14	70,675	6.18
2.19 - 4.50	148,300	7.7 years	2.53	140,300	2.58
$ 2.19 - $38.67	403,427	7.7 years	$ 6.19	283,404	$ 6.32
Non-qualified stock options:					
$31.75	5,000	2.1 years	$31.75	5,000	$31.75
1.98 - 6.50	198,302	8.0 years	3.73	133,908	3.27
$ 1.98 - $31.75	203,302	7.9 years	$ 4.42	138,908	$ 4.30

Employment Contracts — We entered into an employment agreement with our President and Chief Executive Officer, Jeffrey B. Murphy beginning December 17, 2003. Under this agreement, Mr. Murphy receives a base salary of $250,000, subject to review annually for increase by our Board of Directors. In addition to base salary, Mr. Murphy is eligible for bonuses, expense reimbursements and health, dental, life and disability insurance consistent with that provided to other officers and employees. Additionally, Mr. Murphy was granted 100,000 options at $6.00 per share on March 12, 2004. Mr. Murphy's annual base salary was increased to $275,000 effective April 1, 2005.

Combined Retirement Plan — We combine our 401(k) Retirement Plan and Employee Stock Ownership Plan (ESOP) into a single KSOP retirement plan. The KSOP retains the features of each separate component except for eligibility and vesting provisions. Under the plan, employees become eligible to participate in the plan on the first day of the month after beginning employment and attaining age 21.

401(k) Retirement Component — We sponsor a defined contribution retirement component under Section 401(k) of the Internal Revenue Code for eligible employees. Our contributions are discretionary and are based on contributions made by employees. Expense recognized for 2004, 2003 and 2002 was $221,000, $204,000 and $220,000, respectively.

Employee Stock Ownership Component — We maintain an ESOP for our qualified employees. Our contributions are discretionary. We may contribute cash or shares of our common stock. No contributions were made or expense recorded in 2004, 2003 or 2002.

Other Employee Benefit Plans — We maintained bonus plans in 2004, 2003 and 2002 under which all employees, including officers, were eligible for a bonus based on our operating results. These bonuses aggregated $1,295,000, $941,000 and $864,000 in 2004, 2003 and 2002, respectively.

Note 9 — Shareholders' Equity

On November 7, 2002 our Board of Directors approved a one-for-two reverse stock split in order to remedy the minimum bid requirement for continued listing on the Nasdaq National Market. The reverse stock split was effective to shareholders of record on the close of business on November 22, 2002. All share and per share amounts in these Consolidated Financial Statements have been adjusted to reflect the effect of the stock split.

On September 15, 1998, our Board of Directors approved a share repurchase program authorizing the repurchase of up to $4.0 million of RTW, Inc. common stock. We may repurchase shares on the open market or through private transactions depending upon market conditions and availability. Through December 31, 2004 we repurchased approximately 385,000 shares for $2.7 million. We expect to use repurchased shares for employee stock option and purchase plans and other corporate purposes.

Shareholder Rights Plan — In April 1997, we adopted a shareholder rights plan and declared a dividend of one right for each outstanding share of common stock to shareholders of record at the close of business on June 30, 1997. The rights become exercisable only after any person or group (the Acquiring Person) becomes the beneficial owner of 15% or more of the voting power of our common stock. Certain shares held by our Chairman Emeritus, David C. Prosser, and his wife are excluded from the computation for determining whether a person is an Acquiring Person. Each right entitles its registered holder to purchase from us one one-hundredth share of a new Series A Junior Participating Preferred Stock, no par value, at a price of $85 per one one-hundredth share, subject to adjustment. If any Acquiring Person acquires beneficial ownership of 15% or more of our voting power, each right will entitle its holder (other than such Acquiring Person) to purchase, at the then current purchase price of the right, that number of shares of our common stock having a market value of two times the purchase price of the right, subject to certain possible adjustments. In addition, if we are acquired in a merger or other business combination transaction, each right will entitle its holder to purchase, at the then current purchase price of the right, that number of common shares of the acquiring company having a market value of two times the purchase price of the right. Following the acquisition of a beneficial ownership of 15% or more of our outstanding common stock by any Acquiring Person and prior to an acquisition by any Acquiring Person of 50% or more of our outstanding common stock, our Board of Directors may exchange the outstanding rights (other than rights owned by such Acquiring Person), in whole or in part, at an exchange ratio of one share of common stock, or one one-hundredth share of Preferred Stock (or equivalent securities) per right, subject to adjustment. We may redeem the rights, in whole, at $.001 per right, at any time prior to an acquisition by any Acquiring Person of 15% or more of our outstanding common stock and prior to the expiration of the rights. The rights expire on April 17, 2007, unless extended or earlier redeemed by us.

Dividend Restrictions — Dividends are paid as determined by our Board of Directors. No cash dividends have ever been paid by us.

Our ability to pay cash dividends to shareholders may depend upon the amount of dividends received from our insurance subsidiary. ACIC's ability to pay dividends is restricted by law or subject to approval of the insurance regulatory authorities of Minnesota.

Under Minnesota insurance law regulating the payment of dividends by ACIC, any such payments must be an amount deemed prudent by ACIC's Board of Directors and, unless otherwise approved by the Commissioner of the Minnesota Department of Commerce (Commissioner), must be paid solely from the adjusted earned surplus of ACIC. Adjusted earned surplus means the earned surplus as determined in accordance with statutory accounting practices (unassigned funds), less 25% of the amount of such earned surplus that is attributable to unrealized capital gains. Further, without approval of the Commissioner, ACIC may not pay a dividend in any calendar year which, when combined with dividends paid in the preceding twelve months, exceeds the greater of: (i) 10% of ACIC's statutory capital and surplus at the prior year end; or (ii) 100% of ACIC's statutory net gain from operations (not including realized capital gains) for the prior calendar year. For 2005, dividends in excess of $3.9 million would require prior consent of the Commissioner.

Statutory Surplus and Statutory Net Income — Our insurance subsidiary is required to file financial statements with state regulatory agencies. The accounting principles used to prepare the statutory financial statements follow prescribed accounting practices that differ from GAAP. Statutory capital and surplus at

December 31, 2004 and 2003, and statutory net income for the years ended December 31, 2004, 2003 and 2002 are as follows (000's):

	Statutory Capital and Surplus	Statutory Net Income
2004	$38,503	$ 7,540
2003	33,033	6,103
2002		12,064

Note 10 — Commitments and Contingencies

Operating Leases — We conduct our operations in leased office facilities under operating lease agreements. The agreements provide for monthly base lease payments plus contingent rentals based on an allocable portion of certain operating expenses incurred by the lessor.

Future minimum (base) rental payments required under the leases, as of December 31, 2004, are as follows (000's):

2005	$1,039
2006	911
2007	581

Rent expense, including contingent rentals, was $1.1 million, $1.0 million and $1.3 million for 2004, 2003 and 2002, respectively.

On July 30, 2004, we entered into a Letter of Credit Reimbursement Agreement ("Agreement") for $2.0 million with our primary bank to collateralize a performance bond required as part of a service contract with the Minnesota Workers' Compensation Assigned Risk Plan. The Agreement is collateralized by the stock of American Compensation Insurance Company (ACIC), our wholly-owned insurance company subsidiary, and contains a restrictive covenant that requires ACIC to maintain at least a B+ rating from A. M. Best Company.

In the ordinary course of administering our workers' compensation programs, we are routinely involved in the adjudication of claims resulting from workplace injuries. We are not involved in any legal or administrative claims that we believe are likely to have a material adverse effect on our financial condition or results of operations.

Note 11 — Accumulated Other Comprehensive Income

Our accumulated other comprehensive income includes only unrealized gains and losses on investments classified as available-for-sale. Changes in accumulated other comprehensive income and other comprehensive income (loss) were as follows (000's):

	2004	2003	2002
Accumulated other comprehensive income, beginning of year	$ 973	$ 2,220	$ 882
Changes in comprehensive income arising during the year:			
Net unrealized investment (losses) gains	(220)	(1,234)	3,780
Less: Adjustment for net realized investment gains	705	685	1,721
Change in net unrealized investment gains	(925)	(1,919)	2,059
Income tax expense (benefit)	330	(672)	721
Other comprehensive (loss) income for the year	(595)	(1,247)	1,338
Accumulated other comprehensive income, end of year	$ 378	$ 973	$2,220

Note 12 — Restructuring Charges

During 2001, we recorded pre-tax restructuring charges totaling $2.0 million to general and administrative expenses in the Consolidated Statement of Income. These charges included costs associated with our decision to close our Missouri and Massachusetts regional offices, and our Brainerd, Minnesota and Overland Park, Kansas satellite offices. The restructuring charge included $715,000 of severance pay and benefits, of which $106,000 was paid by December 31, 2001 and the remainder of which was paid in early 2002. The restructuring charge also included office and equipment lease costs totaling $684,000 and furniture and equipment disposals and other costs totaling $600,000. At December 31, 2003, the remaining accrual totaled $248,000 and included amounts related to future lease payments. No accrual remained at December 31, 2004.

Note 13 — Termination of Deposit Contract

In June 2001, we entered into an agreement with St. Paul RE (SPR) effective January 1, 2001. Key provisions of this agreement included ceding 50% of the subject net earned premium to SPR in exchange for various levels of paid claim reimbursement through several loss corridors as defined in the agreement. In December 2002, we negotiated the termination of this agreement with SPR. In connection with the termination, we received $28.8 million in cash in December 2002 representing a return of all deposits made under the agreement less claim reimbursements for claims paid through December 2002. In 2002, we recorded a gain on the termination totaling $1.0 million representing the difference between the deposit receivable balance and the amount received from SPR.

Note 14 — Quarterly Results of Operations (Unaudited)

Quarterly revenues are affected by: (i) premiums in force at the beginning of the quarter; (ii) new policies written in the quarter; (iii) final audit premiums recognized during the quarter; and (iv) our policy renewal rate in the quarter. Historically, a majority of new policies written and policy renewals have occurred in the first, second and fourth quarters.

The following tables present unaudited quarterly income for the eight quarters ended December 31, 2004:

2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
Premiums in force	$59,500	$62,400	$63,200	$62,700
Revenues:				
Gross premiums earned	$14,962	$15,376	$16,676	$16,356
Premiums ceded	(2,320)	(2,208)	(2,515)	(2,645)
Premiums earned	12,642	13,168	14,161	13,711
Investment income	882	968	970	1,017
Net realized investment gains	649	58	(2)	—
Service revenue	67	73	143	350
Total revenues	14,240	14,267	15,272	15,078
Expenses:				
Claim and claim settlement expenses	9,230	9,005	10,061	7,240
Policy acquisition costs	1,410	1,959	1,531	1,145
General and administrative expenses	2,192	1,932	2,226	2,854
Total expenses	12,832	12,896	13,818	11,239
Income from operations	$ 1,408	$ 1,371	$ 1,454	$ 3,839
Net income	$ 930	$ 943	$ 1,093	$ 6,975
Basic income per share	$ 0.18	$ 0.18	$ 0.21	$ 1.32
Diluted income per share	$ 0.17	$ 0.17	$ 0.20	$ 1.25

The following represent pre-tax adjustments recorded during 2004 that affected reported net income:

Net realized investment gains	$ 649	$ 58	$ (2)	$ —
Net changes in estimates for unpaid claim and claim settlement expenses on claims reported in prior periods	300	850	200	3,246
Pool reapportionment charge	—	(478)	—	—
Bonus expense	(100)	(150)	(200)	(845)
Change in recorded deferred income tax valuation allowance	—	—	—	4,040

2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
Premiums in force	$48,700	$50,300	$57,400	$58,100
Revenues:				
Gross premiums earned	$13,022	$12,566	$13,728	$15,115
Premiums ceded	(1,900)	(1,721)	(2,049)	(2,471)
Premiums earned	11,122	10,845	11,679	12,644
Investment income	1,242	1,167	1,067	998
Net realized investment gains	—	—	685	—
Service revenue	28	28	23	30
Total revenues	12,392	12,040	13,454	13,672
Expenses:				
Claim and claim settlement expenses	8,194	5,704	6,421	6,937
Policy acquisition costs	1,035	2,765	1,484	1,594
General and administrative expenses	2,286	2,656	2,542	3,305
Total expenses	11,515	11,125	10,447	11,836
Income from operations	$ 877	$ 915	$ 3,007	$ 1,836
Net income	$ 564	$ 639	$ 3,133	$ 2,663
Basic income per share	$ 0.11	$ 0.12	$ 0.61	$ 0.52
Diluted income per share	$ 0.11	$ 0.12	$ 0.59	$ 0.49

The following represent pre-tax adjustments recorded during 2003 that affected reported net income:

Net realized investment gains	$ —	$ —	$ 685	$ —
Net changes in estimates for unpaid claim and claim settlement expenses on claims reported in prior periods	300	2,400	2,000	2,000
Pool reapportionment charge	—	(1,451)	—	—
Bonus expense	—	(300)	(300)	(341)
Severance and moving costs	—	—	—	(217)
Commission reversal	—	—	—	(375)
Change in recorded deferred income tax valuation allowance	—	—	1,200	1,860

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None

Item 9A. ***Controls and Procedures***

a) Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer, Jeffrey B. Murphy, and Chief Financial Officer, Alfred L. LaTendresse, have reviewed the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based upon this review, these officers believe that the Company's disclosure controls and procedures are effective in ensuring that material information related to the Company is made known to them by others within the Company.

b) Changes in Internal Controls

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls during the year covered by this report or from the end of the reporting period to the date of this Annual Report on Form 10-K.

Item 9B. ***Other Information***

None

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

Information with respect to Directors is contained in the Section entitled "Election of Directors" in our 2005 Proxy Statement and is incorporated herein by reference.

Information with respect to Executive Officers is included in PART I of this Annual Report on Form 10-K.

Item 11. ***Executive Compensation***

Information required under this item is contained in the Section entitled "Executive Compensation and Other Information" in our 2005 Proxy Statement and is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

Information required under this item is contained in the Section entitled "Security Ownership of Principal Shareholders and Management" in our 2005 Proxy Statement and is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions***

Information required under this item is contained in the Section entitled "Certain Transactions" in our 2005 Proxy Statement and is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

Information required under this item is contained in the Section entitled "Principal Accountant Fees and Services" in our 2005 Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) Documents filed as Part of this Report

(1) *Financial Statements.* The following consolidated financial statements are set forth on pages 30 through 47, Item 8 of this Report.

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets — December 31, 2004 and 2003

Consolidated Statements of Income — Years Ended December 31, 2004, 2003 and 2002

Consolidated Statements of Shareholders' Equity — Years Ended December 31, 2004, 2003 and 2002

Consolidated Statements of Cash Flows — Years Ended December 31, 2004, 2003 and 2002

Notes to Consolidated Financial Statements — Years Ended December 31, 2004, 2003 and 2002

(2) *Financial Statement Schedules for the Three Years Ended December 31, 2004*

All other schedules are omitted because they are not applicable or the required information is presented in the Consolidated Financial Statements or the notes thereto.

(c) *Listing of Exhibits* (* indicates compensatory plan)

3.1	Amended Articles of Incorporation(9)
3.2	Amended Bylaws(1)
4.1	Form of Rights Agreement dated April 17, 1997 between RTW, Inc. and Norwest Bank Minnesota National Association(2)
10.1*	Employment agreement between RTW, Inc. and Jeffrey B. Murphy dated March 12, 2004(8)
10.2*	Amended RTW, Inc. 1995 Employee Stock Purchase Plan(10)
10.3*	Amended RTW, Inc. 1994 Stock Plan(4)
10.4	Contract between RTW and ACIC dated January 1, 1992(5)
10.5	Service Agreement between RTW and ACIC dated February 1, 1992(5)
10.6*	Description of the 2005 Profit Sharing Program
10.7	Reinsurance contract between ACIC and First Excess and Reinsurance Corporation (GE Reinsurance Corporation) effective July 1, 1998(3)
10.8	Endorsement No. 2 to the reinsurance contract between ACIC and General Reinsurance Corporation(3)
10.8.1	Description of the Reinsurance Agreement for 2002 between ACIC and General Reinsurance Corporation effective January 1, 2002(6)
10.8.2	Description of the Reinsurance Agreement for 2003 between ACIC and General Reinsurance Corporation effective January 1, 2003(7)

10.8.3	Description of the Reinsurance Agreement for 2004 between ACIC and General Reinsurance Corporation effective January 1, 2004(8)
10.8.4	Description of the Reinsurance Agreement for 2005 between ACIC and General Reinsurance Corporation effective January 1, 2005
10.9	Minnesota Workers' Compensation Reinsurance Association reinsurance agreement(7)
10.10	Election form for the 2005 Minnesota Workers' Compensation Reinsurance Association reinsurance agreement
10.11	Description of the Reinsurance Agreement for 2003 between ACIC and Everest Re/Platinum Re effective January 1, 2003(7)
10.12	Description of the Reinsurance Agreement for 2004 between ACIC and various reinsurers effective January 1, 2004(8)
10.13	Description of the Reinsurance Agreement for 2005 between ACIC and various reinsurers effective January 1, 2005
11	Statement re: Computation of Income Per Share
14	Code of Ethics(8)
21	Subsidiaries of the Registrant: The Company has one wholly-owned subsidiary, American Compensation Insurance Company, a Minnesota corporation
23	Consent of Independent Registered Public Accounting Firm
24	Power of Attorney, included in Signature page
31.1	Certification of President and Chief Executive Officer
31.2	Certification of Chief Financial Officer
32	Certification Pursuant to 18 U.S.C. § 1350, Adopted Pursuant to § 906 of the Sarbanes-Oxley Act of 2002

---

(1) Incorporated by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-89164).

(2) Incorporated by reference to the Company's Registration Statement on Form 8-A filed April 25, 1997 (File No. 0-25508).

(3) Incorporated by reference to the Company's 1998 Annual Report on Form 10-K.

(4) Incorporated by reference to the Company's Registration Statement on Form S-8 (Reg. No. 333-81408).

(5) Incorporated by reference to the Company's Registration Statement on Form SB-2 (Reg. No. 33-2002C).

(6) Incorporated by reference to the Company's 2001 Annual Report on Form 10-K/A.

(7) Incorporated by reference to the Company's 2002 Annual Report on Form 10-K.

(8) Incorporated by reference to the Company's 2003 Annual Report on Form 10-K.

(9) Incorporated by reference to the Company's Form 10-Q for the quarter ended March 31, 2004.

(10) Incorporated by reference to the Company's Registration Statement on Form S-8 (Reg. No. 333-114030) (March 30, 2004)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RTW, INC.

By /s/ JEFFREY B. MURPHY

Jeffrey B. Murphy
President, Chief Executive Officer and Director
(Principal Executive Officer)

Date: March 30, 2005

Signatures and Power of Attorney

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the Registrant, in the capacities, and on the dates, indicated. Each person whose signature appears below constitutes and appoints Jeffrey B. Murphy and Alfred L. LaTendresse as his true and lawful attorney-in-fact and agents, each acting alone, with full power of substitutions and re-substitution, for him and in his name, place, and stead, in any and all capacities, to sign any or all amendments to this Annual Report on Form 10-K and to file the same, with the exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission.

Signature	Title	Date
By: /s/ JOHN O. GOODWYNE John O. Goodwyne	Chairman of the Board	March 30, 2005
By: /s/ JEFFREY B. MURPHY Jeffrey B. Murphy	President, Chief Executive Officer and Director (Principal Executive Officer)	March 30, 2005
By: /s/ ALFRED L. LATENDRESSE Alfred L. LaTendresse	Executive Vice President, Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	March 30, 2005
By: /s/ DAVID C. PROSSER David C. Prosser	Chairman Emeritus of the Board	March 30, 2005
By: /s/ GREGORY D. KOSCHINSKA Gregory D. Koschinska	Director	March 30, 2005
By: /s/ WILLIAM J. DETERS William J. Deters	Director	March 30, 2005
By: /s/ JOHN W. PROSSER John W. Prosser	Director	March 30, 2005
By: /s/ VINA L. MARQUART Vina L. Marquart	Director	March 30, 2005

RTW, Inc.

8500 Normandale Lake Boulevard, Suite 1400
Bloomington, Minnesota 55437
(952) 893-0403

NOTICE OF AND PROXY STATEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS

JUNE 15, 2005

NOTICE

To the Holders of Common Stock of RTW, Inc.:

The Annual Meeting of Shareholders of RTW, Inc. (the "Company") will be held at the 8000 Building of Normandale Lake Office Park, skyway classroom, 8331 Norman Center Drive, Bloomington, MN 55437, on Wednesday, June 15, 2005 at 2:00 p.m. Minneapolis time, for the following purposes:

1. To elect two (2) directors to serve until the 2008 Annual Meeting of Shareholders;
2. To ratify the appointment of Ernst & Young, LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2005;
3. To amend the RTW, Inc. 1995 Employee Stock Purchase Plan to increase by 50,000 the number of shares authorized under the plan;
4. To approve the RTW, Inc. 2005 Stock Plan; and
5. To consider and act on such other business as may properly come before the meeting.

The Company's Board of Directors has fixed the close of business on April 22, 2005 as the record date for the determination of shareholders entitled to receive notice of, and to vote at, the meeting and any adjournment or postponements thereof.

By Order of the Board of Directors

Alfred L. LaTendresse, *Secretary*

April 29, 2005

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ENSURE REPRESENTATION OF YOUR SHARES.

RTW, Inc.

PROXY STATEMENT

TABLE OF CONTENTS

RTW, Inc.

8500 Normandale Lake Boulevard, Suite 1400
Bloomington, Minnesota 55437
(952) 893-0403

PROXY STATEMENT

GENERAL INFORMATION

Annual Meeting of Shareholders

This Proxy Statement is furnished to shareholders of RTW, Inc., a Minnesota corporation ("RTW" or the "Company"), in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual Meeting of Shareholders to be held on Wednesday, June 15, 2005 at 2:00 p.m. Minneapolis time at the 8000 Building of Normandale Lake Office Park, skyway classroom, 8331 Norman Center Drive, Bloomington, MN 55437, and at any adjournments or postponements thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of Proxy were first mailed to shareholders of the Company on or about May 9, 2005.

Solicitation and Revocation of Proxies

The costs and expenses of solicitation of proxies will be paid by the Company. In addition to the use of the mail, proxies may be solicited by directors, officers and regular employees of the Company personally or by telephone, but these persons will not be specifically compensated for such services.

Proxies in the form enclosed are solicited on behalf of the Board of Directors. Any shareholder giving a proxy in this form may revoke it before it is exercised either by submitting a new proxy bearing a date later than any prior proxy or by attending the meeting in person and completing a ballot at the meeting. All shares represented by timely, valid and unrevoked proxies will be voted at the annual meeting in accordance with the specifications indicated thereon. If no specification is indicated on a proxy, the proxy will be voted as recommended by the Board of Directors as described in this Proxy Statement.

Even if you have given your proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain from the record holder and bring to the meeting a proxy issued in your name.

Voting Securities and Rights

Only shareholders of record at the close of business on April 22, 2005 are entitled to vote at the Annual Meeting. On that date there were outstanding 5,389,065 shares of the Company's common stock, no par value. Each holder of common stock is entitled to one vote for each share held with respect to the matters mentioned in the foregoing Notice of Annual Meeting of Shareholders and any other matters that may properly come before the meeting. A quorum, consisting of a majority of common stock entitled to vote at the Annual Meeting, must be present in person or by proxy before action may be taken at the Annual Meeting.

Under Proposal 1, each director nominee will be elected if approved by the affirmative vote of the holders of a plurality of the voting power of the shares present, in person or by proxy, and entitled to vote on that item of business. Proposals 2, 3 4 and 5, presented to the Company's shareholders at this Annual Meeting must be approved by the affirmative vote of the holders of a greater of (a) a majority of the Company's common stock present at the Annual Meeting, either in person or by proxy, and entitled to vote on that proposal or (b) the majority of the minimum number of shares of common stock of the Company that would constitute a quorum for transacting business at the Annual Meeting of Shareholders.

Abstentions will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum and in tabulating votes cast on proposals presented to shareholders, but as un-voted for purposes of determining the approval of the matter. Consequently, an abstention will have the same effect as a negative vote. If you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a broker non-vote). Shares held by brokers who do not have discretionary authority to vote on a particular matter and who have not received voting instructions from their customers are not counted or deemed to be present or represented for the purpose of determining whether shareholders have approved that matter, but they are counted as present for the purpose of determining a quorum at the Annual Meeting.

CORPORATE GOVERNANCE AND BOARD MATTERS

General

Our Board of Directors is committed to sound and effective corporate governance practices. We regularly review our governance policies and practices, as well as the provisions of the Sarbanes-Oxley Act of 2002, the new and proposed rules of the Securities and Exchange Commission ("SEC") and the new listing standards of The Nasdaq Stock Market ("Nasdaq"), and are taking steps to ensure compliance with the rules and regulations applicable to the Company. We intend to make our governance policies and procedures, as well as our current committee charters, available to the public on our website at *www.rtwi.com*. These documents may also be obtained by written request sent to our Investor Relations Department at:

RTW, Inc.
Investor Relations Department
8500 Normandale Lake Boulevard, Suite 1400
Bloomington, Minnesota 55437
ir@rtwi.com

The Board, Board Committees and Meetings

Meeting Attendance. Our Board of Directors meets regularly during the year to review matters affecting our Company and to act on matters requiring Board approval. Each of our directors is expected to make a reasonable effort to attend all meetings of the Board, applicable committee meetings and our Annual Meeting of Shareholders. During 2004, the Board of Directors met eleven times. Each of the directors attended at least 90% of the meetings of the Board and 85% of meetings of committees on which he or she served. All of our directors then serving and all nominees for directors to the Board attended our 2004 Annual Meeting of Shareholders.

Committees of the Board of Directors. The Board of Directors has established an Audit Committee, a Compensation Committee and a Governance/Nominating Committee. The composition and function of each Committee is set forth below:

Director	Audit	Compensation	Governance/ Nominating
John O. Goodwyne	X	Chairman	Chairman
David C. Prosser			
Gregory D. Koschinska	Chairman	X	X
William J. Deters	X	X	X
Jeffrey B. Murphy			
Vina L. Marquart			X
John W. Prosser			

Audit Committee. The Audit Committee oversees the Company's internal control structure and financial reporting activities, reviews the scope of the annual audit, reviews any non-audit services performed by auditors to determine and maintain auditor independence, selects the Company's independent auditors, reviews the Company's audited financial statements prior to release to the public and conducts discussions with the Company's independent auditors each quarter in connection with their quarterly review. Ernst & Young, LLP, the Company's independent public accountants, report directly to the Audit Committee. Each of the members of the Audit Committee is independent as defined by Nasdaq listing standards and the Board of Directors has determined that Gregory D. Koschinska qualifies as an audit committee financial expert. The Audit Committee met seven times during 2004. The Audit Committee operates under a written charter first adopted and approved by the Board of Directors on June 7, 2000 and most recently amended on March 10, 2004. A copy of the current charter is available to the public on our website at *www.rtwi.com* or by written request sent to our Investor Relations Department. The report of the Audit Committee begins on page 6.

Compensation Committee. Among other duties, the Compensation Committee reviews compensation of the Company's officers for fairness and competitiveness, determines the necessity for, and content of, any officer employment contracts, advises and recommends incentives in the form of corporate bonus plans and determines bonuses and grants of stock options for the Company's officers, and reviews the performance of the Company's Chief Executive Officer. The Compensation Committee also has the authority to make awards under, and adopt and alter administrative rules and practices governing, the Company's qualified or unqualified benefits plans, including the Company's stock option plans. John W. Prosser, a non-independent Board member, served as a member of the Compensation Committee from July 2004 until March 2005. He has resigned from the committee. Each of the remaining members is independent under Nasdaq listing standards. The Compensation Committee met eight times during 2004. The Compensation Committee operates under a charter approved by the Board. A copy of the current charter is available to the public on our website at *www.rtwi.com* or by written request sent to our Investor Relations Department. The report of the Compensation Committee begins on page 19.

Governance/Nominating Committee. The Governance/Nominating Committee has been formed to approve the nomination of individuals to serve as directors of the Company and recommend to the Board individuals to serve as members of the Board committees; to advise the Board with respect to Board composition, procedures and committees; to advise the Board with respect to the corporate governance guidelines and corporate governance matters applicable to the Company; and to oversee the evaluation of the Board. Each of its members is independent under Nasdaq listing standards. The Governance/Nominating Committee operates under a written charter first adopted and approved by the Board on April 27, 2005. A copy of the current charter is available to the public on our website at *www.rtwi.com* or by written request sent to our Investor Relations Department.

Director Independence

The Board of Directors has reviewed director independence guidelines in a manner consistent with the definitions of "independence" set forth in Section 301 of the Sarbanes-Oxley Act of 2002, Rule 10A-3 under the Securities Exchange Act of 1934 and Nasdaq listing standards. In accordance with these guidelines, the Board of Directors has reviewed and considered facts and circumstances relevant to the independence of each of its directors and director nominees and has determined that David C. Prosser, John W. Prosser, and Jeffrey B. Murphy, the Company's President and Chief Executive Officer, do not qualify as "independent" directors. Each of John O. Goodwyne, Gregory D. Koschinska, William J. Deters and Vina L. Marquart qualifies as "independent" under Nasdaq listing standards. Specifically, the Board has determined that:

- Other than Mr. Murphy, no director is an officer or employee of the Company or its subsidiaries or affiliates;
- No director has an immediate family member who is an officer of the Company or its subsidiaries or has any current or past material relationship with the Company;
- No non-employee director has worked for, consulted with, been retained by, or received anything of substantial value from the Company aside from his or her compensation as a director, except for David C. Prosser whose contract with the Company expired on March 31, 2004, John W. Prosser who was

employed by the Company from October 2003 to December 2003 and Vina L. Marquart, whose employment terminated with the Company on March 31, 2002;

- No director is, or was, within the past three years, employed by the independent auditors of the Company;
- No executive officer of the Company serves on the compensation committee or the board of directors of any corporation that employs a director, nominee for director or a member of the immediate family of any director or nominee for director; and
- No director is an executive officer of any entity which the Company's annual sales to or purchases from exceeded five percent of the Company's consolidated gross revenues for the last fiscal year.

Director Nominations

During 2004, the Board of Directors had not yet established a committee to oversee the identification, recruitment and selection of nominees for election as directors and this function of the Board was performed by the independent Board members. These independent Board members considered candidates for Board membership suggested by other Board members, as well as management and shareholders. Shareholders who wish to recommend a prospective nominee should follow the procedures set forth in of the Company's Bylaws as described in the section of this Proxy Statement entitled "Shareholder Proposals for Nominees."

Board Nominees for the 2005 Annual Meeting. The nominees for this 2005 Annual Meeting of Shareholders were selected by the independent members of the Board. All nominees were elected by shareholders at the Company's 2002 Annual Meeting. The Company has not engaged a third-party search firm to assist it in identifying potential director candidates, but the Governance/Nominating Committee may choose to do so in the future.

The independent members of our Board of Directors were responsible for considering and selecting the nominees for election as directors at our Annual Meeting of Shareholders. The Board believes a nominee at a minimum should possess the highest level of professional and personal ethics and values, be free of any material conflict of interest with respect to board service, have broad experience at the policy-making level, have the ability to provide insight and practical wisdom based on experience and expertise, be able to understand and relate to the culture of the Company, have sufficient time to properly discharge the duties associated with serving as a director, and have experience and knowledge that will enhance or maintain a diversity of business background among board members. Persons recommended by shareholders will be considered as nominees for directors in the same manner as other nominees.

In addition, the Board believes that certain specific qualities or skills are necessary for one or more of the Company's directors to possess. These include, among others, experience with publicly held companies, an understanding and background in corporate management, experience in delegation of duties, accounting experience, financial experience, legal experience, marketing experience, understanding of the insurance industry in general and the workers' compensation and disability sectors in particular, and background and experience necessary to qualify as an "audit committee financial expert" as defined by the Securities and Exchange Commission for purposes of the Sarbanes-Oxley Act of 2002.

Director Nominations by Shareholders

The Company's Bylaws provide that a notice of proposed shareholder nominations for the election of directors must be timely given in writing to the Secretary of the Company prior to the meeting at which directors are to be elected. The notice to the Company from a shareholder who intends to nominate a person at the meeting for election as a director must contain certain information about such shareholder and the person(s) nominated by such shareholder, including, among other things, the name and address of record of such shareholder, a representation that the shareholder is entitled to vote at such meeting and intends to appear in person or by proxy at the meeting, the name, age, business and residence addresses and principal occupation of each nominee, such other information as would be required to be included in a proxy statement soliciting proxies for the election of the proposed nominee(s), and the consent of each nominee to serve as a director if so elected. The Company may also require any proposed nominee to furnish other information reasonably required by the Company to determine the proposed nominee's eligibility to serve as director. If the presiding officer of a meeting of shareholders determines that a person was not nominated in accordance with the foregoing procedure, such person will not be eligible for election as a director. To be timely, the notice must be given by such shareholder to the Secretary of the Company not less than 60 days nor more than 90 days prior to a meeting date corresponding to the previous year's Annual Meeting of Shareholders, or if the date of the Annual meeting will be different, the other dates specified by the Company. To be timely, shareholder nominations for the 2006 Annual Meeting of Shareholders by must be given to the Secretary of the Company between March 17, 2006 and April 16, 2006. The Company has not received a shareholder nominee for election as a director in the past ten years.

Remuneration of Members of the Board of Directors

During 2004, members of the Board of Directors received an annual retainer of $6,000, $1,000 for each regular Board meeting attended and $400 for each Committee meeting attended. The Chairman of the Board of Directors received an annual retainer of $40,000. On March 8, 2005 and March 9, 2005 the Company's Compensation Committee and Board of Directors increased the compensation payable to its non-employee directors. Retroactive to January 1, 2005, payable in equal quarterly installments, the Company will pay: (i) each non-employee director an annual fee of $25,000; (ii) the Chairman of the Board an annual fee of $65,000; (iii) the Chairman of the Audit Committee an annual fee of $45,000; and (iv) non-employee Board members who require an extra day of travel to attend meetings an annual fee of $35,000. The Company will pay the Chairman Emeritus an annual fee of $100,000.

Under the terms of the current director compensation plan, each non-employee director, other than the Chairman Emeritus, is granted an option to purchase 2,500 shares of common stock upon initial election to the Board of Directors. If the non-employee director, other than the Chairman Emeritus, continues to serve as a member of the Board of Directors, the non-employee director is granted an option to purchase an additional 2,500 shares of common stock immediately following the Annual Meeting of Shareholders. The exercise price of options granted is 100% of the fair market value of the common stock on the date of grant. Each option has a term of ten years and vests and becomes exercisable in three equal installments, with one-third of the shares underlying the option vesting as of the first, second and third annual anniversaries of the grant, if the non-employee director remains on or is re-elected to the Board. Options granted to non-employee directors may become fully vested under certain circumstances constituting a change in control of the Company.

In 2004, the Company granted stock options to the following non-employee directors:

Name	Date of Grant	Number of Shares of Common Stock Underlying Options	Exercise Price ($/Share)
John O. Goodwyne	06/16/2004	2,500	$6.50
Gregory D. Koschinska	06/16/2004	2,500	$6.50
William J. Deters	06/16/2004	2,500	$6.50
Vina L. Marquart	06/16/2004	2,500	$6.50
John W. Prosser	06/16/2004	2,500	$6.50

Code of Ethics and Business Conduct

We have adopted a Code of Ethics and Business Conduct ("Code") applicable to all of the Company's directors, officers (including its Chief Executive Officer and Chief Financial Officer), employees and consultants that establishes guidelines for professional and ethical conduct in the workplace. The Code also contains a special set of guidelines that are intended to promote the ethical handling of conflicts of interest, full and fair disclosure in periodic reports filed by the Company and compliance with laws, rules and regulations concerning such periodic reporting. A copy of the Code is available on our website (www.rtwi.com).

Report of the Audit Committee

The Audit Committee charter, a copy of which is available on the Company's website *(www.rtwi.com)*, sets forth the Committee's purposes and responsibilities. The three members of the Committee are named below. Each member is independent, as independence for audit committee members is defined by Nasdaq rules. The Board has determined, in its business judgment that each member of the Committee is financially literate as required by Nasdaq rules and that Gregory D. Koschinska qualifies as an "audit committee financial expert" as defined by SEC regulations.

The Audit Committee met seven times during 2004. The Company's independent registered public accounting firm, Ernst & Young, LLP was present at five of the meetings. At the end of each quarter, the Chairman of the Audit Committee discussed with Ernst & Young, LLP its findings and procedures relative to the quarterly reviews performed by Ernst & Young, LLP. The Audit Committee and Ernst & Young, LLP, had one executive session to discuss full year results and two executive sessions to discuss quarterly results. These meetings and discussions were designed to facilitate and encourage communication between the Audit Committee and Ernst & Young, LLP.

In this context, the Audit Committee has reviewed the audited financial statements, discussed them with management and with Ernst & Young, LLP. The Audit Committee further discussed the matters required by Statement on Auditing Standards (SAS) No. 61, as amended by SAS 89 and SAS 90 (Audit Committee Communications) with Ernst & Young, LLP. In addition, the Audit Committee received the written disclosures required by Independence Standards Board No. 1 (independence discussions with Audit Committees) and discussed its independence from the Company and its management with Ernst & Young, LLP.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2004, for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee of the Company's Board of Directors:

GREGORY D. KOSCHINSKA, CHAIRMAN   JOHN O. GOODWYNE   WILLIAM J. DETERS

PROPOSAL ONE — ELECTION OF DIRECTORS

The Company's Articles and Bylaws provide the Company will be managed by or under the direction of a Board of Directors of not less than three or more than twelve directors, with the actual number of directors determined by the Board. The Board currently has seven directors. Directors are elected at the Annual Meeting of Shareholders, except that vacancies on the Board of Directors between Annual Meetings and newly created directorships can be filled by vote of a majority of the directors then in office. Under the Company's Articles, directors are divided into three classes, with the term of one class expiring each year. As the term of each class expires, the successors to the directors in that class are elected for a term of three years.

Two directors will be elected at the Annual Meeting to serve until the 2008 Annual Meeting of Shareholders. These directors will remain in office through their stated terms or until their successors are elected or they resign. The Board of Directors has nominated for election the persons named below, each of whom is currently a director of the Company and was elected as a director at a prior Annual Meeting of Shareholders. The two individuals named below have consented to being named as a nominee and have consented to serve, if elected. It is the intention of the individuals named as proxies to vote "FOR" each nominee (unless otherwise directed). Information about the nominees and directors filling unexpired terms and not standing for re-election is set forth below. Unless otherwise indicated, each nominee and each continuing director has been engaged in his or her present occupation as set forth below, or has been an officer with the organization indicated, for more than five years. The Board of Directors has no reason to believe that any of the nominees will be unable to serve as a director. If any nominee should be unable to serve as a director, it is the intention of the individuals named as proxies to vote for the election of such person or persons as the Board of Directors may, in its discretion, recommend. Information regarding the persons nominated for election follows.

Nominees Proposed for Election to Serve Terms Expiring in 2008:

William J. Deters, age 68, became a director of the Company in May 2002. Mr. Deters is currently a director/advisor to entrepreneurial companies and an executive coach. Mr. Deters founded Apartment Search Inc., a private company in the apartment locating, advertising and marketing business, and served as its President and Chief Executive Officer from March 1986 through its sale to Times Mirror in December 1994. Mr. Deters also served as Vice Chairman to Apartment Search Inc. in its transition to Times Mirror from December 1994 to December 1997. Prior to that time, Mr. Deters also founded or co-founded and served in executive capacities for several companies including North Atlantic Technologies, Inc., a manufacturer of heat recovery equipment, and Great Places, Inc., a real estate development company.

John W. Prosser, age 42, became a director of the Company in May 2002. Mr. Prosser was employed by the Company from October 2003 to December 2003 as a Vice President. Mr. Prosser has been the owner and President of Automotive Concepts, Inc., an automobile and van aftermarket customization, conversion and restoration service, since 1988. Mr. Prosser also serves on the board of Relate Counseling, a not-for-profit organization. John W. Prosser is the son of David C. Prosser.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS SHAREHOLDERS VOTE "FOR" EACH OF THE DIRECTOR NOMINEES LISTED ABOVE

Directors Serving Unexpired Terms:

Jeffrey B. Murphy, age 43, was elected President and Chief Executive Officer in December 2003. He served as the Company's Chief Financial Officer, Treasurer and Secretary from February 2000 until December 2003 and as Controller of the Company from October 1994 through January 2000. Mr. Murphy was Corporate Controller and held other management positions for Midcontinent Media, Inc., an owner and manager of radio and television stations, from 1989 to 1994. Prior to that time, Mr. Murphy served in various financial audit positions with Grant Thornton LLP, a regional Public Accounting and consulting firm, from 1983 to 1989. The Board elected Mr. Murphy as a director of the Company in March 2004. The shareholders elected Mr. Murphy to a three-year term at the 2004 Annual Meeting. Mr. Murphy's term as a director expires in 2007.

Gregory D. Koschinska, age 59, became a director of the Company in December 2001. He is the principal of Stoney Cove Enterprises, LLC, a financial consulting firm. Mr. Koschinska is a retired Partner from Larson, Allen, Weishair & Co. a regional Public Accounting and consulting firm, where he worked from 1974 until retiring in 2002. Mr. Koschinska serves on the Board of Directors of one entrepreneurial company and on the advisory board for two others. Mr. Koschinska is a member of the American Institute of Certified Public Accountants and the Minnesota Society of Certified Public Accountants. Mr. Koschinska's term as a director expires in 2007.

Vina L. Marquart, age 53, became a director of the Company in May 2002. Ms. Marquart is currently employed as a public health nurse for Carver County, Minnesota. Ms. Marquart worked for the Company from 1983 through March 2002. Ms. Marquart served as the Company's Vice President of Human Resources from February 2000 until March 2002. Prior to that time, she held various management positions within the Company including Operations Manager, General Manager of the Minnesota office and National Director of Case and Claim Management. Ms. Marquart is a Registered Nurse. Ms. Marquart's term as a director expires in 2007.

John O. Goodwyne, age 66, Chairman of the Board, became a director of the Company in December 2001. Mr. Goodwyne has been the owner and President of J N Johnson Sales & Services Inc., a Minneapolis contractor for fire protection systems and distributor of fire extinguishers since 1974 and the owner and

President of Low Voltage Contractors Inc., a Minneapolis contractor for installation and service of fire alarm, security and nurse call systems, since 1982. Mr. Goodwyne's term as a director expires in 2006.

David C. Prosser, age 80, Chairman Emeritus of the Board, became a director of the Company in 1983. Mr. Prosser previously served as Chairman of the Board of Directors from December 2001 through December 2003 and from 1983 until March 2000. Mr. Prosser served as President and Chief Executive Officer of the Company from its formation in 1983 until January 1998. Mr. Prosser was owner and President of Vocational Personnel Services, Inc., which merged into the Company in 1986. Mr. Prosser's term as a director expires in 2006.

PROPOSAL TWO — APPOINTMENT OF INDEPENDENT AUDITORS

At the Annual Meeting, a resolution will be presented to ratify the appointment by the Company's Board of Directors of Ernst & Young, LLP, as independent registered public accountants, to audit the financial statements of the Company for the fiscal year ending December 31, 2005 and to perform other accounting services as determined by the Company's Audit Committee. Ernst & Young, LLP has audited the financial statements of the Company as of and for the years ended December 31, 2001 through 2004.

Ernst & Young, LLP has advised the Company that it has no direct financial interest or material indirect financial interest in the Company. Representatives of Ernst & Young, LLP are expected to be present at the Annual Meeting. They will have the opportunity to make a statement, if they so desire, and will be available to respond to questions of the shareholders.

Principal Accountant Fees and Services

In connection with the fiscal years ended December 31, 2004 and 2003, Ernst & Young, LLP provided various audit and non-audit services to the Company and billed the Company for these services as follows:

- ***Audit Fees.*** Fees for audit services totaled $215,000 and $190,000 in 2004 and 2003, respectively, including fees for the annual audit, reviews of the Company's Quarterly Reports on Form 10-Q, meetings with the audit committee and reviews of registration statements filed by the Company.
- ***Audit Related Fees.*** There were no audit related fees provided by Ernst & Young, LLP, not included above, in either 2004 or 2003.
- ***Tax Fees.*** Fees for tax services, including preparation of the corporate income tax returns and related filings and other tax compliance assistance, totaled $43,500 and $23,935 in 2004 and 2003, respectively.
- ***All Other Fees.*** There were no other services provided by Ernst & Young, LLP, not included above, in either 2004 or 2003.

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent registered public accountant on a case-by-case basis, except that the Audit Committee may delegate the authority to pre-approve any engagement or service of less than $10,000 to one of its members, provided the member report such pre-approval at the next full Audit committee meeting. The Audit Committee, under its pre-approval process, has approved all of the services provided by the independent auditor during 2004 and 2003, including services related to the audit and tax fees. The Audit Committee has considered whether the provision of the *Audit-Related Fees, Tax Fees* and *All Other Fees* was compatible with maintaining the independence of Ernst & Young, LLP and determined that such services did not adversely affect the independence of Ernst & Young, LLP.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" THE PROPOSAL TO RATIFY THE APPOINTMENT OF ERNST & YOUNG, LLP

PROPOSAL THREE — APPROVAL OF AN AMENDMENT TO THE 1995 EMPLOYEE STOCK PURCHASE PLAN TO INCREASE THE SHARES AUTHORIZED UNDER THE PLAN

On January 11, 1995, the Board of Directors of the Company adopted the RTW, Inc. 1995 Employee Stock Purchase Plan. (The "1995 Purchase Plan"). RTW originally authorized the issuance of 37,500 shares under the 1995 Purchase Plan. RTW, with shareholder approval, increased the number of shares by 62,500 to 100,000 shares in 1998 and increased the number of shares by 50,000 to 150,000 in 2003. All share totals have been adjusted to reflect RTW's 1996 three-for-two-stock split and 2002 one-for-two reverse stock split. The 1995 Purchase Plan was amended in 2004, with shareholder approval, to allow the granting of stock options and issuing of shares within 10 years of any increase in the number of shares authorized under the 1995 Purchase Plan.

Amendment to the Purchase Plan

As of April 22, 2005, the Company has issued 137,192 shares under the Plan and has options outstanding to purchase approximately 20,705 additional shares in the current phase for which the Termination Date is April 15, 2006. The Board of Directors has approved an increase of 50,000 shares in the Plan and recommends shareholder approval of this amendment.

Summary of Plan

Eligible employees elect to participate in the 1995 Purchase Plan through payroll deductions limited to 10% of a participant's base pay for the term of the 1995 Purchase Plan. Any employee of the Company who has completed at least two weeks of service prior to the "Commencement Date" of a phase of the 1995 Purchase Plan is eligible to participate. As of each Commencement Date of a phase of the 1995 Purchase Plan, any eligible employee who elects to participate in the 1995 Purchase Plan is granted an option for as many full shares as he or she will be able to purchase through the payroll deduction procedure. The option rate for employees who participate is the lower of: (i) 85% of the fair market value of the shares on the Commencement Date of the phase; or (ii) 85% of the fair market value of the shares on the "Termination Date" of the phase, which is one year after the Commencement Date. Exercise of the option occurs automatically on the Termination Date of the Purchase Plan, unless a participant has given written notice prior to such date as to an election not to exercise.

The 1995 Purchase Plan is intended to qualify as an "Employee Stock Purchase Plan" within the meaning of Section 423 of the Internal Revenue Code of 1954. If the 1995 Purchase Plan so qualifies, employees exercising options would not have a taxable transaction on exercise.

The Company believes that the participation by employees in the 1995 Purchase Plan increases employee ownership in the Company and has provided an incentive to the Company's employees to align their interest with those of the Company's shareholders. Approximately 25 percent of eligible employees participated in the 1995 Purchase Plan year completed in April 2005.

Registration with SEC

The Company has filed a Registration Statement covering the offering of the shares under the 1995 Employee Stock Purchase Plan with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended. If Proposal Three is adopted, the Company intends to file a similar Registration

Statement covering the 50,000 additional shares available for issuance under the 1995 Employee Stock Purchase Plan.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" THE PROPOSAL TO AMEND THE 1995 EMPLOYEE STOCK PURCHASE PLAN

PROPOSAL FOUR — APPROVAL OF THE 2005 STOCK PLAN

Introduction — 1994 Stock Plan and 2005 Stock Plan

On June 29, 1994, the Company's Board of Directors adopted the RTW, Inc. 1994 Stock Plan (the "1994 Stock Plan"). The purpose of the 1994 Stock Plan is to attract and retain executives and other key employees, directors and consultants, as well as to reward such persons who contribute to the achievement of the Company's success, by giving them a proprietary interest in the Company. The 1994 Stock Plan authorizes the granting of stock options, stock appreciation rights ("SARs"), restricted stock and deferred stock awards.

The 1994 Stock Plan authorizes the issuance of a total of 1,000,000 shares of common stock pursuant to awards granted under the 1994 Stock Plan. At December 31, 2004, 198,811 shares had been issued under the Plan, there were total of 606,729 shares subject to outstanding options under the 1994 Stock Plan and 194,460 shares available for future grant. Under the 1994 Stock Plan, no incentive stock option may be granted after June 2004.

According, on April 27, 2005, the Board of Directors adopted the RTW, Inc. 2005 Stock Plan (the "2005 Stock Plan"), subject to shareholder approval, and authorized the issuance of 300,000 shares under the 2005 Stock Plan. The purpose of the 2005 Stock Plan is to provide a continuing, long-term incentive to selected eligible officers and key employees of the Company and of any subsidiary corporation of the Company, to provide a means of rewarding outstanding performance and to enable the Company to maintain a competitive position to attract and retain key personnel necessary for continued growth and profitability.

The Board of Directors has deemed it prudent to adopt the 2005 Stock Plan so that the Company has the flexibility to grant incentive stock options and to increase the total number of shares available for grants under awards under all Stock Plans. The Company intends to continue to grant non-qualified stock options under the 1994 Stock Plan and will continue to issue the annual non-employee director stock option grants under the 1994 Stock Plan until no more shares may be issued under the 1994 Stock Plan or until the Board terminates the 1994 Stock Plan.

Summary of the 2005 Stock Plan

Number of Shares. The maximum number of shares of common stock reserved and available under the 2005 Stock Plan for awards is 300,000 shares (subject to adjustment in the event of possible future stock splits or similar changes in the common stock). Shares of common stock covered by expired or terminated stock options may be used for subsequent awards under the 2005 Stock Plan.

Eligibility and Administration. Officers and regular full-time executive, administrative, professional, production and technical employees of the Company and its subsidiaries, directors and consultants are eligible to be granted stock options under the 2005 Plan. Approximately 30 officers and other key employees and six non-employee directors are currently eligible to participate in the 2005 Stock Plan. The 2005 Stock Plan will be administered by the Board of Directors or by a Committee appointed by the Board, consisting of at least two directors, each of whom is a "Non-Employee Director" as defined in the 2005 Stock Plan. The Committee has the power to determine when and to whom options will be granted, the term of each option, the number of shares covered by it and other terms and conditions of each option. The Committee also has the power to construe and interpret the 2005 Stock Plan, and establish and amend any rules and regulations it deems necessary or desirable for the proper administration of the 2005 Stock Plan.

Stock Options. The Committee may grant stock options that qualify as "incentive stock options" under the Internal Revenue Code or as "non-qualified stock options" in such form and upon such terms as the Committee may approve from time to time. Stock options granted under the 2005 Stock Plan may be exercised during their respective terms as determined by the Committee. There is an annual cap of 100,000 on the number of shares granted to an optionee. Further, there is a cap each calendar year of $100,000 per optionee on the aggregate fair market value of the common stock underlying an incentive stock option that is exercisable for the first time. The 2005 Stock Plan also provides that no person may, during any fiscal year of the Company, receive stock options grants, stock appreciation rights or restricted stock grants under the 2005 Stock Plan that, in the aggregate, exceeding 100,000 shares.

Term of Options. For employees who hold more than 10% of the voting power of the Company, the term of an incentive stock options may not be greater than five years. For employees who do not hold more than 10% of the voting power of the Company, the term of an incentive stock option may not be greater than ten years. The term for any non-qualified stock option may not be greater than a period of ten years and one day from the date of grant.

Exercise Price. The exercise price per share purchasable under an incentive stock option may not be less than 110% of fair market value of the Company's common stock on the date the option is granted if granted to an employee who holds more than ten percent (10%) of the Company's voting power. If granted to an employee who does not hold more than 10%, the exercise price may not be less than 100% of such fair market value. The exercise price per share purchasable under a non-qualified stock option may not be less than 100% of fair market value of the common stock of the Company on the date the option is granted.

Payment. The Company accepts payment for the exercise of each option in cash, or at the discretion of the Company, by delivery of common stock of the Company already owned by the optionee or by broker cashless exercise.

Restrictions. An option may only be exercised by the optionee to whom granted during his or her lifetime. Incentive Stock Options under the 2005 Stock Plan are not assignable or transferable, except by will or the laws of descent and distribution. The Committee may, in its discretion, allow exercise of an option by a person other than an optionee or allow transfer of a non-qualified stock options to a limited group of persons.

Restricted Stock. The Board of Directors (or the Committee) may issue shares of restricted stock to participants in the 2005 Stock Plan that are conditioned upon the achievement of specified performance goals or the passage of a period of time. The recipient of an award of restricted stock has no rights with respect to the stock unless and until the recipient has achieved those goals or the passage of time has occurred. As of the date of this Proxy, no restricted stock has been issued under the 1994 or 2005 Stock Plan.

Deferred Stock. Similar to restricted stock, deferred stock awards may be issued under the 2005 Stock Plan which are conditioned upon the attainment of specified performance goals. The provisions of deferred stock awards and restricted stock awards need not be the same with respect to each recipient. As of the date of this Proxy, no deferred stock has been issued under the 1994 or 2005 Stock Plan.

There is no express limitation on the duration of the 2005 Stock Plan, except for the requirement of the Internal Revenue Code of 1986, as amended, that all incentive stock options must be granted within ten years from the date the Plan is approved by the shareholders.

Federal Income Tax Consequences. The following description of federal income tax consequences is based on current statutes, regulations and interpretations. The description does not include state or local income tax consequences. In addition, the description is not intended to address specific tax consequences applicable to an individual participant who receives an award.

An optionee will not realize taxable compensation income upon the grant of an incentive stock option. In addition, an optionee generally will not realize taxable compensation income upon the exercise of an incentive stock option if he or she exercises it as an employee or within three months after termination of employment (or within one year after termination if the termination results from a permanent and total disability). The amount by which the fair market value of the shares purchased exceeds the aggregate option price at the time of exercise is treated as alternative minimum taxable income for purposes of the alternative minimum tax.

If stock acquired pursuant to an incentive stock option is not disposed of prior to the date two years from the option grant date or prior to one year from the option exercise date, any gain or loss realized upon the sale of such shares will be characterized as capital gain or loss. If the applicable holding periods are not satisfied, then any gain realized in connection with the disposition of such stock will generally be taxable as compensation income in the year in which the disposition occurred, to the extent of the difference between the fair market value of such stock on the date of exercise and the option exercise price. The Company is entitled to a tax deduction to the extent, and at the time, that the participant realizes compensation income. Capital gains treatment resulting from property held for more than 12 months will be taxed at the maximum rate of 20%. Individuals who hold stock for appropriate holding periods will be eligible for capital gain treatment.

The grant of restricted stock will not result in immediate income for the participant or a deduction for the Company for federal income tax purposes, assuming the shares are not transferable and subject to restrictions creating a "substantial risk of forfeiture," as intended by the Company. If the shares are transferable or there are no such restrictions or deferral periods, the participant will generally realize compensation income upon receipt of the award. Otherwise, any participant generally will realize taxable compensation income when any such restriction or deferral period lapses. The amount of the income will be the value of the common stock on that date, less any amount paid for the shares. Dividends paid on the common stock and received by the participant during the restricted period or deferral period would also be taxable compensation income to the participant. In any event, the Company will be entitled to a tax deduction to the extent, and at the time, that the participant realizes compensation income. A participant may elect, under Section 83(b) of the Internal Revenue Code, to be taxed on the value of the stock at the time of award. If this election is made, the fair market value of the stock at the time of the award is taxable to the participant as compensation income and the Company is entitled to a corresponding deduction. One will not realize taxable compensation income upon the grant of a non-qualified stock option, which includes options granted to non-employee directors. When an optionee exercises a non-qualified stock option, he or she will realize taxable compensation income at that time equal to the difference between the aggregate option price and the fair market value of the stock on the date of exercise.

Registration with the SEC. If Proposal Four is adopted, the Company intends to file a Registration Statement covering the 2005 Stock Plan with the Securities and Exchange Commission pursuant to the Securities Act of 1933.

Shareholder Vote. Shareholder approval of the 2005 Plan requires the affirmative vote of the holders of a majority of the shares of common stock represented at the meeting and entitled to vote.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" THE PROPOSAL TO APPROVE THE 2005 STOCK PLAN

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership Table

The following table sets forth certain information as of April 22, 2005 with respect to the Company's common stock beneficially owned by: (i) each director and director nominee; (ii) each person known to the Company to beneficially own more than five percent of the Company's common stock; (iii) each executive officer named in the Summary Compensation Table (the "Named Executive Officers"); and (iv) all executive officers and directors as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1) (2) (3)	Percentage of Outstanding Shares(2)
David C. Prosser 20645 Radisson Road Shorewood, MN 55331	713,138(4)	13.3%
First Wilshire Securities Management, Inc. 600 South Lake Street, Suite 100 Pasadena, CA 91106	507,795(5)	9.4%
SKIRITAI Capital LLC 601 Montgomery Street, Suite 1112 San Francisco, CA 94111	477,809(6)	8.9%
John W. Prosser 6358 Oxbow Bend Chanhassen, MN 55317	408,724(7)	7.6%
Dimensional Fund Advisors, Inc. 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401	325,010(8)	6.0%
Jeffrey B. Murphy	150,318	2.7%
Alfred L. LaTendresse	98,087(9)	1.8%
Vina L. Marquart	48,368	*
Keith D. Krueger	44,947	*
Patricia M. Sheveland	40,813	*
William J. Deters	39,440(10)	*
John O. Goodwyne	25,165	*
David M. Dietz	21,900	*
Gregory D. Koschinska	14,565	*
All executive officers and directors as a group (11 persons)	1,605,465	28.2%

* Indicates ownership of less than one percent.

(1) Unless noted, each person or group identified possesses sole voting and investment power with respect to such shares.

(2) Shares not outstanding but deemed beneficially owned by virtue of the right of a person to acquire them within 60 days of April 22, 2005 are treated as outstanding only when determining the amount and percent owned by such person.

(3) Includes the following number of shares which could be purchased under stock options exercisable within sixty (60) days of April 22, 2005: Mr. John Prosser, 4,165 shares; Mr. Murphy, 128,882 shares; Mr. LaTendresse, 62,000 shares; Ms. Marquart, 4,165 shares; Mr. Krueger, 38,050 shares; Ms. Sheveland, 36,500 shares; Mr. Deters, 4,165 shares; Mr. Goodwyne, 9,165 shares Mr. Dietz, 21,900 shares; Mr. Koschinska, 9,165 shares; and all executive officers and directors as a group,

318,157 shares. Also includes shares held in the Company's KSOP plan as follows: Mr. Murphy, 295 shares; Mr. Krueger, 30 shares and Ms. Sheveland, 2,737 shares.

(4) Includes 25,970 shares owned by the David C. and Margaret F. Prosser Foundation of which Mr. Prosser is President and for which he serves as trustee and 159,519 shares held jointly by Mr. Prosser with his wife. Also includes 8,839 shares held by the David C. Prosser 1995 Unitrust, 16,845 shares held by the David C. Prosser 1994 Unitrust, and 65,456 shares held by the David C. Prosser 1997 Unitrust. Mr. Prosser's daughter, Pamela Prosser Snyder, is the trustee of each of the above-mentioned Unitrusts.

(5) Based on a Schedule 13F dated December 31, 2004 filed with the Securities and Exchange Commission.

(6) Based on a Schedule 13D dated January 14, 2005 filed with the Securities and Exchange Commission.

(7) Includes: (i) 31,725 shares owned by Polly Jane Wolner Children's Trust; and (ii) 5,775 shares owned by Polly J. Wolner 1994 Irrevocable Trust for which John W. Prosser acts as trustee. John W. Prosser disclaims any beneficial ownership for shares held by these trusts.

(8) Based on a Schedule 13F dated December 31, 2004 filed with the Securities and Exchange Commission.

(9) Includes 11,500 shares owned by Mr. LaTendresse's wife and 2,625 shares held by a trust for Mr. LaTendresse's child, with respect to which Mr. LaTendresse disclaims beneficial ownership.

(10) Includes 15,200 shares owned by W.G Securities Limited partnership, 100% owned by Mr. Deters and his wife, 5,475 shares owned by Mr. Deters' wife, with respect to which Mr. Deters disclaims beneficial ownership and 14,600 shares owned by Deters Charitable Remainder Unit Trust, which Mr. Deters serves as the Trustee.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and changes in ownership of common stock and other equity securities of the Company on a Form 4 or a Form 5. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with all Section 16(a) forms they file. Under SEC rules, certain forms of indirect ownership and ownership of company stock by certain family members are covered by these reporting requirements. As a matter of practice, our administrative staff assists our executive officers and directors in preparing initial ownership reports and reporting ownership changes, and typically files these reports on their behalf. To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, all required Section 16(a) filings applicable to officers, directors and greater than ten percent shareholders in 2004 were timely filed except as follows: (1) the sale of common stock by Mr. LaTendresse's child on February 17, 2004 reported late on Form 4 on February 20, 2004; (2) the purchase of common stock by Mr. Goodwyne on February 18, 2004 reported late on Form 4 on March 2, 2004; (3) the exercise of a stock option by Mr. Krueger on March 3, 2004 reported late on Form 4 on March 15, 2004; (4) the sale of common stock by Mr. David C. Prosser on June 28, 2004 reported late on Form 4 on July 1, 2004; (5) the sale of common stock by Ms. Marquart on July 29, 2004 reported late on Form 4 on August 3, 2004; (6) the sale of common stock by Mr. John W. Prosser on August 5, 2004 reported late on Form 4 on August 10, 2004; (7) the exercise of a stock option and sale thereof by Mr. LaTendresse on August 18, 2004 reported late on Form 4 on August 23, 2004; (8) the sale of common stock by Mr. David C. Prosser on September 2, 2004 reported late on Form 4 on September 8, 2004; and (9) the acquisition of common stock by the Deters Charitable Remainder Trust on November 18, 2004 reported late on Form 4 on November 23, 2004.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Executive Officers of the Company

The Company has five executive officers, Jeffrey B. Murphy, Alfred L. LaTendresse, Keith D. Krueger, David M. Dietz and Patricia M. Sheveland. Information about Jeffrey B. Murphy, the Company's President and Chief Executive Officer, may be found under the heading "Directors serving unexpired terms."

Alfred L. LaTendresse, age 56, has been with the Company since December 2001 and also served with the Company from June 1990 to December 1998. He rejoined the Company in December 2001 as Executive Vice President and further assumed the roles of Chief Financial Officer, Treasurer and Secretary in December 2003. Mr. LaTendresse served as Chief Operations Officer and Chief Financial Officer for Headwater Systems, Inc., a radio frequency identification technology company, from June 1999 to December 2001. Mr. LaTendresse initially joined the Company as Chief Financial Officer in 1990 and later became Secretary and Treasurer. Mr. LaTendresse departed from the Company in December 1998. Mr. LaTendresse served as a Director of the Company from July 1993 until January 1995 and from December 2001 to March 2004. Mr. LaTendresse is a member of the American Institute of Certified Public Accountants and the Minnesota Society of Certified Public Accountants.

Patricia M. Sheveland, age 46, was appointed Vice President — Case and Claim Management in January 2002. Ms. Sheveland joined the Company in April 1990 and has held various management positions of increasing importance including General Manager of Operations in the Colorado regional office and Director of Operations for the Colorado, Michigan and Massachusetts regions. Prior to joining the Company, Ms. Sheveland worked as an Occupational Nurse for Kmart Corporation. Ms. Sheveland is a Registered Nurse.

Keith D. Krueger, age 47, joined the Company in September 1998 as the Director of Underwriting and Pricing for the Company's Minnesota regional office. He was promoted to Director of Underwriting Services for the Company's home office in October 1999 and served in this capacity until being promoted to Vice President — Underwriting and Sales in March 2002 (later renamed Vice President — Insured Products in December 2003). Prior to joining the Company, Mr. Krueger was a commercial lines underwriting manager for Citizens Security Mutual Insurance from June 1997 to August 1998. From March 1995 to May 1997, Mr. Krueger was Vice President — Underwriting and Marketing for American West Insurance. He is a member of the American Institute for Property and Liability Underwriters and holds the CPCU designation.

David M. Dietz, age 38, was named Vice President — Alternative Products in December 2003 (later renamed Vice President — Absentia in January 2005). He joined the Company in July 2002 as the Director of Self-Insured Services in the Company's home office. Mr. Dietz came to the Company with fourteen years of experience in the insurance industry. Prior to joining the Company, Mr. Dietz served as Senior Vice President, Marketing and Technical Sales for Paradigm, a subsidiary of Benfield Blanch, Inc. from September 2000 to July 2002. Mr. Dietz also served in various management roles for EBI Companies, Citizens Management, Inc., TIG Insurance and Sentry Insurance from 1989 to 2000.

Executive Compensation

The following table shows, for the fiscal years ending December 31, 2004, 2003 and 2002, cash and other compensation paid by the Company to Jeffrey B. Murphy, the Company's President and Chief Executive Officer, Alfred L. LaTendresse, the Executive Vice President, Chief Financial Officer, Treasurer and Secretary, Patricia M. Sheveland, Vice President — Case and Claims Management, Keith D. Krueger, Vice President — Insured Products, and David M. Dietz, Vice President — Absentia (the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Year	Salary	Bonus(1)	All Other Compensation(2)	Securities Underlying Options(#)
Jeffrey B. Murphy	2004	$250,000	$19,092	$6,149	115,000
President and Chief Executive Officer	2003	174,945	16,133	5,732	15,000
	2002	169,724	—	5,092	—
Alfred L. LaTendresse	2004	201,200	21,826	6,500	15,000
Executive Vice President,	2003	201,200	19,010	6,000	15,000
Chief Financial Officer, Treasurer and Secretary	2002	201,200	30,000	5,500	
Patricia A. Sheveland	2004	152,650	15,889	3,487	15,000
Vice President — Case and Claim	2003	145,600	13,816	2,184	14,900
Management	2002	145,350	—	—	7,500
Keith D. Krueger	2004	151,250	15,278	4,995	15,000
Vice President — Insured Products	2003	140,000	12,554	4,577	8,300
	2002	132,073	—	3,962	7,500
David M. Dietz	2004	152,300	15,622	5,037	9,500
Vice President — Absentia	2003	143,150	6,150	3,758	2,400
	2002	64,697	—	1,750	7,500

(1) Bonuses for 2004 include $19,092, $21,826, $15,889, $15,278 and $15,622 paid to Mr. Murphy, Mr. LaTendresse, Ms. Sheveland, Mr. Krueger and Mr. Dietz, respectively, under the Company's 2003 Annual Profit Sharing Plan.

Bonuses for 2003 include $16,133, $19,010, $13,816, $12,554 and $6,150 paid to Mr. Murphy, Mr. LaTendresse, Ms. Sheveland, Mr. Krueger and Mr. Dietz, respectively, under the Company's 2002 Annual Profit Sharing Plan.

Bonuses for 2002 include (i) $30,000 in a "start bonus" paid to Mr. LaTendresse.

(2) All other compensation for 2004 includes matching 401(k) contributions of $6,149, $6,500, $3,487, $4,995 and $5,037 for Mr. Murphy, Mr. LaTendresse, Ms. Sheveland, Mr. Krueger and Mr. Dietz, respectively.

All other compensation for 2003 includes matching 401(k) contributions of $5,732, $6,000, $2,184, $4,577 and $3,758 for Mr. Murphy, Mr. LaTendresse, Ms. Sheveland, Mr. Krueger and Mr. Dietz, respectively.

All other compensation for 2002 includes matching 401(k) contributions of $5,092, $5,550, 3,962 and $1,750 for Mr. Murphy, Mr. LaTendresse, Mr. Krueger and Mr. Dietz, respectively.

Option Grants During Fiscal Year

The following table contains information concerning grants of stock options to the Named Executive Officers during fiscal year ended December 31, 2004:

Name	Options Granted	% of Total Options Granted to Employees in 2004	Exercise Price Per Share ($/Share)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)	
					5%	10%
Jeffrey B. Murphy	15,000	5.4%	$6.18	2/11/14	$ 58,299	$147,740
Jeffrey B. Murphy	100,000	36.1%	6.00	3/12/14	377,337	956,245
Alfred L. LaTendresse	15,000	5.4%	6.18	2/11/14	58,299	147,740
Patricia M. Sheveland	15,000	5.4%	6.18	2/11/14	58,299	147,740
Keith D. Krueger	15,000	5.4%	6.18	2/11/14	58,299	147,740
David M. Dietz	9,500	3.4%	6.18	2/11/14	36,922	93,569

(1) Potential realized values shown above represent the potential gains based upon annual compound price appreciation of 5% and 10% from the date of grant through the full option term. The actual value realized, if any, on stock option exercises will be dependent on overall market conditions and the future performance of the Company and its common stock. There is no assurance that the actual value realized will approximate the amounts reflected in this table.

Aggregated Option Exercises in 2004 and Option Values as of December 31, 2004

The following table indicates the exercise of stock options during the fiscal year ended December 31, 2004 and the value of stock options by Named Executive Officers.

Name	Shares Acquired on Exercise(#)	Value Realized($)	Underlying Unexercised Options at Fiscal Year-End Exercisable/Unexercisable(#)	Value of Unexercised In-The-Money Option at Fiscal Year-End($) Exercisable/Unexercisable(1)
Jeffrey B. Murphy	—	—	116,457/67,500	$401,300/$222,750
Alfred L. LaTendresse	36,000	$197,964	60,500/27,500	$412,570/$170,350
Patricia M. Sheveland	—	—	42,314/10,000	$170,617/$40,350
Keith D. Krueger	4,500	17,100	23,050/10,000	$116,329/$40,350
David M. Dietz			12,150/7.250	$67,627/$32,715

(1) Value of unexercised options was calculated by determining the difference between the fair market value of the shares underlying the options at December 31, 2004 and the exercise price of the options. Fair market value was determined based on a per share price of $9.32, which was the closing price for the Company's common stock on December 31, 2004, the last trading day in the Company's fiscal year.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information regarding our equity compensation plans in effect as of December 31, 2004. Our 1994 Stock Plan is the only equity compensation plan and is an "employee benefit plan" as defined by Rule 405 of Regulation C of the Securities Act of 1933.

Equity Compensation Plans Approved by Shareholders(1):	Number of Shares of Common Stock to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares of Common Stock Remaining Available for Future Issuance Under Equity Compensation Plans(2)
1994 Stock Option Plan	606,729	$5.60	194,460

(1) There are no equity compensation plans not approved by shareholders.

(2) Excludes shares listed in the first column.

Comparative Stock Performance

The Securities and Exchange Commission requires that the Company include in this Proxy Statement a line graph presentation comparing cumulative, five-year shareholder returns on an indexed basis with a broad market index and either a nationally-recognized industry standard or an index of peer companies selected by the Company. The Company has chosen to use the Nasdaq Stock Market (U.S. Companies) Index as its broad market index and the Nasdaq Insurance Stock Index as its peer group index. The table below compares the cumulative total return as of the end of each of the Company's last five fiscal years on $100 invested as of December 31, 1999 in the common stock of the Company, the Nasdaq Stock Market Index and the Nasdaq Insurance Stock Index, assuming the reinvestment of all dividends:

Comparison of Five-Year Cumulative Total Return


$250
$200
$150
$100
$50
$0
12/31/99
12/31/00
12/29/01
12/31/02
12/31/03
12/31/04
RTW, Inc
Nasdaq Stock Market (U.S.)
Nasdaq Insurance Stocks

	12/31/99	12/31/00	12/29/01	12/31/02	12/31/03	12/31/04
RTW, Inc.	$100.00	$ 72.84	$ 19.48	$ 14.61	$ 56.00	$ 81.04
Nasdaq Stock Market (U.S.)	$100.00	$ 60.32	$ 47.85	$ 33.08	$ 49.46	$ 53.83
Nasdaq Insurance Stocks	$100.00	$125.58	$134.64	$135.64	$167.62	$203.50

Employment Agreements

Jeffrey B. Murphy. The Company and Mr. Murphy entered into an employment agreement dated March 12, 2004 that had an initial term beginning December 17, 2003 through March 31, 2005. Under this agreement, Mr. Murphy received an annual base salary of $250,000, subject to review annually for increase by the Board of Directors. In addition to base salary, Mr. Murphy is eligible for bonuses, expense reimbursements and health, dental, life and disability insurance consistent with that provided to other officers and employees. Additionally, Mr. Murphy was granted 100,000 options at $6.00 per share on March 12, 2004. The Board increased Mr. Murphy's annual base salary to $275,000 effective April 1, 2005 and extended the contract for one year to April 2006. The agreement will continue to extend one year unless at least 30 days prior to the most recent anniversary of the agreement, either Mr. Murphy or the Company delivers to the other written notice of the intent not to extend the term of employment. In addition, the Company may terminate Mr. Murphy's employment for cause and upon his death or disability.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

The Compensation Committee of the Board of Directors administers our executive compensation programs. The Committee is currently composed of independent, non-employee directors, none of whom was at any time during the past fiscal year an officer or employee of the Company, was formerly an officer of the Company or any of its subsidiaries, or had any employment relationship with the Company.

Report of the Compensation Committee

This is a report of the Compensation Committee of the Board of Directors of the Company, which is comprised of Messrs. Goodwyne (Chairman), Koschinska and Deters, each of whom are non-employee directors. This report is not deemed incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934 and is not otherwise deemed to be filed under either Act.

The Compensation Committee reviews and makes recommendations to the Board of Directors regarding the salaries, compensation and benefits of the executive officers of the Company. It also administers and grants awards under the 1994 Stock Plan.

The Company's policy with respect to the compensation of executive officers is based upon the following principles: (1) executive base compensation levels should be established by comparison of job responsibility to similar positions in comparable companies and be adequate to retain highly-qualified personnel; and (2) variable compensation should be established to provide incentive to improve performance and shareholder value. In determining executive officers' annual compensation, the Compensation Committee considers the overall performance of the Company, as well as the particular executive officer's position at the Company and the executive officer's performance on behalf of the Company. Rather than applying a formulaic approach to determining annual compensation, the Compensation Committee uses various surveys of executive compensation for companies of a similar size in comparable industries as a basis for determining competitive levels of cash compensation.

During 2004, salaries of executive officers, including the Company's Chief Executive Officer, were set at levels that recognized salary rates in the industry. The Company believes that such salaries approximate the salaries of similarly situated individuals at comparable companies. Mr. Murphy's base salary was set at $250,000 on December 17, 2003 and subsequently increased to $275,000 on April 1, 2005, in recognition of the signing of the Minnesota Assigned Risk Plan contract, the successful increase in service revenue and the related launch of the Absentia Division and the Company's exceeding profitability goals for 2004.

Executive officers are all eligible for bonuses under the Company's bonus plan, approved by the Compensation Committee and the Board of Directors. The plan is based upon the Company's overall performance plus completing certain agreed upon goals. For 2004, the Compensation Committee established performance goals at which cash bonuses would be paid. Based upon realizing these goals, the Compensation Committee and the Board granted Mr. Murphy a $100,598 bonus for 2004, payable in 2005. The Compensation Committee has established specific performance goals as well as an overall plan for 2005 upon which cash bonuses will be paid.

The Company provides long-term incentives to its executives and ties a portion of executive compensation to Company performance through grants of stock options under the RTW, Inc. 1994 Stock Plan. As part of his employment contract, in March 2004 the Company granted Mr. Murphy a stock option to purchase 100,000 shares for his services as President and Chief Executive Officer. Further, the Committee, in 2005, granted Mr. Murphy an option to purchase 10,000 shares under the Company's bonus plan for 2004. In addition, the Committee, in 2004, granted Mr. Murphy an option to purchase 15,000 shares under the Company's bonus plan for 2003. The Committee believes these grants are appropriate compensation for Mr. Murphy's performance during 2004 and for his position and believe that the grants provide Mr. Murphy an additional incentive to improve the performance of the Company and the performance of its common stock in the market.

Submitted by the Compensation Committee of the Board of Directors:
JOHN O. GOODWYNE, CHAIRMAN GREGORY D. KOSCHINSKA WILLIAM J. DETERS

OTHER INFORMATION

Annual Report

The Company's Annual Report for the fiscal year ended December 31, 2004, which includes its Annual Report on Form 10-K as filed with the Securities and Exchange Commission, accompanies this Notice of Annual Meeting and proxy solicitation material. A copy of the Company's Annual Report on Form 10-K, excluding exhibits, but including financial statements and financial statement schedules, may be obtained by shareholders without charge upon written request to the Company's Secretary at the address indicated in this Proxy Statement. Copies of the Annual Report on Form 10-K, including exhibits, are available on the Company's website (www.rtwi.com) or the SEC's website (www.sec.gov).

Proposals of Shareholders

The proxy rules of the Securities and Exchange Commission permit shareholders of a company, after timely notice to the Company, to present proposals for shareholder action in the Company's proxy statement where such proposals are consistent with applicable law, pertain to matters appropriate for shareholder action and are not properly omitted by company action in accordance with the proxy rules. The Company expects that its 2006 Annual Meeting of Shareholders will be held on or about June 14, 2006. The Secretary of the Company must receive any shareholder proposal intended to be included in the Company's proxy material for the 2006 Annual Meeting of Shareholders, no later than the close of business on January 9, 2006

In addition, the Company's bylaws contain a properly brought business provision. Under the bylaws, business must be of a nature that is appropriate for consideration at a regular meeting and must be: (i) specified in the notice of meeting; (ii) otherwise properly brought before the meeting by or at the direction of the Board of Directors; or (iii) otherwise properly brought before the meeting by a shareholder. To be timely, the notice must be given by such shareholder to the Secretary of the Company not less than 60 days nor more than 90 days prior to a meeting date corresponding to the previous year's Annual Meeting, or if the date of the Annual Meeting will be different, the other dates specified by the Company. To be timely, shareholder proposals for the 2006 Annual Meeting of Shareholders must be given to the Secretary of the Company between March 17, 2006 and April 16, 2006. Each notice by a shareholder must set forth: (i) a brief description of the business desired to be brought forth; (ii) the name and address of the shareholder proposing the business; (iii) the number of shares owned by the shareholder; and (iv) any material interest of the shareholder in the business proposed.

A shareholder who wishes to make a proposal for consideration at the 2006 Annual Meeting, but does not seek to include the proposal in our proxy material, must notify our Secretary. The notice must be received no later than March 25, 2006. If the notice is not timely, then the persons named on our proxy card for the 2006 Annual Meeting may use their discretionary voting authority when the proposal is raised at the meeting.

Contacting the Board of Directors

Any shareholder who desires to contact our Board of Directors may do so by writing to the Board of Directors, generally, or to an individual Director at:

RTW, Inc.
c/o Corporate Secretary
8500 Normandale Lake Boulevard, Suite 1400
Bloomington, Minnesota 55437

All communications will be received and processed by the Corporate Secretary. Communications received in writing will be distributed to the full Board of Directors, a committee or an individual Director, as appropriate, depending on the facts and circumstances outlined in the communication received.

Other Matters

The Board of Directors is not aware that any matter, other than those described in the Notice of Annual Meeting of Shareholders to which this Proxy Statement is appended, will be presented for action at the meeting. If, however, other matters do properly come before the meeting, it is the intention of the persons named in the proxy to vote the proxies shares in accordance with their best judgment on such matters.

It is important that proxies be returned promptly with instructions as to voting. Shareholders who do not expect to attend the meeting in person are urged to mark, sign, date and send in the proxies by return mail.

By Order of the Board of Directors

Alfred L. LaTendresse, *Secretary*

April 29, 2005

(This page intentionally left blank)

RTW, INC.
2005 STOCK PLAN

SECTION 1. *General Purpose of Plan; Definitions.*

The name of this plan is the RTW, Inc. 2005 Stock Plan (the "Plan"). The purpose of the Plan is to enable RTW, Inc. (the "Company") and its Subsidiaries to retain and attract executives and other key employees, directors and consultants who contribute to the Company's success by their ability, ingenuity and industry, and to enable these individuals to participate in the long-term success and growth of the Company by giving them a proprietary interest in the Company.

For purposes of the Plan, the following terms are defined as set forth below:

a. "*Board*" means the Board of Directors of the Company as it may be comprised from time to time.

b. "*Cause*" means a felony conviction of a participant or the failure of a participant to contest prosecution for a felony, willful misconduct, dishonesty or intentional violation of a statute, rule or regulation, any of which, in the judgment of the Company, is harmful to the business or reputation of the Company.

c. "*Code*" means the Internal Revenue Code of 1986, as amended from time to time, or any successor statute.

d. "*Committee*" means the Committee referred to in Section 2 of the Plan.

e. "*Consultant*" means any person performing services for the Company or any Parent Corporation or Subsidiary of the Company and who is not an employee of the Company or any Parent Corporation or Subsidiary of the Company.

f. "*Company*" means RTW, Inc., a corporation organized under the laws of the State of Minnesota (or any successor corporation).

g. "*Deferred Stock*" means an award made pursuant to Section 8 below of the right to receive stock at the end of a specified deferral period.

h. "*Disability*" means permanent and total disability as determined by the Committee.

i. "*Early Retirement*" means retirement, with consent of the Committee at the time of retirement, from active employment with the Company and any Subsidiary or Parent Corporation of the Company.

j. "*Fair Market Value*" of Stock on any given date will be determined by the Committee as follows: (a) if the Stock is listed for trading on one or more national securities exchanges, or is traded on the Nasdaq Stock Market, the last reported sale price on the principal such exchange or the Nasdaq Stock Market on the date in question, or if the Stock has been traded on such principal exchange on such date, the last reported sales price on such principal exchange or the Nasdaq Stock Market on the first day prior thereto on which such Stock was so traded; or (b) if the Stock is not listed for trading on a national securities exchange or the Nasdaq Stock Market, but is traded in the over-the-counter market, including the Nasdaq System, the closing bid price for such Stock on the date in question, or if there is no such bid price for such Stock on such date, the closing bid price on the first day prior thereto on which such price existed; or (c) if neither (a) or (b) is applicable, by any means fair and reasonable by the Committee, which determination will be final and binding on all parties.

k. "*Incentive Stock Option*" means any Stock Option intended to be and designated as an "Incentive Stock Option" within the meaning of Section 422 of the Code.

l. "*Non-Employee Director*" means a "Non-Employee Director" within the meaning of Rule 16b-3(b)(3) under the Securities Exchange Act of 1934.

m. "*Non-Qualified Stock Option*" means any Stock Option that is not an Incentive Stock Option, and is intended to be and is designated as a "Non-Qualified Stock Option."

n. "*Normal Retirement*" means retirement from active employment with the Company and any Subsidiary or Parent Corporation of the Company on or after age 60.

o. "*Outside Director*" means a Director who: (a) is not a current employee of the Company or any member of an affiliated group which includes the Company; (b) is not a former employee of the Company who receives compensation for prior services (other than benefits under a tax-qualified retirement plan) during the taxable year; (c) has not been an officer of the Company; (d) does not receive remuneration from the Company, either directly or indirectly, in any capacity other than as a director, except as otherwise permitted under Code Section 162(m) and regulations thereunder. For this purpose, remuneration includes any payment in exchange for goods or services. This definition will be further governed by the provisions of Code Section 162(m) and regulations promulgated thereunder.

p. "*Parent Corporation*" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if each of the corporations (other than the Company) owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

q. "*Restricted Stock*" means an award of shares of Stock that are subject to restrictions under Section 7 below.

r. "*Retirement*" means Normal Retirement or Early Retirement.

s. "*Stock*" means the Common Stock of the Company.

t. "*Stock Appreciation Right*" means the right pursuant to an award granted under Section 6 below to surrender to the Company all or a portion of a Stock Option in exchange for an amount equal to the difference between (i) Fair Market Value, as of the date such Stock Option or such portion thereof is surrendered, of the shares of Stock covered by such Stock Option or such portion thereof, and (ii) the aggregate exercise price of such Stock Option or such portion thereof.

u. "*Stock Option*" means any option to purchase shares of Stock granted pursuant to Section 5 below.

v. "*Subsidiary*" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations (other than the last corporation in the unbroken chain) owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

SECTION 2. *Administration.*

The Plan will be administered by the Board of Directors or by a Committee appointed by the Board of Directors, consisting of not less than two Directors, all of whom must be Outside Directors and Non-Employee Directors, and who serve at the pleasure of the Board. Any or all of the functions of the Committee specified in the Plan may be exercised by the Board, unless the Plan specifically states otherwise.

The Committee has the power and authority to grant to eligible employees, members of the Board of Directors, or Consultants, pursuant to the terms of the Plan: (i) Stock Options, (ii) Stock Appreciation Rights, (iii) Restricted Stock, or (iv) Deferred Stock awards.

In particular, the Committee has the authority:

(i) to select the officers and other key employees of the Company and its Subsidiaries and other eligible persons to whom Stock Options, Stock Appreciation Rights, Restricted Stock and Deferred Stock awards may from time to time be granted hereunder;

(ii) to determine whether and to what extent Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock and Deferred Stock awards, or a combination of the foregoing, are to be granted hereunder;

(iii) to determine the number of shares to be covered by each such award granted hereunder;

(iv) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any award granted hereunder (including, but not limited to, any restriction on any Stock Option or other award and the shares of Stock relating thereto); and

(v) to determine whether, to what extent and under what circumstances Stock and other amounts payable with respect to an award under this Plan may be deferred either automatically or at the election of the participant.

The Committee will have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it may, from time to time, deem advisable; to interpret the terms and provisions of the Plan and any award issued under the Plan (and any agreements relating thereto); and to otherwise supervise the administration of the Plan. The Committee may delegate to executive officers of the Company the authority to exercise the powers specified in (i), (ii), (iii), (iv), and (v) above with respect to persons who are not executive officers of the Company.

All decisions made by the Committee pursuant to the provisions of the Plan will be final and binding on all persons, including the Company and Plan participants.

SECTION 3. *Stock Subject to Plan.*

The total number of shares of Stock reserved and available for distribution under the Plan will be 300,000 shares. These shares may consist, in whole or in part, of authorized and unissued shares.

Subject to paragraph (b)(iv) of Section 6 below, if any shares that have been optioned cease to be subject to Stock Options, or if any shares subject to any Restricted Stock or Deferred Stock award granted hereunder are forfeited or such award otherwise terminates without a payment being made to the participant, the shares will again be available for distribution in connection with future awards under the Plan.

In the event of any merger, reorganization, consolidation, recapitalization, stock dividend, other change in corporate structure affecting the Stock, or spin-off or other distribution of assets to shareholders, such substitution or adjustment will be made in the aggregate number of shares reserved for issuance under the Plan, in the number and option price of shares subject to outstanding options granted under the Plan, and in the number of shares subject to Restricted Stock or Deferred Stock awards granted under the Plan as may be determined to be appropriate by the Committee, in its sole discretion, with the number of shares subject to any award always being a whole number. Such adjusted option price will also be used to determine the amount payable by the Company upon the exercise of any Stock Appreciation Right associated with any Option.

SECTION 4. *Eligibility.*

Officers, other key employees of the Company and Subsidiaries, Directors and Consultants who are responsible for or contribute to the management, growth and profitability of the business of the Company and its Subsidiaries are eligible to be granted Stock Options, Stock Appreciation Rights, Restricted Stock or Deferred Stock awards under the Plan. The optionees and participants under the Plan will be selected from time to time by the Committee, in its sole discretion, from among those eligible, and the Committee may determine, in its sole discretion, the number of shares covered by each award.

Notwithstanding the foregoing, no person may, during any fiscal year of the Company, receive grants of Stock Options, Stock Appreciation Rights, Restricted Stock Awards or Deferred Stock Awards under this Plan that, in the aggregate, exceed 100,000 shares.

SECTION 5. *Stock Options.*

Any Stock Option granted under the Plan will be in such form as the Committee may from time to time approve.

The Stock Options granted under the Plan may be of two types: (i) Incentive Stock Options and (ii) Non-Qualified Stock Options. No Incentive Stock Options may be granted more than 10 years after the earlier of (i) the date the Plan is adopted by the Board and (ii) the date the Plan is approved by the shareholders. If the Plan is amended to increase the number of shares authorized for issuance, this 10-year period will automatically be extended to allow the granting of Incentive Stock Option for the additional shares for an additional 10 years from the earlier of (i) the date the amendment is adopted by the Board and (ii) the date the amendment is approved by the shareholders.

The Committee has the authority to grant any optionee Incentive Stock Options, Non-Qualified Stock Options, or both types of options (in each case with or without Stock Appreciation Rights). To the extent that any option does not qualify as an Incentive Stock Option, it will constitute a separate Non-Qualified Stock Option.

Anything in the Plan to the contrary notwithstanding, no term of this Plan relating to Incentive Stock Options may be interpreted, amended or altered, nor may any discretion or authority granted under the Plan be so exercised, so as to disqualify either the Plan or any Incentive Stock Option under Section 422 of the Code. The preceding sentence does not preclude any modification or amendment to an outstanding Incentive Stock Option, whether or not such modification or amendment results in disqualification of such Option as an Incentive Stock Option if the optionee consents in writing to the modification or amendment.

Options granted under the Plan will be subject to the following terms and conditions and may contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Committee deems desirable.

(a) *Option Price.* The option price per share of Stock purchasable under a Stock Option will be determined by the Committee at the time of grant. In no event may the option price per share of Stock purchasable under a Stock Option be less than 100% of the Fair Market Value of the Stock on the date of the grant. If an employee owns or is deemed to own (by reason of the attribution rules applicable under Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company or any Parent Corporation or Subsidiary and an Incentive Stock Option is granted to such employee, the option price may be no less than 110% of the Fair Market Value of the Stock on the date the option is granted.

(b) *Option Term.* The term of each Stock Option will be fixed by the Committee, but no Incentive Stock Option may be exercisable more than ten years after the date the option is granted. If an employee owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company or any Parent Corporation or Subsidiary and an Incentive Stock Option is granted to such employee, the term of such option may be no more than five years from the date of grant.

(c) *Exercisability.* Stock Options will be exercisable at such time or times as determined by the Committee at or after grant. If the Committee provides, in its discretion, that any option is exercisable only in installments, the Committee may waive such installment exercise provisions at any time. Notwithstanding anything contained in the Plan to the contrary, the Committee may, in its discretion, extend or vary the term of any Stock Option or any installment thereof, whether or not the optionee is then employed by the Company, if such action is deemed to be in the best interests of the Company. Notwithstanding anything contained in the Plan to the contrary, in the event of the sale by the Company of substantially all of its assets and the consequent discontinuance of its business, or in the event of a merger, exchange, consolidation or liquidation of the Company, the Board may, in its sole discretion, in connection with the Board's adoption of the plan for sale, merger, exchange, consolidation or liquidation, provide for one or more of the following: (i) the acceleration of the exercisability of any or all outstanding Stock Options; (ii) the complete termination of this Plan and cancellation of outstanding Stock Options not exercised prior to a date specified by the Board (which date must give optionees a reasonable period of time in which to exercise vested options prior to the effectiveness of such sale, merger, exchange, consolidation or liquidation); and (iii) the continuance of the Plan with respect to the exercise of options that were outstanding as of the date of adoption by the Board of such plan for sale, merger, exchange, consolidation or liquidation and provide to optionees holding such options the right to exercise their respective options as to an equivalent number of shares of stock of the corporation succeeding the Company by reason of such sale, merger, exchange, consolidation or liquidation. The grant of an option pursuant to the Plan will not limit in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure or to merge, exchange or consolidate or to dissolve, liquidate, sell or transfer all or any part of its business or assets.

(d) *Method of Exercise.* Stock Options may be exercised in whole or in part at any time during the option period by giving written notice of exercise to the Company specifying the number of shares to be purchased. The notice must be accompanied by payment in full of the purchase price, either by check, or by any other form of legal consideration deemed sufficient by the Committee and consistent with the Plan's purpose and applicable law, including a properly executed exercise notice together with irrevocable instructions to a broker acceptable to the Company to promptly deliver to the Company the amount of sale or loan proceeds to pay the exercise price. As determined by the Committee at the time of grant or exercise, in its sole discretion, payment in full or in part may also be made in the form of Stock already owned by the optionee (which has been owned for more than six months on the date of surrender) or, in the case of the exercise of a Non-Qualified Stock Option, by delivery of Restricted Stock or Deferred Stock subject to an award hereunder (based, in each case, on the Fair Market Value of the Stock on the date the option is exercised, as determined by the Committee). In the case of an Incentive Stock Option, the right to make a payment in the form of already owned shares may be authorized only at the time the option is granted, and that in the event payment is made in the form of shares of Restricted Stock or a Deferred Stock award, the optionee will receive a portion of the option shares in the form of, and in an amount equal to, the Restricted Stock or Deferred Stock award tendered as payment by the optionee. If the terms of an option so permit, an optionee may elect to pay all or part of the option exercise price by having the Company withhold from the shares of Stock that would otherwise be issued upon exercise that number of shares of Stock having a Fair Market Value equal to the aggregate option exercise price for the shares with respect to which such election is made. No shares of Stock may be issued until full payment for the shares has been made. An optionee will generally have the rights to dividends and other rights of a shareholder with respect to shares subject to the option when the optionee has given written notice of exercise, has paid in full for such shares, and, if requested, has given the representation described in paragraph (a) of Section 12.

(e) *Non-transferability of Options.* (i) No Incentive Stock Option is transferable by the optionee other than by will or by the laws of descent and distribution, and all Incentive Stock Options will be exercisable, during the optionee's lifetime, only by the optionee; and (ii) The Committee may, in its discretion, authorize all or a portion of any Nonqualified Stock Options to be granted to an optionee to be on terms that permit transfer by such optionee to (A) the spouse, children or grandchildren of the optionee ("Immediate Family Members"), (B) a trust or trusts for the exclusive benefit of such Immediate Family Members, or (C) a partnership or partnerships in which such Immediate Family Members are the only partners, if (1) there may be no consideration for any such transfer, (2) the Agreement pursuant to which such options are granted must be approved by the Committee, and must expressly provide for transferability in a manner consistent with this Section 5(f)(ii), and (3) subsequent transfers of transferred options will be prohibited except those in accordance with Section 5(e)(i). Following transfer, any such options will continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, but (i) the term "optionee" will in such event be deemed to refer to the transferee, and (ii) the events of termination of employment of Sections 5(f), 5(g), 5(h) and 5(i) hereof will continue to be applied with respect to the original optionee, following which the options will be exercisable by the transferee only to the extent, and for the periods specified in such Sections.

(f) *Termination by Death.* If an optionee's employment by the Company and any Subsidiary or Parent Corporation terminates by reason of death, the Stock Option may thereafter be immediately exercised, to the extent then exercisable, by the legal representative of the estate or by the legatee of the optionee under the will of the optionee, for a period of three years from the date of such death or until the expiration of the stated term of the option, whichever period is shorter.

(g) *Termination by Reason of Disability.* If an optionee's employment by the Company and any Subsidiary or Parent Corporation terminates by reason of Disability, any Stock Option held by such optionee may thereafter be exercised, to the extent it was exercisable at the time of termination due to Disability, but may not be exercised after one year from the date of such termination of employment or the expiration of the stated term of the option, whichever period is the shorter. In the event of termination of employment by reason of Disability, if an Incentive Stock Option is exercised after the expiration of the exercise periods that apply for purposes of Section 422 of the Code, the option will thereafter be treated as a Non-Qualified Stock Option.

(h) *Termination by Reason of Retirement.* If an optionee's employment by the Company and any Subsidiary or Parent Corporation terminates by reason of Retirement, any Stock Option held by such optionee may thereafter be exercised to the extent it was exercisable at the time of such Retirement, but may not be exercised after one year from the date of such termination of employment or the expiration of the stated term of the option, whichever period is the shorter. In the event of termination of employment by reason of Retirement, if an Incentive Stock Option is exercised after the expiration of the exercise periods that apply for purposes of Section 422 of the Code, the option will thereafter be treated as a Non-Qualified Stock Option.

(i) *Other Termination.* Unless otherwise determined by the Committee, if an optionee's employment by the Company and any Subsidiary or Parent Corporation terminates for any reason other than death, Disability or Retirement, the Stock Option will thereupon terminate, except that, if the optionee is involuntarily terminated without Cause by the Company and any Subsidiary or Parent Corporation, the option may be exercised to the extent it was exercisable at such termination for the lesser of three months or the balance of the option's term.

(j) *Annual Limit on Incentive Stock Options.* The aggregate Fair Market Value (determined as of the time the Stock Option is granted) of the Common Stock with respect to which an Incentive Stock Option under this Plan or any other plan of the Company and any Subsidiary or Parent Corporation is exercisable for the first time by an optionee during any calendar year may not exceed $100,000.

(k) *Directors Who Are Not Employees.* Effective January 1, 2007 or such earlier date as the Board determines and the comparable provisions in Section 5(k) of the Amended RTW, Inc. 1994 Stock Plan are terminated, each year on the date of the annual meeting of shareholders, each person who is not an employee of the Company, any Parent Corporation or Subsidiary and is serving as a member of the Board of Directors of the Company immediately following such annual meeting, will automatically, without any Committee action, be granted a Stock Option to purchase 2,500 shares of the Company's Stock at an option price per share equal to 100% of the Fair Market Value of a share of Stock on such date. All such Stock Options will be designated as Non-Qualified Stock Options and will be subject to the same terms and provisions as are then in effect with respect to the grant of Non-Qualified Stock Options to employees of the Company, except that (i) the term of each such Stock Option will be ten years; and (ii) the Stock Option will become exercisable in three equal installments beginning one year from the date of grant. Upon termination of a person's service as a Director of the Company, such Director will be allowed to exercise such Stock Option for a period of one year after the date on which such person ceased to be a Director, after which date the Stock Option, if not exercised, will terminate.

SECTION 6. *Stock Appreciation Rights.*

(a) *Grant and Exercise.* Stock Appreciation Rights may be granted in conjunction with all or part of any Stock Option granted under the Plan. In the case of a Non-Qualified Stock Option, these rights may be granted either at or after the time of the grant of such Option. In the case of an Incentive Stock Option, such rights may be granted only at the time of the grant of the option.

A Stock Appreciation Right or applicable portion thereof granted with respect to a given Stock Option will terminate and no longer be exercisable upon the termination or exercise of the related Stock Option, except that a Stock Appreciation Right granted with respect to less than the full number of shares covered by a related stock Option will not be reduced until the exercise or termination of the related Stock Option exceeds the number of shares not covered by the Stock Appreciation Right.

A Stock Appreciation Right may be exercised by an optionee, in accordance with paragraph (b) of this Section 6, by surrendering the applicable portion of the related Stock Option. Upon such exercise and surrender, the optionee will be entitled to receive an amount determined in the manner prescribed in paragraph (b) of this Section 6. Stock Options that have been so surrendered, in whole or in part, will no longer be exercisable to the extent the related Stock Appreciation Rights have been exercised.

(b) *Terms and Conditions.* Stock Appreciation Rights will be subject to such terms and conditions, not inconsistent with the provisions of the Plan, as may be determined from time to time by the Committee, including the following:

(i) Stock Appreciation Rights will be exercisable only at such time or times and to the extent that the Stock Options to which they relate are exercisable in accordance with the provisions of Section 5 and this Section 6 of the Plan.

(ii) Upon the exercise of a Stock Appreciation Right, an optionee will be entitled to receive up to, but not more than, an amount in cash or shares of Stock equal in value to the excess of the Fair Market Value of one share of Stock over the option price per share specified in the related option multiplied by the number of shares in respect of which the Stock Appreciation Right has been exercised, with the Committee having the right to determine the form of payment.

(iii) Stock Appreciation Rights will be transferable only when and to the extent that the underlying Stock Option would be transferable under Section 5 of the Plan.

(iv) Upon the exercise of a Stock Appreciation Right, the Stock Option or part thereof to which such Stock Appreciation Right is related will be deemed to have been exercised for the purpose of the limitation set forth in Section 3 of the Plan on the number of shares of Stock to be issued under the Plan, but only to the extent of the number of shares issued or issuable under the Stock Appreciation Right at the time of exercise based on the value of the Stock Appreciation Right at such time.

(v) A Stock Appreciation Right granted in connection with an Incentive Stock Option may be exercised only if and when the market price of the Stock subject to the Incentive Stock Option exceeds the exercise price of such Option.

SECTION 7. *Restricted Stock.*

(a) *Administration.* Shares of Restricted Stock may be issued either alone or in addition to other awards granted under the Plan. The Committee will determine the officers, key employees, members of the Board of Directors and Consultants of the Company and Subsidiaries to whom, and the time or times at which, grants of Restricted Stock will be made, the number of shares to be awarded, the time or times within which such awards may be subject to forfeiture, and all other conditions of the awards. The Committee may also condition the grant of Restricted Stock upon the attainment of specified performance goals. The provisions of Restricted Stock awards need not be the same with respect to each recipient.

(b) *Awards and Certificates.* The prospective recipient of an award of shares of Restricted Stock will not have any rights with respect to such award, unless and until such recipient has executed an agreement evidencing the award and has delivered a fully executed copy thereof to the Company, and has otherwise complied with the then applicable terms and conditions.

(i) Each participant will be issued a stock certificate with respect to shares of Restricted Stock awarded under the Plan. Such certificate will be registered in the name of the participant, and will bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such award, substantially in the following form:

"The transferability of this certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) of the RTW, Inc. 2005 Stock Plan and an Agreement entered into between the registered owner and RTW, Inc. Copies of such Plan and Agreement are on file in the offices of RTW, Inc., 8500 Normandale Lake Boulevard, Minneapolis, MN 55437."

(ii) The Committee must require that the stock certificates evidencing such shares be held in custody by the Company until the restrictions thereon have lapsed, and that, as a condition of any Restricted Stock award, the participant must deliver a stock power, endorsed in blank, relating to the Stock covered by such award.

(c) *Restrictions and Conditions.* The shares of Restricted Stock awarded pursuant to the Plan will be subject to the following restrictions and conditions:

(i) Subject to the provisions of this Plan and the award agreement, during a period set by the Committee commencing with the date of such award (the "Restriction Period"), the participant will not be permitted to sell, transfer, pledge or assign shares of Restricted Stock awarded under the Plan. In no event may the Restriction Period be less than one (1) year. Within these limits, the Committee may provide for the lapse of such restrictions in installments where deemed appropriate.

(ii) Except as provided in paragraph (c)(i) of this Section 7, the participant will have, with respect to the shares of Restricted Stock, all of the rights of a shareholder of the Company, including the right to vote the shares and the right to receive any cash dividends. The Committee, in its sole discretion, may permit or require the payment of cash dividends to be deferred and, if the Committee so determines, reinvested in additional shares of Restricted Stock (to the extent shares are available under Section 3 and subject to paragraph (f) of Section 12). Certificates for shares of unrestricted Stock will be delivered to the grantee promptly after, and only after, the period of forfeiture has expired without forfeiture in respect of such shares of Restricted Stock.

(iii) Subject to the provisions of the award agreement and paragraph (c)(iv) of this Section 7, upon termination of employment for any reason during the Restriction Period, all shares still subject to restriction will be forfeited by the participant.

(iv) In the event of special hardship circumstances of a participant whose employment is terminated (other than for Cause), including death, Disability or Retirement, or in the event of an unforeseeable emergency of a participant still in service, the Committee may, in its sole discretion, when it finds that a waiver would be in the best interest of the Company, waive in whole or in part any or all remaining restrictions with respect to such participant's shares of Restricted Stock.

(v) Notwithstanding the foregoing, in the event of the sale by the Company of substantially all of its assets and the consequent discontinuance of its business, or in the event of a merger, exchange, consolidation or liquidation of the Company, the Board may, in its sole discretion, in connection with the Board's adoption of the plan for sale, merger, exchange, consolidation or liquidation, provide for one or more of the following with respect to Restricted Stock Awards that are, on such date, still subject to a Restriction Period: (i) the removal of the restrictions on any or all outstanding Restricted Stock Awards; (ii) the complete termination of this Plan and forfeiture of outstanding Restricted Stock Awards prior to a date specified by the Board; and (iii) the continuance of the Plan with respect to the Restricted Stock Award that were outstanding as of the date of adoption by the Board of such plan for sale, merger, exchange, consolidation or liquidation and provide to participants holding Restricted Stock Awards the right to an equivalent number of restricted shares of stock of the corporation succeeding the Company by reason of such sale, merger, exchange, consolidation or liquidation. The grant of a Restricted Stock Award pursuant to the Plan will not limit in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure or to merge, exchange or consolidate or to dissolve, liquidate, sell or transfer all or any part of its business or assets.

SECTION 8. *Deferred Stock Awards.*

(a) *Administration.* Deferred Stock may be awarded either alone or in addition to other awards granted under the Plan. The Committee will determine the officers, key employees, members of the Board of Directors and Consultants of the Company and Subsidiaries to whom and the time or times at which Deferred Stock will be awarded, the number of Shares of Deferred Stock to be awarded to any participant or group of participants, the duration of the period (the "Deferral Period") during which, and the conditions under which, receipt of the Stock will be deferred, and the terms and conditions of the award in addition to those contained in paragraph (b) of this Section 8. The Committee may also condition the grant of Deferred Stock upon the attainment of specified performance goals. The provisions of Deferred Stock awards need not be the same with respect to each recipient.

(b) *Terms and Conditions.*

(i) Subject to the provisions of this Plan and the award agreement, Deferred Stock awards may not be sold, assigned, transferred, pledged or otherwise encumbered during the Deferral Period. In no event may the Deferral Period be less than one (1) year. At the expiration of the Deferral Period (or Elective Deferral Period, where applicable), share certificates will be delivered to the participant, or his legal representative, in a number equal to the shares covered by the Deferred Stock award.

(ii) Amounts equal to any dividends declared during the Deferral Period with respect to the number of shares covered by a Deferred Stock award will be paid to the participant currently or deferred and deemed to be reinvested in additional Deferred Stock or otherwise reinvested, all as determined at the time of the award by the Committee, in its sole discretion.

(iii) Subject to the provisions of the award agreement and paragraph (b)(iv) of this Section 8, upon termination of employment for any reason during the Deferral Period for a given award, the Deferred Stock in question will be forfeited by the participant.

(iv) In the event of special hardship circumstances of a participant whose employment is terminated (other than for Cause) including death, Disability or Retirement, or in the event of an unforeseeable emergency of a participant still in service, the Committee may, in its sole discretion, when it finds that a waiver would be in the best interest of the Company, waive in whole or in part any or all of the remaining deferral limitations imposed hereunder with respect to any or all of the participant's Deferred Stock.

(v) A participant may elect to further defer receipt of the award for a specified period or until a specified event (the "Elective Deferral Period"), subject in each case to the Committee's approval and to such terms as are determined by the Committee, all in its sole discretion. Subject to any exceptions adopted by the Committee, such election must generally be made prior to completion of one half of the Deferral Period for a Deferred Stock award (or for an installment of such an award).

(vi) Each award must be confirmed by, and subject to the terms of, a Deferred Stock agreement executed by the Company and the participant.

SECTION 9. *Transfer, Leave of Absence, etc.*

For purposes of the Plan, the following events will not be deemed a termination of employment:

(a) a transfer of an employee from the Company to a Parent Corporation or Subsidiary, or from a Parent Corporation or Subsidiary to the Company, or from one Subsidiary to another;

(b) a leave of absence, approved in writing by the Committee, for military service or sickness, or for any other purpose approved by the Company if the period of such leave does not exceed ninety (90) days (or such longer period as the Committee may approve, in its sole discretion); and

(c) a leave of absence in excess of ninety (90) days, approved in writing by the Committee, but only if the employee's right to reemployment is guaranteed either by statute or by contract, and the employee returns to work within 30 days after the end of such leave.

SECTION 10. *Amendments and Termination.*

The Board may amend, alter, or discontinue the Plan, but no amendment, alteration, or discontinuation may be made (i) that would impair the rights of an optionee or participant under a Stock Option, Restricted Stock or other Stock-based award theretofore granted, without the optionee's or participant's consent, or (ii) which without the approval of the shareholders of the Company would cause the Plan to no longer comply with Rule 16b-3 under the Securities Exchange Act of 1934, Section 422 of the Code or any other regulatory requirements.

The Committee may amend the terms of any award or option theretofore granted, prospectively or retroactively, but no such amendment may impair the rights of any holder without his or her consent except to the extent authorized under the Plan. The Committee may also substitute new Stock Options for previously granted options, including previously granted options having higher option prices.

SECTION 11. *Unfunded Status of Plan.*

The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a participant or optionee by the Company, nothing contained herein gives any such participant or optionee any rights that are greater than those of a general creditor of the Company. In its sole discretion, the Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Stock or payments in lieu of or with respect to awards hereunder, if the existence of such trusts or other arrangements is consistent with the unfunded status of the Plan.

SECTION 12. *General Provisions.*

(a) The Committee may require each person purchasing shares pursuant to a Stock Option under the Plan to represent to and agree with the Company in writing that the optionee is acquiring the shares without a view to distribution thereof. The certificates for such shares may include any legend that the Committee deems appropriate to reflect any restrictions on transfer.

All certificates for shares of Stock delivered under the Plan pursuant to any Restricted Stock, Deferred Stock or other Stock-based awards will be subject to such stock-transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Stock is then listed, and any applicable Federal or state securities laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(b) Subject to paragraph (d) below, recipients of Restricted Stock, Deferred Stock and other Stock-based awards under the Plan (other than Stock Options) are not required to make any payment or provide consideration other than the rendering of services.

(c) Nothing contained in this Plan will prevent the Board of Directors from adopting other or additional compensation arrangements, subject to shareholder approval if such approval is required, and such arrangements may be either generally applicable or applicable only in specific cases. The adoption of the Plan will not confer upon any employee of the Company or any Subsidiary any right to continued employment with the Company or a Subsidiary, as the case may be, nor will it interfere in any way with the right of the Company or a Subsidiary to terminate the employment of any of its employees at any time.

(d) Each participant must, no later than the date as of which any part of the value of an award first becomes includible as compensation in the gross income of the participant for Federal income tax purposes, pay to the Company, or make arrangements satisfactory to the Committee regarding payment of, any Federal, state, or local taxes of any kind required by law to be withheld with respect to the award. The obligations of the Company under the Plan will be conditional on such payment or arrangements and the Company and Subsidiaries will, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the participant. With respect to any award under the Plan, if the terms of such award so permit, a participant may elect by written notice to the Company to satisfy part or all of the withholding tax requirements associated with the award by (i) authorizing the Company to retain from the number of shares of Stock that would otherwise be deliverable to the participant, or (ii) delivering to the Company from shares of Stock already owned by the participant, that number of shares having an aggregate Fair Market Value equal to part or all of the tax payable by the participant under this Section 12(d). Any such election must be in accordance with, and subject to, applicable tax and securities laws, regulations and rulings.

(e) At the time of grant, the Committee may provide in connection with any grant made under this Plan that the shares of Stock received as a result of such grant will be subject to a repurchase right in favor of the Company, pursuant to which the participant will be required to offer to the Company upon termination of employment for any reason any shares that the participant acquired under the Plan, with the price being the then Fair Market Value of the Stock or, in the case of a termination for Cause, an amount equal to the cash consideration paid for the Stock, subject to such other terms and conditions as the Committee may specify at the time of grant. The Committee may, at the time of the grant of an award under the Plan, provide the Company with the right to repurchase, or require the forfeiture of, shares of Stock acquired pursuant to the Plan by any participant who, at any time within two years after termination of employment with the Company, directly or indirectly competes with, or is employed by a competitor of, the Company.

(f) The reinvestment of dividends in additional Restricted Stock (or in Deferred Stock or other types of Plan awards) at the time of any dividend payment will only be permissible if the Committee (or the Company's chief financial officer) certifies in writing that under Section 3 sufficient shares are available for such reinvestment (taking into account then outstanding Stock Options and other Plan awards).

SECTION 13. *Effective Date of Plan.*

The Plan will be effective on the date it is approved by a vote of the holders of a majority of the Stock present and entitled to vote at a meeting of the Company's shareholders.

Approval by Board of Directors April 27, 2005

RTW

8500 Normandale Lake Boulevard
Suite 1400
Bloomington, MN 55437

Tel: 952-893-0403
800-789-2242
Fax: 952-893-3700

Visit our Website at www.rtwi.com

Absentia[SM]